      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      PLANET HOLLYWOOD INTERNATIONAL, INC.

             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          5812                  59-3283783
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                            ------------------------

                                SCOTT E. JOHNSON
                             8669 COMMODITY CIRCLE
                               ORLANDO, FL 32819
                           TELEPHONE: (407) 345-5300
 (Name, address, including zip code, and telephone number, including area code, of Registrant's principal executive offices and of agent for service)
                            ------------------------

                                    COPY TO:
                            KRIS F. HEINZELMAN, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NY 10019-7475
                           TELEPHONE: (212) 474-1000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

      TITLE OF EACH CLASS            AMOUNT TO BE             OFFERING               AGGREGATE              AMOUNT OF
OF SECURITIES TO BE REGISTERED        REGISTERED        PRICE PER UNIT(1)(2)   OFFERING PRICE(1)(2)    REGISTRATION FEE(3)
12% Senior Subordinated Notes
  due 2005.....................      $250,000,000               100%               $250,000,000            $73,750.00

(1) Estimated solely for purposes of calculating the registraton fee.

(2) Exclusive of accrued interest, if any.

(3) Calculated pursuant to Rule 457.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 1, 1998

PROSPECTUS

                                  $250,000,000

                                     [LOGO]

    OFFER TO EXCHANGE ITS 12% SENIOR SUBORDINATED NOTES DUE 2005, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR UP TO $250,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 12% SENIOR SUBORDINATED NOTES DUE 2005.
                           --------------------------

 THE EXCHANGE OFFER (AS DEFINED HEREIN) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
                                     TIME,
                     ON           , 1998, UNLESS EXTENDED.
                           --------------------------

    Planet Hollywood International, Inc., a company incorporated under the laws of Delaware (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange its 12% Senior Subordinated Notes due 2005 (the "New Notes"), which have been registered under the Securities Act of 1933 (the "Securities Act") pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for up to $250,000,000 aggregate principal amount of its outstanding 12% Senior Subordinated Notes due 2005 (the "Old Notes"), of which $250,000,000 aggregate principal amount is outstanding as of the date hereof.

    The New Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the same benefits under the Indenture (as defined herein) as the Old Notes. In addition, the New Notes and the Old Notes will be treated as one series of securities under the Indenture. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions, registration rights and terms providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the registration of the New Notes. The New Notes and the Old Notes are collectively referred to herein as the "Notes." See "Description of the Notes."

    The New Notes will mature on April 1, 2005. The New Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after April 1, 2003, at the redemption prices set forth herein plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages (as defined herein), if any) to the redemption date. In addition, at any time or from time to time on or prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the New Notes originally issued at a redemption price of 112% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined herein); PROVIDED, HOWEVER, that at least $162.5 million aggregate principal amount of the New Notes remains outstanding following any such redemption. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to purchase the New Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of purchase. See "Description of the Notes."

    The Notes represent general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes will rank PARI PASSU in right of payment with all Senior Subordinated Indebtedness (as defined herein), whenever incurred, of the Company and senior in right of payment to all Subordinated Indebtedness (as defined herein), whenever incurred, of the Company. The Notes will be effectively subordinated to all current and future Indebtedness (as defined herein) and other liabilities of the Company's subsidiaries. As of December 28, 1997, outstanding Indebtedness and other liabilities of the Company's subsidiaries totaled approximately $33.1 million. See "Description of the Notes."
                                                    (CONTINUED ON THE NEXT PAGE)
                           --------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF THE OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND THAT PROSPECTIVE INVESTORS IN THE NEW NOTES SHOULD CONSIDER IN CONNECTION WITH SUCH INVESTMENT.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL
     BOARD HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
         OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY.
                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  The date of this Prospectus is May   , 1998.

(CONTINUED FROM FRONT COVER)

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement dated as of March 25, 1998 (the "Registration Rights Agreement") between the Company and Bear, Stearns & Co. Inc., Salomon Brothers Inc, NationsBanc Montgomery Securities LLC, Cowen & Company, SunTrust Equitable Securities Corporation and Scotia Capital Markets, as the initial purchasers of the Old Notes (the "Initial Purchasers").

    The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter, and there can be no assurance that the staff of the Commission will make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes. Holders of Old Notes accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the New Notes may not rely on the position of the staff of the Commission set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of New Notes must be covered by a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. See "The Exchange Offer."

    The New Notes are new securities for which there is currently no market. The Company presently does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Company has been advised by the Initial Purchasers that, following completion of the Exchange Offer, they presently intend to make a market in the New Notes; however, the Initial Purchasers are not obligated to do so and any market-making activities with respect to the New Notes may be discontinued at any time without notice. There can be no assurance that an active public market for the New Notes will develop.

    THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

    Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than the Initial Purchasers) to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. It is not expected that an active market for the Old Notes will develop while they are subject to restrictions on transfer. The Company will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be            , 1998 (the "Expiration Date"), unless
the Exchange Offer is extended by the Company in its sole discretion (but in no
event to a date later than            , 1998), in which case the term
"Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for payment by the Company. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

    This Prospectus, together with the Letter of Transmittal, are being sent to
all registered holders of Old Notes as of            , 1998.

    The Company will not receive any proceeds from the Exchange Offer. No dealer-manager is being used in connection with the Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

    UNTIL            , 1998, ALL BROKER-DEALERS EFFECTING TRANSACTIONS IN THE
NEW NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF BROKER-DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    No broker-dealer, salesperson or other individual has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus and Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Guarantor. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct at any time subsequent to its date.

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT TENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements that use the words "expects," "anticipates," "projects" or similar words indicating the Company's beliefs with respect to future results are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's or management's expectations are disclosed in this Prospectus in conjunction with the forward-looking statements and elsewhere under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Risk Factors.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is quoted on The New York Stock Exchange and, therefore, such reports, proxy statements and other information concerning the Company can also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Company files such material with the Commission electronically. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the New Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission at the addresses set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company (File No. 00-28230) are incorporated by reference in this Prospectus:

        (a) The Company's Definitive Proxy Statment on Schedule 14A, dated April 20, 1998 (filed April 14, 1998);

        (b) The Company's Annual Report on Form 10-K, for the year ended December 28, 1997 (filed March 23, 1998), as amended by Form 10K/A dated April 30, 1998 (filed April 30, 1998);

        (c) The Company's Current Reports on Form 8-K, dated March 9, 1998 (filed March 10, 1998), March 9, 1998 (filed March 10, 1998) and March 25, 1998 (filed March 26, 1998); and

        (d) The Company's Registration Statement on Form S-1, as amended, dated February 16, 1996 (Registration No. 333-01490).

    All documents and reports subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents described above that are incorporated by reference herein other than exhibits to such documents which are not specifically incorporated by reference in such documents. Written or telephone requests should be directed to: General Counsel, Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819, telephone number (407) 345-5300.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS INCLUDING THE NOTES THERETO (THE "CONSOLIDATED FINANCIAL STATEMENTS") INCLUDED ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, THE "COMPANY" REFERS TO PLANET HOLLYWOOD INTERNATIONAL, INC. AND, EXCEPT IN CONNECTION WITH DESCRIPTIONS RELATING TO THE NOTES, ITS CONSOLIDATED SUBSIDIARIES FOR THE PERIOD SUBSEQUENT TO JANUARY 1, 1995 AND TO PLANET HOLLYWOOD, INC., PLANET HOLLYWOOD, LTD. AND COMBINED ENTITIES (COLLECTIVELY, THE "PREDECESSORS") FOR ALL PERIODS PRIOR TO JANUARY 1, 1995. REFERENCES TO A FISCAL YEAR REFER IN EACH CASE TO THE YEAR ENDING ON THE SUNDAY CLOSEST TO DECEMBER 31 OF EACH YEAR, EXCEPT THAT REFERENCES TO FISCAL 1993 REFER TO THE FISCAL YEAR ENDED DECEMBER 31, 1993. AS USED IN THIS PROSPECTUS, "EBITDA" MEANS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND $68.2 MILLION OF NONCASH CHARGES ASSOCIATED WITH A $71.2 MILLION CHARGE IN FISCAL 1997. "PLANET HOLLYWOOD" AND "OFFICIAL ALL STAR CAFE" ARE REGISTERED TRADEMARKS OF THE COMPANY.

                                  THE COMPANY

    The Company is a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes. Since the Company commenced operations in October 1991, the PLANET HOLLYWOOD name and distinctive logo design have become among the most widely-recognized trademarks in the world. To date, the Company has promoted its brands primarily through the operation of theme restaurants, most notably PLANET HOLLYWOOD and the OFFICIAL ALL STAR CAFE, that provide a unique dining and entertainment experience in a high-energy environment and, through their integrated retail stores, offer a broad selection of merchandise displaying the Company's logos. During fiscal 1997, more than 20 million people visited the Company's 53 Company-owned and 34 franchised restaurant units located in 29 countries throughout the world. The Company had revenues of approximately $475.1 million and EBITDA of approximately $120.2 million in fiscal 1997.

    An important part of the Company's strategy is to promote its brands through the active involvement as stockholders of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, and sports stars, including Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal, Monica Seles and Tiger Woods. The Company's celebrity stockholders generate significant media attention and publicity for the PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE brands. The Company is continuing to expand its roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to appeal to broader segments of consumers.

    The Company will soon launch its third major theme concept, a tribute to the world of live music (the "Music Concept"). As with the Company's two existing theme concepts, the Music Concept will have substantial celebrity involvement and a distinctive brand name and logo that can be applied to restaurants, lodging and merchandise. The Music Concept will be promoted initially through theme restaurants with integrated retail stores. Each of the Music Concept theme restaurants will feature live performances by a broad range of musical artists, either in a connected club facility or in an integrated stage area within the restaurant itself. The Company's two flagship units are expected to open in the summer of 1998 in Leicester Square in London and Times Square in New York City. Each will have approximately 15,000 square feet of restaurant space seating up to 350 people and an adjacent live music club with room for approximately 500 people in London and 1,000 people in New York.

    The Company's theme restaurants are characterized by distinctive design features and are generally located at high profile sites in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Each unit prominently displays memorabilia associated with its theme, including costumes and props from popular movies (in the case of PLANET HOLLYWOOD units) and celebrity-owned uniforms and athletic equipment (in the case of OFFICIAL ALL

STAR CAFE units). Each unit's integrated retail store offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as other souvenir items. The OFFICIAL ALL STAR CAFE units also offer athletic apparel for various sports, such as tennis, basketball and baseball, as well as duffle bags and equipment bags, all of which incorporate an OFFICIAL ALL STAR CAFE "team" theme. Sales of merchandise yield higher operating margins than do food and beverage sales and provide additional off-site promotion for the Company's brands.

    The Company's strategy is to capitalize on its brand recognition across a wide range of businesses in addition to theme restaurants. Accordingly, the Company has embarked upon several strategic ventures in movie theaters, lodging, gaming and consumer products. These ventures, which are being developed in association with other companies that are leaders in their respective industries, include the following:

    - MOVIE THEATERS. The Company has formed a 50/50 joint venture with AMC Entertainment, Inc. ("AMC"), one of the nation's leading motion picture exhibitors, that will develop, own and operate a series of multi-screen, movie theater megaplexes under the brand name PLANET MOVIES BY AMC. Each megaplex facility will feature as many as 30 screens and a dramatically designed entertainment center that will include restaurants, including in most facilities a PLANET HOLLYWOOD unit and/or an OFFICIAL ALL STAR CAFE unit, as well as various refreshment and merchandise kiosks. The first PLANET MOVIES BY AMC megaplex, which is projected to open in the first half of 1999 near Columbus, Ohio, will occupy an approximately 160,000 square foot facility consisting of 30 screens with total seating capacity for 6,100 persons, an approximately 9,500 square foot PLANET HOLLYWOOD restaurant and a similar size OFFICIAL ALL STAR CAFE restaurant, each with its own integrated merchandise store, and various refreshment kiosks.

    - MUSIC CONCEPT HOTEL AND CASINO. The Company and a subsidiary of Aladdin Gaming Holdings, LLC ("Aladdin"), intend to form a 50/50 joint venture to construct, own and operate a music-themed hotel, casino and entertainment center (the "Las Vegas Project") as part of a 35-acre complex on the site of the existing Aladdin hotel and casino at the center of Las Vegas Boulevard (the "Strip") in Las Vegas, Nevada. The Las Vegas Project, which will be an extension of the Company's soon-to-be-launched Music Concept brand and is targeted for completion in 2000, is expected to include a 1,000-room hotel, a 50,000 square foot casino containing approximately 1,500 slot machines and 50 gaming tables, a Music Concept-themed restaurant with a merchandise store and a live performance club facility accommodating 1,000 people, as well as additional restaurants, an outdoor swimming pool and other amenities. The joint venture also is expected to acquire from Aladdin for nominal consideration a long-term lease of the existing 7,000-seat Theater of the Performing Arts (located in the center of the complex), which will be renovated into a state-of-the-art concert venue. The existing Aladdin hotel was razed in April 1998 and will be replaced by a new 2,600-room hotel and casino to be owned and operated by a subsidiary of Aladdin. The new Aladdin hotel and casino will be linked to the Las Vegas Project and the Theater of the Performing Arts by an entertainment and shopping mall, to be named the Desert Passage, that will include approximately 462,000 square feet of retail space. In addition to participation in the Las Vegas Project's profits through its 50% equity interest in the joint venture, the Company will receive license fees for the use of the Music Concept name and logo and consulting fees for the provision of certain services. The Las Vegas Project is subject to the negotiation and execution of definitive documentation and the receipt of necessary construction financing.

    - OFFICIAL ALL STAR HOTEL. The Company has acquired a 20% equity interest in a newly-formed joint venture with Vornado Realty Trust and an affiliate of Mr. Ong Beng Seng, a director and principal shareholder of the Company. In September 1997, the joint venture acquired the Hotel Pennsylvania, a 20-story, 1,700-room hotel (once known as the Statler Hotel) located directly opposite the entrance to New York City's famed Madison Square Garden. While continuing its normal operations, the hotel, which is New York City's fourth largest, is being renovated and remodeled into a unique, sports-themed facility that will be renamed the OFFICIAL ALL STAR HOTEL. Renovation is expected to be substantially completed by the end of 1999. The renovated guest rooms and common areas will feature theming that celebrates the world of sports, including memorabilia from the Company's sports celebrity stockholders and other prominent athletes and sports legends. In addition to its guest rooms, restaurants and banquet and conference facilities, the remodeled hotel (like its predecessor) will contain approximately 400,000 square feet of rentable retail space. In addition to participation in the hotel's profits through its 20% equity interest in the joint venture, the Company will receive license fees for the use of the OFFICIAL ALL STAR name and logo. In March 1998, Ong Beng Seng's affiliate announced that it had entered into an agreement to sell its interest in the OFFICIAL ALL STAR HOTEL to Vornado Realty Trust for a profit, which transaction is anticipated to close in Spring 1998.

    - PLANET HOLLYWOOD HOTEL. The Company has acquired a 20% equity interest in a newly-formed joint venture with several prominent real estate developers to construct and own a 50-story, 560-room, movie-themed hotel at the intersection of Broadway and 47th Street in New York City's Times Square redevelopment area. The new PLANET HOLLYWOOD HOTEL will be characterized by striking, modern decor and will include motion picture memorabilia from the Company's collection. Upon its completion--presently anticipated for late 1999, in time for the millennial New Year's Eve celebration--the hotel will also become the site for a new Company-owned PLANET HOLLYWOOD flagship restaurant with seating for more than 400 patrons that will replace the Company's existing restaurant on West 57th Street in New York City. In addition to participation in the hotel's profits through its 20% equity interest in the joint venture, the Company will receive license fees for the use of the PLANET HOLLYWOOD name and logo.

    - COOL PLANET ICE CREAM. The Company has formed a strategic alliance with Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), a leading manufacturer of ice cream and frozen desserts. Under a license from the Company, Dreyer's will produce and distribute through supermarkets and other retail food outlets a new line of premium-plus ice cream under the name COOL PLANET. In addition, the Company plans to develop and open its own COOL PLANET ice cream and dessert shops that will feature COOL PLANET ice cream products. The shops generally will range in size from 800 to 1,400 square feet, will have counter service and a small table seating area and will feature unique decor derived from the PLANET HOLLYWOOD theme concept. COOL PLANET ice cream will be added to the menu in all of the Company's theme restaurants and is anticipated to be sold in PLANET MOVIES BY AMC megaplexes. COOL PLANET ice cream products are expected to become available to consumers in 1998 and the Company anticipates opening COOL PLANET shops, mainly in California and Florida, by the end of 1998. Whoopi Goldberg, one of the Company's principal celebrity stockholders, has agreed to serve as spokesperson for COOL PLANET products and COOL PLANET shops.

                              RECENT DEVELOPMENTS

    On January 21, 1998, the Company announced that revenues and profits for the fourth quarter of fiscal 1997 would fall significantly short of analysts' estimates. The Company also stated that revenues on a "same unit" basis (which includes only Company-owned theme restaurants that have been open for a full fiscal period after an initial 18 months of operations) had declined approximately 13% during the 1997 fourth quarter compared to the corresponding period in fiscal 1996. The Company also said that it had recorded a $71.2 million charge ($44.5 million after-tax), $3.0 million of which represented a cash charge, in the 1997 fourth quarter primarily related to the writedown of underperforming assets and the write-off of certain development, franchising and other costs as a result of the Company's scaling back the expansion of its PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units and redirecting its marketing focus. The Company indicated that fourth quarter results were adversely affected by a decline in customer traffic at its restaurants due to (i) an increase in competition in the theme-dining sector, particularly in major tourist destinations, and (ii) a diversion of management's focus from existing unit operations to new unit openings and strategic initiatives. The 1997 fourth quarter results also were affected by increased staffing and infrastructure-related costs associated with the Company's rapid expansion in 1997 and by a shift of several planned franchised restaurant openings to the first half of 1998. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

    The Company has begun to undertake the following measures to improve its performance:

    - INTRODUCING NEW MARKETING INITIATIVES IN THE PLANET HOLLYWOOD RESTAURANT BUSINESS. One of the Company's key priorities in the near term is to inject new excitement into the PLANET HOLLYWOOD restaurant business in order to stimulate greater customer traffic. The Company plans to increase the frequency of celebrity events and promotions and broaden the number of celebrities associated with PLANET HOLLYWOOD, with an emphasis on new, up-and-coming stars. A senior executive has relocated from the Company's headquarters in Orlando, Florida to Hollywood, California, where he is responsible for developing new relationships with celebrities and other members of the film industry. In addition, the Company is taking steps to broaden the appeal of its restaurants through menu revisions, the acceptance of reservations in certain markets and greater promotion of group sales, in order to attract more local residents to augment the Company's primarily tourist customer base.

    - ENHANCING THE MIX OF MERCHANDISE SOLD IN PLANET HOLLYWOOD AND OFFICIAL ALL STAR CAFE UNITS. The Company is developing programs to continually update and refresh its merchandise mix. For example, the Company has begun to introduce special seasonal product lines two times per year, as a complement to the base souvenir merchandise business. At the same time, although new items are being added, the Company intends to reduce its total SKUs by 25% and has implemented an "open-to-buy" inventory management system. In addition to the merchandise stores in its theme restaurants, the Company will continue to pursue merchandise sales through its own stand-alone retail stores and other global retail distribution channels.

    - FOCUSING ON THREE KEY BRAND CONCEPTS. The Company continuously evaluates new themes for brand marketing. Such themes have included MARVEL MANIA, of which there is currently one unit in operation at Universal Studios, California, and CHEFS OF THE WORLD, which has only been in the development stage. However, the Company believes that PLANET HOLLYWOOD, the OFFICIAL ALL STAR CAFE and the Music Concept offer the greatest potential for long-term growth. Accordingly, the Company has terminated its relationship with MARVEL MANIA, due in part to the recent bankruptcy of the parent company of the Company's partner in the concept, and has shelved further development of its CHEFS OF THE WORLD concept.

    - SCALING BACK EXPANSION OF PLANET HOLLYWOOD AND OFFICIAL ALL STAR CAFE UNITS. As it revitalizes its existing unit base, the Company will scale back expansion of Company-owned PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units. In 1998, the Company plans to open three new PLANET HOLLYWOOD UNITS, compared to 12 opened in 1997, and two new OFFICIAL ALL STAR CAFE units, compared to four opened in 1997. The Company previously anticipated opening nine PLANET HOLLYWOOD and six OFFICIAL ALL STAR CAFE units in 1998. The Company expects franchisees to open approximately ten PLANET HOLLYWOOD units and one OFFICIAL ALL STAR CAFE unit during 1998.

    - REALIGNING AND STREAMLINING MANAGEMENT STRUCTURE. To support the further diversification of its business, the Company has created five operating divisions: Food & Beverage; Retail & Merchandise; Lodging & Gaming; Theaters & Entertainment; and Consumer Products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". In the future, the Company expects to report its financial results in line with this new divisional structure. The Company is realigning management responsibilities to ensure the strongest team for each division and will consider augmenting its in-house team through the recruitment of additional individuals with special expertise. Executives will be held strictly accountable for their results and their compensation will be tied to meeting performance targets. The Company has eliminated certain management layers to streamline its organization and increase operating efficiencies.

    - APPOINTING AN EXECUTIVE TO OVERSEE FRANCHISING. In connection with its management realignment, the Company has appointed an executive to oversee all of its franchising activities, including the development of new international franchises. The Company believes that all of its existing and newly developed brands have substantial franchising potential and, as a result, franchising will continue to play a key role in future growth.

    - HIRING A SENIOR OPERATIONS EXECUTIVE. Robert Earl, the Company's President and Chief Executive Officer, has reassumed primary responsibility for the Company's day-to-day operations in the near term. The Company has commenced a search for an experienced senior executive to oversee all of its operations in order to enable Mr. Earl to devote greater attention to strategic activities and the creative and marketing aspects of the Company's business.

    - REDUCING OPERATING COSTS. The Company has conducted a thorough review of its operating and expense structure and has identified several areas for cost reduction, including, among other things, staff reductions, enhanced purchasing efficiencies and streamlined operating procedures that are estimated to yield up to $5.0 million in annual cost savings.

    Because these measures will be implemented gradually over the balance of this fiscal year, the Company expects relatively flat revenues and modestly lower earnings in 1998. However, the Company expects to resume its growth in fiscal 1999 as its strategic ventures and other initiatives begin to contribute meaningfully to its performance.

                               THE EXCHANGE OFFER

The Exchange Offer............  The Company is offering to exchange pursuant to the
                                Exchange Offer an aggregate principal amount of up to
                                $250,000,000 principal amount of the New Notes for a like
                                principal amount of the Old Notes. The Company will issue
                                the New Notes on or promptly after the Exchange Date. As of the date of this Prospectus, $250,000,000 aggregate
                                principal amount of the Old Notes is outstanding. The terms of the New Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes
                                have been registered under the Securities Act and are
                                issued free from any covenant regarding registration,
                                including terms providing for an increase in the interest
                                rate on the Old Notes upon a failure to file or have
                                declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates. The
                                New Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the same benefits
                                under the Indenture as the Old Notes. The Issuance of the
                                New Notes and the Exchange Offer are intended to satisfy
                                certain obligations of the Company under the Registration
                                Rights Agreement. See "The Exchange Offer" and "Description
                                of the Notes."

Interest Payments.............  Interest on the New Notes will be payable semiannually on
                                April 1 and October 1 of each year, commencing October 1,
                                1998. See "The Exchange Offer--Interest on the New Notes."

Expiration Date...............  The Exchange Offer will expire at 5:00 p.m., New York City
                                time on            , 1998, unless extended by the Company
                                in its sole discretion (but in no event to a date later
                                than            , 1998). See "The Exchange
                                Offer--Expiration Date; Extensions; Amendments."

Exchange Date.................  The date of acceptance for exchange of the Old Notes and the consummation of the Exchange Offer will be the first
                                business day following the Expiration Date unless extended.
                                See "The Exchange Offer--Terms of the Exchange."

Conditions of the Exchange
  Offer.......................  The Company's obligation to consummate the Exchange Offer will be subject to certain conditions. See "The Exchange
                                Offer-- Conditions to the Exchange Offer." The Company
                                reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date.

Withdrawal Rights.............  Tenders may be withdrawn at any time prior to 5:00 p.m.,
                                New York City time, on the Expiration Date; otherwise, all tenders will be irrevocable. See "The Exchange
                                Offer--Withdrawal of Tenders."

Procedures for Tendering
  Notes.......................  See "The Exchange Offer--Procedures for Tendering."

Federal Income Tax
  Consequences................  The exchange of Old Notes for New Notes pursuant to the
                                Exchange Offer will not result in any income, gain or loss to holders who

                                participate in the Exchange Offer or to the Company for
                                federal income tax purposes. See "Income Tax
                                Considerations."

Resale........................  The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in
                                certain no-action letters addressed to other parties in
                                other transactions. However, the Company has not sought
                                their own no-action letter and there can be no assurance
                                that the staff of the Commission would make a similar
                                determination with respect to the Exchange Offer as in such other circumstances. Based on these interpretations by the staff of the Commission, the Company believes that New
                                Notes issued pursuant to this Exchange Offer in exchange
                                for Old Notes may be offered for resale, resold and
                                otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Old Notes directly from
                                the Company to resell pursuant to Rule 144A or any other
                                available exemption under the Securities Act or (ii) a
                                person that is an "affiliate" (as defined in Rule 405 of
                                the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the
                                Securities Act; PROVIDED that such New Notes are acquired
                                in the ordinary course of such holder's business and that
                                such holder is not participating and has no arrangement or understanding with any persons to participate, in the
                                distribution of such New Notes. Holders of Old Notes
                                accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the New
                                Notes may not rely on the position of the staff of the
                                Commission as set forth in these no-action letters and
                                would have to comply with the registration and prospectus
                                delivery requirements of the Securities Act in connection
                                with any secondary resale transaction. A secondary resale
                                transaction in the United States by a holder who is using
                                the Exchange Offer to participate in the distribution of
                                New Notes must be covered by a registration statement
                                containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act. Each
                                broker-dealer (other than an "affiliate" of the Company)
                                that receives New Notes for its own account pursuant to the
                                Exchange Offer must acknowledge that it acquired the Old
                                Notes as the result of market-making activities or other
                                trading activities and will deliver a prospectus in
                                connection with any resale of such New Notes. The Letter of
                                Transmittal states that by so acknowledging and by
                                delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended
                                or supplemented from time to time, may be used by a
                                broker-dealer in connection with resales of New Notes
                                received in exchange for Old Notes where such Old Notes
                                were acquired by such broker-dealer as a result of
                                market-making activities or other trading activities. In
                                addition, pursuant to Section 4(3) under the Securities
                                Act, until            , 1998, all dealers effecting
                                transactions in the New Notes, whether or not participating in the

                                Exchange Offer, may be required to deliver a Prospectus.
                                The Company has agreed that, for a period of 180 days after the date of this Prospectus, it will make this Prospectus
                                available to any broker-dealer for use in connection with
                                any such resale. See "Plan of Distribution." Any
                                broker-dealer who is an affiliate of the Company may not
                                rely on such no-action letters and must comply with the
                                registration and prospectus delivery requirements of the
                                Securities Act in connection with any secondary resale
                                transaction. See "The Exchange Offer--Purpose of the
                                Exchange Offer."

Remaining Old Notes...........  Holders of Old Notes who do not tender their Old Notes in the Exchange Offer or whose Old Notes are not accepted for exchange will continue to hold such Old Notes and will be
                                entitled to all the rights and preferences, and will be
                                subject to the limitations, applicable thereto under the
                                Indenture. All untendered and tendered but unaccepted Old
                                Notes (collectively, the "Remaining Old Notes") will
                                continue to bear legends restricting their transfer. In
                                general, the Old Notes may not be offered or sold, unless
                                registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the
                                Securities Act and applicable state securities laws. To the extent that the Exchange Offer is effected, the trading
                                market, if any, for Remaining Old Notes could be adversely affected. See "Risk Factors--Factors Relating to the
                                Notes--Consequences of Failure to Properly Tender Old Notes
                                Pursuant to the Exchange Offer" and "The Exchange
                                Offer--Terms of the Exchange."

Exchange Agent................  The exchange agent with respect to the Exchange Offer is
                                United States Trust Company of New York (the "Exchange
                                Agent"). The address and telephone number of the Exchange
                                Agent are set forth in "The Exchange Offer--Exchange
                                Agent."

Use of Proceeds...............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. See "Use of Proceeds."

                                       THE NEW NOTES

Securities Offered............  $250,000,000 aggregate principal amount of 12% Senior
                                Subordinated Notes due 2005 (the "New Notes").

Maturity Date.................  April 1, 2005.

Interest Payment Dates........  April 1 and October 1, commencing October 1, 1998.

Optional Redemption...........  The New Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after April 1, 2003, at the redemption prices set forth herein plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date. In addition, at any time or from time to time on or prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of
                                the New Notes originally issued at a redemption price of
                                112% of the principal amount thereof, plus accrued and
                                unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; PROVIDED, HOWEVER, that at least $162.5 million aggregate principal amount of the New Notes remains outstanding following any such
                                redemption. See "Description of the Notes--Optional
                                Redemption."

Gaming Redemption.............  The New Notes will be subject to mandatory disposition and redemption requirements in the event of certain
                                determinations by the Nevada Gaming Authorities (as
                                defined). See "Description of the Notes--Gaming
                                Redemption."

Change of Control Offer.......  Upon the occurrence of a Change of Control, the Company will be required to make an offer to purchase the New Notes at a price equal to 101% of the principal amount thereof,
                                plus accrued and unpaid interest, if any, thereon (plus
                                Liquidated Damages, if any) to the date of purchase.

Ranking.......................  The New Notes will be general unsecured obligations of the
                                Company, subordinated in right of payment to all existing
                                and future Senior Indebtedness of the Company. The New
                                Notes will rank PARI PASSU in right of payment with all
                                Senior Subordinated Indebtedness, whenever incurred, of the
                                Company and senior in right of payment to all Subordinated
                                Indebtedness, whenever incurred, of the Company. The New
                                Notes will be effectively subordinated to all current and
                                future Indebtedness and other liabilities of the Company's subsidiaries. As of December 28, 1997, outstanding
                                Indebtedness and other liabilities of such subsidiaries was approximately $33.1 million. See "Risk Factors" and
                                "Description of the Notes--Subordination."

Certain Covenants.............  The Indenture under which the New Notes will be issued (the
                                "Indenture") will contain covenants that, among other
                                things, limit (i) the issuance of additional debt and
                                redeemable stock by the Company, (ii) the issuance of debt and preferred stock by the Company's subsidiaries, (iii)
                                the payment of dividends on capital stock of the Company
                                and its subsidiaries and the redemption of capital stock of the Company, (iv) the sale of assets and subsidiary

                                stock, (v) transactions with affiliates, (vi) the
                                incurrence of liens and (vii) consolidations, mergers and
                                transfers of all or substantially all the Company's assets.
                                The Indenture also will prohibit certain restrictions on
                                distributions from the Company's subsidiaries. All these
                                limitations and prohibitions, however, are subject to a
                                number of important qualifications. See "Description of the
                                Notes--Certain Covenants."

                                  RISK FACTORS

    For a discussion of certain factors that holders of Old Notes should consider in connection with the Exchange Offer and that prospective investors in the New Notes should consider in connection with such an investment, see "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

                                                                             FISCAL YEAR(A)
                                                        ---------------------------------------------------------
                                                          1993        1994        1995        1996        1997
                                                        ---------  ----------  ----------  ----------  ----------
STATEMENTS OF OPERATIONS DATA:
Total revenues(b).....................................  $  30,677  $  125,932  $  270,606  $  373,364  $  475,125
Costs and expenses(b)(c)..............................     36,103     130,847     235,506     298,045     470,140
Income (loss) from operations(c)......................     (5,426)     (4,915)     35,100      75,319       4,985
Interest income (expense), net........................        142      (4,054)    (11,229)     (2,874)      1,327
Equity in loss (income) of unconsolidated
  affiliates(b)(c)....................................        198      --            (848)     (4,308)     (6,900)
Minority interests....................................        223        (299)     (3,728)     (1,037)     --
Provision for income taxes............................     --          --             875      27,636       4,954
Net income (loss)(c)..................................  ($  5,259) ($   9,268) $   20,727  $   37,659  $    8,258
Dividends per share...................................     --          --          --          --          --

OTHER DATA:
Net cash (used in) provided by operating activities...  $  (9,560) $   (3,146) $   33,370  $   48,830  $   35,766
Net cash used in investing activities.................    (32,503)    (52,490)    (75,599)    (73,870)   (156,445)
Net cash provided by financing activities.............     41,395      49,816      52,128      59,948      81,153
EBITDA(d).............................................     (2,198)     11,609      55,611     108,006     120,247
EBITDA margin(e)......................................         NM         9.2%       20.6%       28.9%       25.3%
Depreciation and amortization.........................      2,818      16,231      22,182      27,295      38,825
Capital expenditures(f)...............................     29,345      52,131      80,291      81,675     124,526
Ratio of earnings to fixed charges(g).................     --          --             2.0x        5.0x        1.2x
Units open at fiscal year end(h):
  Company-owned(i)....................................          4          15          23          37          53
  Franchised..........................................          3           3           6          21          34
                                                        ---------  ----------  ----------  ----------  ----------
      Total...........................................          7          18          29          58          87
                                                        ---------  ----------  ----------  ----------  ----------
                                                        ---------  ----------  ----------  ----------  ----------

PRO FORMA DATA:
Interest expense(j)...................................                                                 $   27,600
Ratio of EBITDA to interest expense(j)................                                                        4.4x
Ratio of long-term debt to EBITDA(k)..................                                                        2.1x
Ratio of earnings to fixed charges(g)(l)..............                                                        1.1x

                                                                          AS OF
                                                                    DECEMBER 28, 1997
                                                                  ----------------------
                                                                                 AS
                                                                   ACTUAL    ADJUSTED(K)
                                                                  ---------  -----------
BALANCE SHEET DATA:
Cash............................................................  $   9,089   $ 189,614
Working capital.................................................     30,431     210,956
Total assets....................................................    505,559     693,271
Long-term debt..................................................     70,491     258,491
Stockholders' equity............................................    338,541     338,254

------------------------

(FOOTNOTES APPEAR ON FOLLOWING PAGE)

(FOOTNOTES FOR PRECEDING PAGE)

(a) At the beginning of fiscal 1994, the Company changed its accounting period from a calendar year ending December 31 to a 52-53 week fiscal year ending on the Sunday nearest December 31 of each year.

(b) At December 31, 1993, the Company owned a 47.5% equity interest in PH London. Prior to fiscal 1994, the Company's investment was accounted for under the equity method of accounting. Effective January 1, 1994, the Company increased its equity interest in PH London to over 50%. As a result, the operations of PH London are consolidated in the Company's results commencing in fiscal 1994.

(c) Data for fiscal 1997 reflect a charge of $71.2 million. See "--Recent Developments."

(d) EBITDA means earnings before interest, taxes, depreciation, amortization and the $68.2 million of noncash charges associated with the charge of $71.2 million in fiscal 1997. See "--Recent Developments." EBITDA including the noncash charges was $52.0 million in fiscal 1997. EBITDA is presented because it provides useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. The Company's definition of EBITDA (including in the Indenture) may not be consistent with similarly titled measures used by other companies.

(e) EBITDA as a percentage of total revenues.

(f) Excludes pre-opening expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(g) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense and one-third of rent expense, which management believes is representative of the interest component of rent expense. Earnings consist of income from continuing operations before income taxes and equity in earnings of unconsolidated affiliates, plus fixed charges (other than capitalized interest, but excluding the amortization thereof). Earnings were insufficient to cover fixed charges by $5.5 million and $10.3 million in fiscal 1993 and 1994, respectively.

(h) Company-owned units are those operated by entities that are wholly-owned or majority-owned by the Company. The operating results of those entities are consolidated in the Company's results. Franchised units are those operated by independent franchisees or by joint ventures that are accounted for under the equity method of accounting.

(i) Excludes the one MARVEL MANIA unit.

(j) Includes interest expense on the Notes, net of interest on outstanding indebtedness to be repaid with the proceeds from the sale of the Old Notes, assuming the Old Notes had been issued at the beginning of fiscal 1997. Excludes amortization of debt discount and issuance costs.

(k) Gives effect to the sale of the Old Notes and the application of the proceeds therefrom, assuming the sale of the Old Notes had been consummated on December 28, 1997.

(l) Assumes the proceeds from the sale of the Old Notes had been used to repay $62.0 million of indebtedness outstanding during fiscal 1997.

                                  RISK FACTORS

    AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. HOLDERS OF OLD NOTES, IN CONNECTION WITH THEIR PARTICIPATION IN THE EXCHANGE OFFER, AS WELL AS PROSPECTIVE INVESTORS IN THE NEW NOTES SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION APPEARING IN THIS PROSPECTUS, PRIOR TO PARTICIPATING IN THE EXCHANGE OFFER OR MAKING AN INVESTMENT IN THE NEW NOTES.

CONSEQUENCES OF FAILURE TO PROPERLY TENDER OLD NOTES PURSUANT TO THE EXCHANGE
  OFFER

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the following restrictions on transfer with respect to their Old Notes: (i) the Remaining Old Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, and (ii) the Remaining Old Notes will bear a legend restricting transfer in the absence of registration or an exemption therefrom. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. To the extent that Old Notes are tendered and accepted in connection with the Exchange Offer, any trading market for remaining Old Notes could be adversely affected.

    Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but not accepted by the Company for exchange, will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

RANKING

    The Company's obligations with respect to the Notes will be subordinate to all of its Senior Indebtedness and will be effectively subordinated to all current and future Indebtedness and other liabilities of the Company's subsidiaries. As of December 28, 1997, the outstanding Indebtedness and other liabilities of the Company's subsidiaries was $33.1 million. The Indenture will permit the Company to incur additional Senior Indebtedness. By reason of the subordination provisions of the Indenture, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of the Company, holders of Senior Indebtedness of the Company will have to be paid in full before the Company makes payments in respect of the Notes. Accordingly, there may be insufficient assets remaining after such payments to pay amounts due on the Notes. See "Description of the Notes."

PARTICIPATION IN JOINT VENTURES

    The Company has begun, and intends to continue, investing a substantial portion of the proceeds from the sale of the Old Notes in, and will have continuing obligations to, entities that are not wholly owned or controlled by the Company, including the joint venture vehicles for PLANET MOVIES BY AMC, the Las Vegas Project, the OFFICIAL ALL STAR HOTEL and the PLANET HOLLYWOOD HOTEL. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, the Company may incur obligations to third parties under guarantees of indebtedness and other obligations of various joint venture entities. The Indenture does not prohibit these entities from incurring indebtedness. Certain of these entities have incurred, and in the future, may incur indebtedness that contains terms limiting or prohibiting the payment of dividends or distributions to the equity investors in such entities (including the Company). In addition, because the Company does not control distributions by these entities, there can be no assurance that, even if funds were available for distribution by these entities, the Company will receive any distributions from these entities. See "Business."

ABILITY TO MANAGE GROWTH

    The Company has experienced substantial growth in a relatively short period of time, including an increase in the number of Company-owned and franchised units and an expansion of direct merchandise sales. This rapid rate of growth has imposed, and the Company's new Music Concept and strategic ventures may continue to impose, significant strains on the Company's management. Failure of the Company to adequately manage its growth, or unexpected difficulties encountered during expansion of its activities, could have a material adverse impact on the Company's results of operations and financial condition.

LEVERAGE; ABILITY TO SERVICE DEBT

    As of December 28, 1997, after giving pro forma effect to the sale of the Old Notes and the application of the proceeds therefrom, the Company's Indebtedness would have been approximately $258.5 million. At that date the Company's shareholders' equity was approximately $338.5 million. Subject to the restrictions in the Indenture, the Company may incur additional Indebtedness from time to time.

    As a consequence of the indebtedness represented by the Notes and indebtedness incurred pursuant to the Credit Agreement (as defined herein) (if any): (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's flexibility to react to changes in the industry and changing business and economic conditions may be limited.

    The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. The Company anticipates that its operating cash flow will be sufficient to meet its operating expenses and to service its debt obligations as they become due. If the Company is unable to service its Indebtedness, it will be forced to adopt one or more other strategies that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its Indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DECLINES IN "SAME UNIT" REVENUES

    As noted under "Summary--Recent Developments," revenues of Company-owned units declined on a "same unit" basis approximately 13% during the fourth quarter of fiscal 1997 compared to the corresponding period in fiscal 1996 and the Company anticipates an approximately comparable decline in "same unit" revenues in the first quarter of fiscal 1998 to that of the fourth quarter of fiscal 1997. Revenues on a "same unit" basis declined approximately 11% during fiscal 1997 compared to fiscal 1996. See "Management's Discussion and Analysis of Results of Operations and Financial Condition." Although the Company is undertaking several initiatives to improve its performance, there can be no assurance that these initiatives will be successful and that "same unit" revenues will not continue to decline. The Company operates in an increasingly competitive environment with numerous competing themed restaurants entering many of its existing markets and, as it continues to expand into smaller markets, the Company has experienced, expects to experience in fiscal 1998 and could continue thereafter to experience declines in "same unit" revenues. In addition, during the initial six to twelve months following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation. The first six months of a unit's operations are not included in the "same unit" analysis. In fiscal 1997, 18 of the 53 Company-owned units were included in the "same unit" analysis and the Company expects 27 units to be included in fiscal 1998. There can be no assurance that the Company's franchised units, only two of which have been open for a sufficient period to be included in a similar "same unit" analysis for franchised units, will not experience similar declines in "same unit" revenues.

INDUSTRY CONDITIONS AND COMPETITION

    The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of the Company's units. Changes in any of these factors in the markets where the Company currently operates units could adversely affect the Company's results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors.

    The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than the Company compete with the Company in many markets. In addition, some competitors have design and operating concepts similar to those of the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

    The hotel/casino industry in Las Vegas is highly competitive. Hotels located on or near the Strip, including the planned Las Vegas Project, compete with other hotels located on the Strip and with other major hotels in downtown Las Vegas. Direct competitors of the Las Vegas Project, which will include such theme-oriented resorts as Caesar's Palace Hotel, The Mirage, Treasure Island Hotel and Casino, MGM Grand Hotel and Casino and Hard Rock Hotel and Casino, may have greater financial and other resources than the Las Vegas Project. Additional competition will come from the recently announced construction of several new major resort projects and expansion of several existing resorts, which are expected to add approximately 20,000 hotel rooms to the Las Vegas inventory by 1999. The future operating results of the Las Vegas Project could be materially adversely affected by such competitors and excess hotel and gaming capacity generally.

    The hotel/casino operations of the Las Vegas Project will also compete, to some extent, with other hotel/casino facilities in Nevada, other states which authorize gaming and elsewhere in the world. In light of the recent legalization in several states of casino gaming in specified areas and the passage of the Indian Gaming Regulatory Act in 1998, the Company expects many competitors to enter the hotel/casino industry, some of which may have greater financial and other resources than the Las Vegas Project. Such proliferation of gaming activities could materially adversely affect the business of the Las Vegas Project.

    The motion picture exhibition industry is affected by a number of factors, including the availability of desirable motion pictures and their performance in the exhibitors' markets. Poor performance of, or disruption in the production of or access to, motion pictures could adversely affect the performance of the PLANET MOVIES BY AMC joint venture. In addition, were the joint venture to experience poor relationships with one or more major motion picture distributors, its business could be adversely affected. The joint venture will be subject to competition with other exhibitors in obtaining films, attracting patrons and securing new theater sites. In addition, the joint venture's theaters will face competition from a number of non-theatrical motion picture delivery systems, such as pay television, pay-per-view and home video systems, and from other forms of entertainment that compete for the public's leisure time and disposable income.

RISK OF NEW VENTURES

    The Company's new Music Concept theme restaurants and its various new strategic ventures are unproven. There can be no assurance that the Music Concept or any new strategic venture pursued by the Company will be successful or that any such strategic venture will contribute to the Company's revenues and cash flow. The Company's OFFICIAL ALL STAR CAFE theme concept is in a relatively early stage of its development and has not yet met the Company's original expectations. The Company has undertaken certain measures in connection with the OFFICIAL ALL STAR CAFE concept. See "Summary--Recent Transactions." In addition, the definitive documentation relating to the Las Vegas Project has not yet been completed and there can be no assurance that such documentation will be executed and that the Las Vegas Project will be pursued.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    In fiscal 1997, revenues from foreign units constituted approximately $140.2 million (or 29%) of the Company's total revenues. Revenues from Company-owned units outside the United States, which are located primarily in Western Europe and Canada, accounted for 25% of total revenues. Royalties and initial franchise fees from foreign franchised units accounted for 4% of total revenues. The Company also realizes income from foreign units in which it owns a minority interest. Foreign operations present risks that are different than those encountered in North America, including potential political, social and economic instability (such as the recent turmoil in Asia where ten of the Company's franchised units are located). Uncertain economic conditions in certain foreign markets also may adversely affect the operating results of franchised units in those markets as well as the collectibility of receivables from those units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Company's international operations expose it to fluctuations between the U.S. dollar, which is the reporting currency in the Company's financial statements, and the local currencies in which units outside the United States transact business and on which royalties from franchises located outside the United States are based. The Company has not historically engaged in any significant hedging activities with respect to its non-U.S. dollar operations. There can be no assurance that the Company will not experience adverse results in its foreign operations or that significant currency fluctuations will not adversely affect the Company's reported results.

DEPENDENCE ON KEY EXECUTIVES

    The Company's success depends to a significant extent upon the contributions of its two senior executives, Keith Barish, Chairman of the Board, and Robert Earl, Chief Executive Officer, who are also the founding and principal stockholders of the Company. There can be no assurance that the Company would be able to attract or retain a suitable successor in the event of the loss of the services of either Mr. Barish or Mr. Earl, which loss could have a material adverse effect upon the Company. In addition, pursuant to certain of the Company's key contractual arrangements, including the lease for the PLANET HOLLYWOOD unit in Orlando, Florida, upon the death, physical or mental incapacitation or retirement of Mr. Earl, the Company may lose certain of the substantial benefits that have contributed to the Company's success or that are expected to contribute to any future growth of the Company. The Company has obtained a $25 million key man life insurance policy covering Mr. Earl, but there can be no assurance that the coverage provided by such policy will be sufficient to compensate the Company for the loss of Mr. Earl's services. The Company's future success will depend, in part, on its continuing ability to attract, retain and motivate qualified personnel. The Company is party to employment agreements with Mr. Barish and Mr. Earl that expire in January 2002 and in December 2001, respectively. See "Management."

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS; SEASONALITY

    As the Company enters new markets and develops new concepts, quarterly results may fluctuate more significantly. Moreover, as a result of the substantial revenues associated with each new Company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. For example, as noted under "Summary--Recent Developments," fiscal 1997 fourth quarter results were affected by, among other factors, the shift of several planned franchised restaurant openings to the first half of 1998. In addition, the Company's revenues have been seasonal due to the greater number of tourists who patronize the Company's units during the summer and year-end holiday seasons. Although units in certain locations are affected by different seasonal influences, the Company has historically experienced its strongest operating results from June through August. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN DIRECT MERCHANDISE SALES

    During the past two fiscal years, the Company has sold various items of its branded merchandise directly to specialty and other retailers with a worldwide distribution and marketing presence in order to increase the exposure of its brands to consumers. Direct sales of merchandise have generally been made on an opportunistic basis and there can be no assurance that such direct sales will continue at historical levels.

CONTROL BY PRINCIPAL STOCKHOLDERS

    Keith Barish, Robert Earl and Leisure Ventures Pte., Ltd. (a private Singapore company, f/k/a/ Planet Hollywood Holdings Pte., Ltd., controlled by Mr. Ong Beng Seng indirectly and Hotel Properties Limited, a public Singapore company of which Mr. Ong is the largest stockholder) collectively beneficially own approximately 69% of the outstanding Class A Common Stock ("Class A Common Stock") of the Company. In addition, Mr. Earl and a trust for the benefit of his children own an aggregate of 6,862,644 shares of non-voting Class B Common Stock of the Company which, after a period of time, will be convertible into shares of Class A Common Stock on a one-for-one basis. As a result, until there is a substantial decrease in the percentage of the outstanding shares of Class A Common Stock held by such stockholders, they will continue to have significant influence over the affairs of the Company and, if they choose to act together, will be able to elect all the members of the Board of Directors of the Company and influence significantly the approval of important corporate transactions and other matters requiring stockholder approval without the approval of minority stockholders.

YEAR 2000 COMPLIANCE

    Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs have traditionally been written using two digits rather than four to define the applicable year. As a consequence, unless modified, computer systems will not be able to differentiate between the year 2000 and 1900. Failure to address this problem could result in system failures and the generation of erroneous data. In 1997, the Company assessed its own year 2000 compliance and, based on such assessment, expects to upgrade its critical computer systems to make them year 2000 compliant by the end of fiscal 1998 without material expenditures. However, the Company may be adversely affected to the extent that other entities that do business with the Company, particularly credit card processors, are unable to achieve year 2000 compliance by the end of 1999.

GOVERNMENT REGULATION

    The restaurant industry and, to a lesser extent, the retail merchandising industry, are subject to numerous Federal, foreign, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation and building and zoning requirements. The Company is subject to regulation by Federal, foreign, state and local environmental protection agencies and to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, workers' compensation insurance rates or other costs associated with employees could substantially increase the Company's labor costs. Additionally, the Company may be subject in certain states to "dram-shop" statutes, which generally provide a person who is injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

    In addition, the gaming facilities which will form a part of the Las Vegas Project and the ownership of securities of the Company will be subject to extensive regulation by the state and local regulatory authorities of the State of Nevada. The Nevada State Gaming Control Board and the Nevada Gaming Commission and other local, county and state regulatory agencies (collectively, "Nevada Gaming Authorities") may, in compliance with certain statutory and regulatory procedures, limit, condition, suspend or revoke a license or approval to own the stock of the Company for any cause deemed reasonable by such licensing agency. Each holder of the Notes shall be deemed to have agreed (to the extent permitted by law) that if the Nevada Gaming Authorities determine that a holder or beneficial owner of the Notes must be found suitable (whether as a result of a foreclosure of the Casino or for any other reason), and if such holder or beneficial owner either refuses to file an application or is found unsuitable, such holder shall, upon request of the Company, dispose of such holder's Notes within 30 days after receipt of such request or such earlier date as may be ordered by the Nevada Gaming Authorities. The Company will also have the right to redeem Notes held by any holder at any time to prevent the loss or impairment of a gaming license or an application for a gaming license, at a redemption price equal to the lesser of the price at which such holder or beneficial owner acquired such Notes and the principal amount thereof, together with, in either case, accrued and unpaid interest and Liquidated Damages, if any, thereon to the earlier of the date of redemption and the date of the finding of unsuitability.

    Substantial fines for violations of gaming laws or regulations may be levied against the Company and persons involved. In addition, the Company could be subject to fines for each violation of the gaming laws. Furthermore, a supervisor could be appointed by a state court at the request of the Nevada Commission to operate any nonrestricted gaming establishment operated by the Company if the licenses held by the Company are revoked, suspended or otherwise lapse. In such extraordinary circumstances, earnings generated by gaming operations during a supervisor's appointment (except for reasonable rental value) could be forfeited to the State of Nevada. No assurances can be given that the Company or the Las Vegas Project will obtain any of the required licenses, registrations, findings of suitability, approvals and permits (collectively, "Gaming Licenses") or that such Gaming Licenses will be obtained on a timely basis. See "Business--Governmental Regulation."

PURCHASE OF NOTES UPON CHANGE OF CONTROL

    A Default (as defined herein) will occur if a Change of Control occurs and the Company does not cure such event by making an offer to purchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any (plus Liquidated Damages, if any), to the date of purchase and by purchasing all Notes properly tendered pursuant to such offer. The source of funds for any such purchase would be the Company's available cash or cash generated from other sources. However, there can be no assurance that sufficient funds would be available at the time of any Change of Control to make any required purchases of Notes tendered. See "Description of the Notes--Change of Control."

ABSENCE OF PUBLIC MARKET FOR THE NEW NOTES

    The New Notes are a new issue of securities, have no established trading market and may not be widely distributed. There can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which holders would be able to sell their New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the New Notes offered hereby on any securities exchange or for quotation through NASDAQ. If a market for the New Notes does develop, the price of the New Notes may fluctuate and liquidity may be limited. If a market for the New Notes does not develop, holders may be unable to resell such securities for an extended period of time, if at all. If the market were to exist, the New Notes could trade at prices lower than the initial offering price of the Old Notes depending on many factors, including those described above.

    Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruption may have an adverse effect on holders of the New Notes.

                                USE OF PROCEEDS

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as described in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to those of the New Notes, except that the New Notes have been registered under the Securities Act and are issued free of any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.

    The net proceeds from the sale of the Old Notes, after deducting discounts and estimated fees and expenses, were approximately $242.5 million. The Company has begun, and intends to continue, using the net proceeds from the sale of the Old Notes as follows: (i) capital expenditures associated with the construction of additional Company-owned theme restaurants, including Music Concept units,
(ii) capital expenditures associated with the Company's strategic ventures, including PLANET MOVIES BY AMC, the Las Vegas Project, the OFFICIAL ALL STAR HOTEL, the PLANET HOLLYWOOD HOTEL and COOL PLANET shops, (iii) repayment of approximately $102.2 million of outstanding bank borrowings and (iv) general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Prior to the application of the net proceeds from the sale of the Old Notes as described above, such funds are being invested in short-term, investment-grade securities. For a description of the Company's bank borrowings, see "Description of Credit Agreement."

                                 CAPITALIZATION

    The following table sets forth the cash position and consolidated capitalization of the Company as of December 28, 1997 and as adjusted to give effect to the sale of the Old Notes and the application of the net proceeds therefrom, assuming the sale of the Old Notes had been consummated on December 28, 1997.

                                                                                    DECEMBER 28, 1997
                                                                                  ----------------------
                                                                                                  AS
                                                                                    ACTUAL     ADJUSTED
                                                                                  ----------  ----------
                                                                                  (DOLLARS IN THOUSANDS)
Cash and cash equivalents.......................................................  $    9,089  $  189,614
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Long-term debt, excluding current portion:
Credit Agreement................................................................  $   62,000  $   --
  12% Senior Subordinated Notes due 2005........................................      --         250,000
  Capital leases and other......................................................       8,491       8,491
    Total long-term debt, excluding current portion.............................      70,491     258,491
                                                                                  ----------  ----------
Stockholders' equity(a).........................................................     338,541     338,254
                                                                                  ----------  ----------
Total capitalization............................................................  $  409,032  $  596,745
                                                                                  ----------  ----------
                                                                                  ----------  ----------

------------------------

(a) Upon the repayment of the outstanding bank borrowings, the Company will write off approximately $287,000 of debt issue costs, net of taxes.

                SELECTED HISTORICAL AND PRO FORMA OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary historical consolidated financial data with respect to the Company. The summary historical consolidated financial data for fiscal 1993, 1994, 1995, 1996 and 1997 have been derived directly from the Consolidated Financial Statements, including the consolidated balance sheets at December 29, 1996 and December 28, 1997 and the related consolidated statements of operations and cash flows for the three years ended December 28, 1997 and notes thereto appearing elsewhere herein. This information should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

    The following table also sets forth certain unaudited historical and pro forma operating data of the Company for the periods indicated. The Company believes the presentation of this information is useful to an understanding of the trends in the Company's results of operations and financial performance.

                                                                  FISCAL YEAR(A)
                                              ------------------------------------------------------
                                                1993       1994       1995       1996        1997
                                              ---------  ---------  ---------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
Revenues(b):
  Food and beverage.........................  $  18,311  $  78,377  $ 160,997  $ 222,481  $  273,344
  Merchandise...............................      9,185     41,826    104,051    124,955     173,966
  Royalties and other.......................      3,181      1,729      1,558      4,528      11,715
  Franchise fees............................     --          4,000      4,000     21,400      16,100
                                              ---------  ---------  ---------  ---------  ----------
      Total revenues........................     30,677    125,932    270,606    373,364     475,125
                                              ---------  ---------  ---------  ---------  ----------
Costs and expenses(b):
  Food and beverage cost of sales...........      4,372     19,891     38,537     50,190      61,930
  Merchandise cost of sales(c)..............      3,590     15,401     37,925     43,236      62,878
  Operating expenses(c).....................     13,120     59,683    116,805    156,893     208,484
  General and administrative expenses(c)....     12,203     19,641     20,057     20,431      49,324
  Depreciation and amortization.............      2,818     16,231     22,182     27,295      38,825
  Impairment of long-lived assets...........     --         --         --         --          48,699
                                              ---------  ---------  ---------  ---------  ----------
      Total operating costs and expenses....     36,103    130,847    235,506    298,045     470,140
                                              ---------  ---------  ---------  ---------  ----------
Income (loss) from operations...............     (5,426)    (4,915)    35,100     75,319       4,985
  Interest (expense) income, net............        142     (4,054)   (11,229)    (2,874)      1,327
  Gain on sale of subsidiary interests......     --         --            611     --          --
  Equity in income (loss) of unconsolidated
    affiliates..............................       (198)    --            848      4,308       6,900
  Minority interests........................        223       (299)    (3,728)    (1,037)     --
  Provision for income taxes................     --         --           (875)   (27,636)     (4,954)
                                              ---------  ---------  ---------  ---------  ----------
Income before extraordinary item............     (5,259)    (9,268)    20,727     48,080       8,258
  Extraordinary item, net...................     --         --         --        (10,421)     --
                                              ---------  ---------  ---------  ---------  ----------
Net income (loss)...........................  ($  5,259) ($  9,268) $  20,727  $  37,659  $    8,258
                                              ---------  ---------  ---------  ---------  ----------
                                              ---------  ---------  ---------  ---------  ----------
Net income per share(d):
  Basic.....................................                        $    0.26  $    0.37  $     0.08
                                                                    ---------  ---------  ----------
  Diluted...................................                        $    0.25  $    0.37  $     0.08
                                                                    ---------  ---------  ----------
Dividends per share.........................     --         --         --         --          --

BALANCE SHEET DATA (END OF YEAR):
Cash and cash equivalents...................  $  13,343  $   5,024  $  14,923  $  49,831  $    9,089
Working capital.............................     17,231      3,925     15,528     60,551      30,431
Total assets................................     80,183    144,923    240,185    401,260     505,559
Long-term debt..............................     30,091     82,819    122,745      7,529      70,491
Minority interests..........................      4,507      8,959     10,466     --          --
Redeemable warrants.........................     --         --         15,000     --          --
Stockholders equity.........................     16,298      7,459     28,145    312,131     338,541

                                                                  FISCAL YEAR(A)
                                              ------------------------------------------------------
                                                1993       1994       1995       1996        1997
                                              ---------  ---------  ---------  ---------  ----------
OTHER DATA:
Net cash (used in) provided by
  operating activities......................  $  (9,560) $  (3,146) $  33,370  $  48,830  $   35,766
Net cash used in investing activities.......    (32,503)   (52,490)   (75,599)   (73,870)   (156,445)
Net cash provided by financing
  activities................................     41,395     49,816     52,128     59,948      81,153
EBITDA(e)...................................      2,198     11,609     55,611    108,006     120,247
EBITDA margin(f)............................     NM            9.2%      20.6%      28.9%       25.3%
Depreciation and amortization...............      2,818     16,231     22,182     27,295      38,825
Capital expenditures(g).....................     29,345     52,131     80,291     81,675     124,526
Ratio of earnings to fixed charges(h)            --         --            2.0x       5.0x        1.2x
Units open at fiscal year end(i):
  Company-owned(j)..........................          4         15         23         37          53
  Franchised................................          3          3          6         21          34
                                              ---------  ---------  ---------  ---------  ----------
      Total.................................          7         18         29         58          87
                                              ---------  ---------  ---------  ---------  ----------
                                              ---------  ---------  ---------  ---------  ----------

PRO FORMA DATA:
Interest expense(k).........................                                              $   27,600
Ratio of EBITDA to interest expense(k)......                                                     4.4x
Ratio of long term debt to EBITDA(l)........                                                     2.1x
Ratio of earnings to fixed charges(h)(m)....                                                     1.1x

------------------------

(a) At the beginning of fiscal 1994, the Company changed its accounting period from a calendar year ending December 31 to a 52-53 week fiscal year ending on the Sunday nearest December 31 of each year.

(b) At December 31, 1993, the Company owned a 47.5% equity interest in PH London. Prior to fiscal 1994, the Company's investment was accounted for under the equity method of accounting. Effective January 1, 1994, the Company increased its ownership equity interest in PH London to over 50%. As a result, the operations of PH London are consolidated in the Company's results commencing in fiscal 1994.

(c) In fiscal 1997, cost of sales and general and administrative expenses reflect a charge of $3.0 million and $19.0 million, respectively. See "Summary--Recent Developments."

(d) Prior to fiscal 1995, the Company's operations were conducted by a limited partnership. Accordingly, no earnings per share data is included for periods prior to fiscal 1995.

(e) EBITDA means earnings before interest, taxes, depreciation, amortization and the $68.2 million of noncash charges associated with the charge of $71.2 million in fiscal 1997. See "Summary--Recent Developments." EBITDA including the non-cash charges was $52.0 million in fiscal 1997. EBIDTA is presented because it provides useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. The Company's definition of EBITDA (also used in the Indenture) may not be consistent with EBITDA as used and defined by other companies.

(f) EBITDA as a percentage of total revenues.

(g) Excludes pre-opening expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(h) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense and one-third of rent expense, which management believes is representative of the interest component of rent expense. Earnings consist of income from continuing operations before income taxes and equity in earnings of unconsolidated affiliates, plus fixed charges (other than capitalized interest, but excluding the amortization thereof). Earnings were insufficient to cover fixed charges by $5.5 million and $10.3 million in fiscal 1993 and 1994, respectively.

(i) Company-owned units are those operated by entities that are wholly owned or majority-owned by the Company. The operating results of those entities are consolidated in the Company's results. Franchised units are those operated by independent franchisees or by joint ventures that are accounted for under the equity method of accounting.

(j) Excludes the one MARVEL MANIA unit.

(k) Includes interest expense on the Notes, net of interest on outstanding indebtedness to be repaid with the proceeds from the sale of the Old Notes, assuming the Old Notes had been issued at the beginning of fiscal 1997. Excludes amortization of debt discount and issuance costs.

(l) Gives effect to the sale of the Old Notes and the application of the proceeds therefrom, assuming the sale of the Old Notes had been consummated on December 28, 1997.

(m) Assumes the proceeds from the sale of the Old Notes had been used to repay $62.0 million of indebtedness outstanding during fiscal 1997.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement with the Initial Purchasers, pursuant to which the Company agreed to use its best efforts to file with the Commission a registration statement with respect to the exchange of the Old Notes for a series of registered debt securities with terms identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act and are issued free of any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates.

    The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2,
1993). However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus deliver provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes. Holders of Old Notes accepting the Exchange Offer will represent to the Company in the Letter of Transmittal that such conditions have been met. Any holder who participates in the Exchange Offer for the purpose of participating in a distribution of the New Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of New Notes must be covered by a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to broker-dealers for use in connection with any such resale. See "Plan of Distribution."

    Except as aforesaid, this Prospectus may not be used for an offer to resell, resale or other retransfer of New Notes.

    The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

TERMS OF THE EXCHANGE

    Upon the terms and subject to the conditions of the Exchange Offer, the Company will, unless such Old Notes are withdrawn in accordance with the withdrawal rights specified in "Withdrawal of Tenders" below, accept any and all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The date of acceptance for exchange of the Old Notes, and consummation of the Exchange Offer, is the Exchange Date, which will be the first business day following the Expiration Date (unless extended as described herein). The Company will issue, on or promptly after the Exchange Date, an aggregate principal amount of up to $250,000,000 of New Notes in exchange for a like principal amount of outstanding Old Notes tendered and accepted in connection with the Exchange Offer. The New Notes issued in connection with the Exchange Offer will be delivered on the earliest practicable date following the Exchange Date. Holders may tender some or all of their Old Notes in connection with the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

    The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act and are issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates. The New Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the same benefits under the Indenture as the Old Notes. As of the date of this Prospectus, $250,000,000 aggregate principal amount of the Old Notes is outstanding.

    In connection with the issuance of the Old Notes, the Company arranged for the Old Notes originally purchased by qualified institutional buyers to be issued in the form of global notes (the "Initial Global Notes") and transferable in book-entry form through the facilities of The Depository Trust Company ("DTC"), acting as depositary. Except as described under "Book-Entry, Delivery and Form," the New Notes will be issued in the form of a global note registered in the name of DTC or its nominee and each holder's interest therein will be transferable in book-entry form through DTC. See "Book-Entry, Delivery and Form".

    Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the Registration Rights Agreement.

    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses".

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
           , 1998, unless extended by the Company in its sole discretion (but in
no event to a date later than            , 1998), in
which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    The Company reserves the right, in its sole discretion (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth below under "Conditions to the Exchange Offer" shall not have been satisfied and shall not have been waived by the Company (if permitted to be waived by the Company) and (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. In no event, however, shall
the Exchange Date be later than the first business day following            ,
1998.

    If the Company determines to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest at the rate of 12% per annum and will be payable semiannually in arrears on April 1 and October 1 of each year, commencing October 1, 1998. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance.

    Holders of Old Notes whose Old Notes are accepted for exchange will not receive interest on such Old Notes for any period subsequent to the last interest payment date to occur prior to the issue date of the New Notes, and will be deemed to have waived the right to receive any interest payment on the Old Notes accrued from and after such interest payment date.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes, and may terminate or amend the Exchange Offer before the acceptance of any Old Notes for exchange, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable good faith judgment, would be expected to impair the ability of the Company to proceed with the Exchange Offer, or

        (b) any law, statute, rule or regulation is adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the Commission or its staff, which, in the Company's reasonable good faith judgment, would be expected to impair the ability of the Company to proceed with the Exchange Offer.

    If the Company determines in its reasonable good faith judgment that any of the foregoing conditions exist, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Old Notes to withdraw their tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business days. In no event, however, shall the Exchange Date be
a date later than the first business day following            , 1998.

PROCEDURES FOR TENDERING

    To tender in connection with the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

    Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's Account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth under the caption "Exchange Agent", below, prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivery of such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    A signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17 Ad-15 under the Exchange Act (an "Eligible Institution").

    If the Letter Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed by such registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by such registered holder as such registered holder's name appears on such Old Notes.

    In the Letter of Transmittal or any Old Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes whose acceptance by the Company would, in the opinion of U.S. counsel for the Company, be unlawful. The Company also reserve the right to waive any defects, irregularities or conditions of tender as to any particular Old Notes either before or after the Expiration Date. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall have any duty or incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration date.

    In addition, the Company reserves the right, as set forth above under the caption "Conditions to the Exchange Offer", to terminate the Exchange Offer.

    By tendering, each holder represents to the Company that, among other things, the New Notes acquired in connection with the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company. If the holder is a broker-dealer which will receive New Notes for its own account in exchange of Old Notes, it will acknowledge that it acquired such Old Notes as the result of market making activities or other trading activities and it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent, or cannot complete the procedure for book-entry transfer, prior to the Expiration Date, may effect a tender of their Old Notes if:

        (a) The tender is made through an Eligible Institution;

        (b) Prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such

    Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) Such properly completed and executed Letter of Transmittal (of facsimile thereof) as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    To withdraw a tender of Old Notes in connection with the Exchange Offer, a written facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person who deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless Old Notes so withdrawn are validly re-tendered. Any Old Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be rendered by following one of the procedures described above under the caption "Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

    United States Trust Company of New York has been appointed as Exchange Agent in connection with the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent, at its offices at 770 Broadway, 13th Floor, New York, NY 10003. The Exchange Agent's telephone number is (800) 548-6565 and facsimile number is (212) 420-6152.

FEES AND EXPENSES

    The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Trustee, accounting and certain legal fees.

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendered holder.

ACCOUNTING TREATMENT

    The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. Any expenses of the Exchange Offer that are paid by the Company will be amortized by the Company over the term of the New Notes in accordance with generally accepted principles.

CONSEQUENCES OF FAILURES TO PROPERLY TENDER OLD NOTES IN THE EXCHANGE

    Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but not accepted by the Company for exchange, will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

    In the event the Exchange Offer is consummated, the Company will not be required to register the remaining Old Notes. Remaining Old Notes will continue to be subject to the following restrictions on transfer: (i) the remaining Old Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, and (ii) the remaining Old Notes will bear a legend restricting transfer in the absence of registration or an exemption therefrom. The Company does not currently anticipate that they will register the remaining Old Notes under the Securities Act. To the extent that Old Notes are tendered and accepted in connection with the Exchange Offer, any trading market for remaining Old Notes could be adversely affected.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Historically, the Company has derived substantially all of its revenues from its theme restaurants, which revenues have consisted of (i) food and beverage revenues, (ii) merchandise revenues, (iii) royalties and (iv) franchise fees. Food and beverage revenues and merchandise revenues derived from Company-owned units, as well as merchandise revenues from other retail channels, are referred to herein collectively as "Direct Revenues." For fiscal 1997, food and beverage revenues were approximately 61.1% of Direct Revenues and merchandise revenues were approximately 38.9% of Direct Revenues.

    Franchisees are typically required to pay an upfront franchise fee ranging from $1.0 million to $2.0 million, which is recognized when all the Company's pre-opening obligations in respect of the unit are fulfilled and the franchised unit opens. Thereafter, the franchisee is required to pay royalties based on its gross revenues from food, beverage and merchandise sales. These royalties typically range from 5% to 10% of the franchisee's food and beverage revenues and 10% to 15% of the franchisee's merchandise revenues.

    The Company historically has capitalized pre-opening costs for each of its new units and has amortized such costs over the 12-month period following the opening of the unit. Pre-opening costs consist of direct costs related to hiring and training the initial workforce and other direct costs related to opening a new unit, including expenses related to the grand opening. A new accounting standard was adopted in April 1998 by the American Institute of Certified Public Accountants, which is effective for fiscal 1999 and will require a change in the Company's accounting for pre-opening costs to an expense-as-incurred basis. See "--New Accounting Standards."

    During the initial period following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation, due primarily to the substantial promotional activity during this period, including its celebrity grand opening event. Because of this "honeymoon" period, a unit is included in the "same unit" analysis, which only includes Company-owned units, discussed below only after it has been open for a full fiscal period after the eighteenth month of its operations, at which time its performance for that period can be compared to its performance for the first full period following the sixth month of its operations (the comparable year ago period). In fiscal 1997, only 18 of the 53 Company-owned units were included in the "same unit" analysis.

    The Company believes that its future growth will come from expansion of its theme restaurant operations, including its new Music Concept, as well as capitalizing on its brands through various strategic ventures outside the restaurant industry. New Company-owned PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units will be smaller than most existing Company-owned units and correspondingly will have lower development and operating costs than existing units. However, because of their smaller size, new units also are expected to generate lower revenues than have historically been realized by the Company's existing units.

    During fiscal 1997, the Company organized its operations into five separate operational divisions to support the further diversification of its business. The Food & Beverage division is primarily responsible for the development of, and the food and beverage operations associated with, the Company's theme restaurants (other than those theme restaurants associated with the Company's joint venture projects). The Retail & Merchandising division is primarily responsible for the development of, and sales of products and merchandise through, retail stores located within the Company's theme restaurants as well as stand-alone retail stores and other distribution channels. The Theaters & Entertainment division is primarily responsible for the development and oversight of the Company's joint venture with AMC and for the creation and development of other entertainment ventures. The Lodging & Gaming division is responsible for the Company's participation in the Las Vegas Project, the OFFICIAL ALL STAR HOTEL and the PLANET HOLLYWOOD HOTEL, as well as similar ventures that may be pursued in the future. The Consumer Products division is primarily responsible for the licensing of the Company's brands in connection with selected consumer products, such as "PLANET HOLLYWOOD--The Game" and COOL PLANET ice cream. In the future, the Company expects to report its financial results in line with the new divisional structure.

OPERATING RESULTS

    The following table sets forth various components of the Company's operating results expressed as a percentage of total revenues (except where otherwise indicated) for fiscal 1995, 1996 and 1997. The table also sets forth certain relevant operating data for the periods presented.

                                                                                                       FISCAL
                                                                                           -------------------------------
                                                                                             1995       1996       1997
                                                                                           ---------  ---------  ---------
INCOME STATEMENT DATA:
Revenues:
  Food and beverage......................................................................       59.5%      59.6%      57.5%
  Merchandise............................................................................       38.4       33.5       36.6
  Royalties..............................................................................        0.6        1.2        2.5
  Franchise fees.........................................................................        1.5        5.7        3.4
                                                                                           ---------  ---------  ---------
    Total revenues.......................................................................      100.0%     100.0%     100.0%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------
Costs and expenses:
  Food and beverage cost of sales(a).....................................................       23.9%      22.6%      22.7%
  Merchandise cost of sales(b)...........................................................       36.4       34.6       36.1
  Operating expenses(c)..................................................................       44.1       45.2       46.6
  General and administrative expenses....................................................        7.4        5.5       10.4
  Depreciation and amortization..........................................................        8.2        7.3        8.2
  Equity in earnings of unconsolidated affiliates........................................       (0.3)      (1.2)      (1.5)
Total costs and expenses.................................................................       87.0       79.8       99.0
Income from operations...................................................................       13.0       20.2        1.0
Interest income (expense), net...........................................................       (4.1)      (0.8)       0.3
Minority interests.......................................................................        1.4        0.3     --
Provision for income taxes...............................................................        0.3        7.4        1.0
Net income...............................................................................        7.7       10.1        1.7

OPERATING DATA:
Food and beverage sales(c)...............................................................       60.7%      64.0%      61.1%
Merchandise sales(c).....................................................................       39.3       36.0       38.9
                                                                                           ---------  ---------  ---------
    Total Direct Revenues................................................................      100.0%     100.0%     100.0%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------
Units in operation at fiscal year end:
  Company-owned units....................................................................         23         37         53
  Franchised units.......................................................................          6         21         34
                                                                                           ---------  ---------  ---------
    Total................................................................................         29         58         87
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

------------------------

(a) As a percentage of food and beverage revenues.

(b) As a percentage of merchandise revenues.

(c) As a percentage of Direct Revenues.

    FISCAL 1997 COMPARED TO FISCAL 1996

        In fiscal 1997, "same unit" revenues of Company-owned units declined 11% compared to fiscal 1996. In addition, the Company recorded a charge in the 1997 fourth quarter of $71.2 million ($44.5 million after tax), $3.0 million of which represented a cash charge. The principal components of this charge were (i) $48.7 million related to a writedown of long-lived assets, associated with underperforming domestic and foreign Company-owned restaurant units, (ii) $19.0 million related to the write-off of certain franchise and other receivables as well as the abandonment of certain marketing initiatives and (iii) $3.0 million related to the write-off of obsolete merchandise inventories. In response to these lower than expected results, and as discussed above under "Summary--Recent Developments," the Company has begun to undertake various measures to improve its performance.

        REVENUES. Total revenues increased 27.2% from $373.4 million in fiscal 1996 to $475.1 million in fiscal 1997. The increase in revenues is due primarily to the Company's continued expansion through the development of new themed restaurants, franchising activities and the expansion of its retail distribution system, including direct merchandise sales.

        Direct Revenues increased 28.8% from $347.4 million in fiscal 1996 to $447.3 million in fiscal 1997, due primarily to the opening of 16 new Company-owned units in fiscal 1997 ($42.1 million of the increase) and the inclusion in fiscal 1997 results of a full year of operations of 14 Company-owned units that were opened in fiscal 1996 ($47.6 million of the increase). Increased sales of merchandise to specialty retailers and through other retail distribution channels also contributed to higher Direct Revenues in fiscal 1997. Fiscal 1997 Direct Revenues were adversely impacted by the 11% decline in "same unit" revenues. The decline in "same unit" revenues was due to a decline in customer traffic that was attributable principally to (i) increased competition in the theme-dining sector and (ii) a diversion of management's focus from existing unit operations to new unit openings and strategic initiatives. Competition in major tourist markets increased significantly in fiscal 1997. Four PLANET HOLLYWOOD units accounted for 46% of the dollar amount of the decline in "same unit" revenues, while contributing only 27% of "same unit" revenues as a whole. In addition, fiscal 1997 "same unit" revenues at certain of the Company's units were adversely impacted by the particularly strong revenues realized by these units in fiscal 1996 due to increased customer traffic generated by the Summer Olympics. In the near term, the Company anticipates further declines in "same unit" revenues, primarily as a result of decreased customer traffic due to increased competition.

        As a percentage of Direct Revenues, merchandise sales increased from 36.0% in fiscal 1996 to 38.9% in fiscal 1997. The increase in merchandise sales as a percentage of Direct Revenues was primarily due to the introduction of new product lines, sales to specialty retailers and promotional sales. To increase the exposure of its brands to consumers worldwide, the Company markets its branded products in innovative ways, including the sale of merchandise to specialty retailers having a worldwide distribution and marketing presence.

        Franchise fees were $21.4 million in fiscal 1996 and $16.1 million in fiscal 1997. In fiscal 1996, a total of 16 franchised units were opened, compared to 13 in fiscal 1997. Royalties and other revenues increased from $4.5 million in fiscal 1996 to $11.7 million in fiscal 1997, due primarily to growth in the number of franchised units and the licensing of the Company's brands.

        COSTS AND EXPENSES. Food and beverage costs as a percentage of food and beverage revenues increased slightly from 22.6% in fiscal 1996 to 22.7% in fiscal 1997. In fiscal 1997, merchandise costs as a percentage of merchandise revenues increased to 36.1% from 34.6% in fiscal 1996 due to a write-off of certain discontinued inventories (including inventories affected by a redesign of the Company's OFFICIAL ALL STAR CAFE logo), which resulted in a $3.0 million charge. Operating expenses, which consist primarily of occupancy, labor and other direct unit operating costs, increased from 45.2% of Direct Revenues in fiscal 1996 to 46.6% of Direct Revenues in fiscal 1997. Occupancy costs increased as a percentage of Direct Revenues in fiscal 1997 because revenues at many of the Company's units were below the minimum rent thresholds in the applicable leases. In fiscal 1997, labor costs increased as a percentage of Direct Revenues because salaried labor costs remained relatively constant as the Company opened smaller units in new markets. The increase in operating expenses as a percentage of Direct Revenues was also a result of the decline in "same unit" sales.

        General and administrative expenses increased to $49.3 million in fiscal 1997 from $20.4 million in fiscal 1996. Approximately $19.0 million of the $28.9 million increase was attributable to the fourth quarter charge, consisting primarily of write-offs of certain franchise and other receivables as a result of the change in the Company's business strategy and financial uncertainties facing certain franchisees in Eastern Europe and Asia. The remainder of the increase was due principally to the expansion of the Company's corporate infrastructure, including increased employee headcounts.

        DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from 7.3% of total revenues in fiscal 1996 to 8.2% of total revenues in fiscal 1997 due to increased depreciation on units constructed in 1996 and 1997 and a full year's amortization of goodwill on the units acquired by the Company in fiscal 1996.

        IMPAIRMENT OF LONG-LIVED ASSETS. As a result of operating losses incurred and projected to continue at certain restaurant units, the Company recorded a noncash impairment charge of $48.7 million in fiscal 1997 related to the writedown of long-lived assets associated with certain underperforming units. The Company considers continued and projected operating losses or significant and long-term change in market conditions to be its primary indicators of potential impairment. An impairment was recognized as the future projected undiscounted cash flows for these units were estimated to be insufficient to recover the related carrying value of the long-lived assets relating to the units. As a result, the carrying values of these assets were written down to their estimated fair values based on the projected discounted cash flows. No such charges were required in fiscal 1996.

        INTEREST INCOME (EXPENSE), NET. Net interest expense was $2.9 million in fiscal 1996 compared to net interest income of $1.3 million in fiscal 1997. Proceeds from the Company's initial public offering in April of 1996 were utilized to extinguish Company debt and interest was earned on the investment of remaining funds.

        EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES. Equity in earnings of unconsolidated affiliates increased from $4.3 million in fiscal 1996 to $6.9 million in fiscal 1997, primarily due to additional franchise openings by ECE and PH Asia in 1997 and earnings from the Company's investment in the Hotel Pennsylvania.

        OTHER. Minority interests decreased from $1.0 million in fiscal 1996 to zero in fiscal 1997 due to the acquisition by the Company of all minority interests during fiscal 1996.

        PROVISION FOR INCOME TAXES. The provision for income taxes was $27.6 million or 36.5% of pretaxable income in fiscal 1996 compared to $5.0 million or 37.5% in fiscal 1997. The increase in the Company's effective tax rate is primarily due to an increase in the percentage of total earnings from domestic units in fiscal 1997.

        EXTRAORDINARY ITEM, NET. In fiscal 1996, the Company incurred an extraordinary charge of $10.4 million, net of $5.9 million in taxes, as a result of the early extinguishment of long-term notes payable.

        SEASONALITY AND QUARTERLY COMPARISONS. The Company's revenues have been seasonal, due to the greater number of tourists who patronize the Company's units during the summer and year-end holiday season. Although units in certain locations are affected by different seasonal influences, the Company has historically experienced its strongest operating results from June through August. Moreover, as a result of the substantial revenues associated with each new Company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. Additionally, in 1997 the Company realized substantial revenues through its retail distribution system. Quarterly results may fluctuate significantly in association with the timing of these transactions.

    FISCAL 1996 COMPARED TO FISCAL 1995

        REVENUES. Total revenues increased 38.0% from $270.6 million in fiscal 1995 to $373.4 million in fiscal 1996.

        Direct Revenues increased 31.1% from $265.0 million in fiscal 1995 to $347.4 million in fiscal 1996, due primarily to the opening of 14 new Company-owned units in fiscal 1996 ($43.3 million of the increase) and the inclusion of a full year of operations of the nine Company-owned Planet Hollywood units opened in fiscal 1995 ($49.2 million of the increase). Direct Revenues on a "same unit" basis decreased 2.0% from $200.6 million in fiscal 1995 to $196.6 million in fiscal 1996. As a percentage of Direct Revenues, merchandise sales decreased from 39.3% in fiscal 1995 to 36.0% in fiscal 1996. The decrease in merchandise mix is mostly due to the timing of new unit openings and development of new concepts which typically have a lower merchandise mix in their development stage.

        Franchise fees were $4.0 million in fiscal 1995 and $21.4 million in fiscal 1996 due to the opening of 16 franchises during 1996. Royalties increased 190.7% from $1.6 million in fiscal 1995 to $4.5 million in fiscal 1996, due primarily to the growth in the number of franchised units.

        COSTS AND EXPENSES. Food and beverage costs decreased from 23.9% of food and beverage revenues in fiscal 1995 to 22.6% in fiscal 1996 as a result of improved buying power and efficiencies from the greater unit base, allowing for favorable negotiations with suppliers. Merchandise costs decreased from 36.4% of merchandise revenues in fiscal 1995 to 34.6% in fiscal 1996 primarily as a result of improved buying power and favorable negotiation with suppliers. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 44.1% of Direct Revenues in fiscal 1995 to 45.2% in fiscal 1996, due primarily to opening of Company-owned units in Europe, which generally have higher operating costs.

        General and administrative expenses increased slightly from $20.1 million in fiscal 1995 to $20.4 million in fiscal 1996, as the Company continued to develop its infrastructure. However, these expenses were offset by reduced legal costs and cost savings generated from the sale of a Company-owned aircraft to an unaffiliated third party. As a percent of total revenues, general and administrative expenses decreased from 7.4% in fiscal 1995 to 5.5% in fiscal 1996 due to the greater number of Company-owned units contributing to total revenues. Depreciation and amortization increased 23.1% from $22.2 million in fiscal 1995 to $27.3 million in fiscal 1996, due primarily to the larger number of units in operation in 1996. Equity in income of unconsolidated affiliates increased from $0.8 million in fiscal year 1995 to $4.3 million in fiscal year 1996, attributable to various unit openings by the Company's minority investments in ECE and PH Asia.

        INTEREST INCOME (EXPENSE), NET. Net interest expense decreased 74.4% from $11.2 million in fiscal 1995 to $2.9 million in fiscal 1996 as a result of repayment of debt with the proceeds from the Company's initial public offering.

        OTHER. Minority interests decreased from $3.7 million in fiscal 1995 to $1.0 million in fiscal 1996, due to the acquisition by the Company of all minority interests during fiscal 1996. In fiscal 1995, the Company realized a $0.6 million gain on the sale of a portion of its interest in the entity that owns the Washington, D.C. PLANET HOLLYWOOD unit.

        PROVISION FOR INCOME TAXES. The provision for income taxes was $27.6 million for fiscal year 1996. In fiscal 1995, the Company recorded a provision for income taxes of $0.9 million.

        The Company incurred an extraordinary charge during fiscal 1996 of $10.4 million, net of $5.9 million in taxes, as a result of the early retirement of long-term notes payable.

        LIQUIDITY AND CAPITAL RESOURCES

        The following table presents a summary of the Company's cash flows for fiscal 1995, 1996 and 1997 (dollars in thousands):

                                                                           FISCAL
                                                              --------------------------------
                                                                1995       1996        1997
                                                              ---------  ---------  ----------
Net cash provided by operating activities...................  $  33,370  $  48,830  $   35,766
Net cash used in investing activities.......................    (75,599)   (73,870)   (156,445)
Net cash provided by financing activities...................     52,128     59,948      81,153
Net effect of exchange rates on cash........................         --         --      (1,216)
Net increase (decrease) in cash and cash equivalents........  $   9,899  $  34,908  ($  40,742)

        In its operations, the Company does not have significant receivables and receives trade credit based upon negotiated terms in purchasing food products and other supplies. The Company does have accounts receivable arising out of franchise fees and royalties which will vary depending on the number of franchises in operation and the number of franchises granted in a given year. The Company's business has not required significant working capital to meet its operating requirements. The Company requires capital primarily for the development and operation of Company-owned units and has historically financed these activities from development loans and capital contributions by its stockholders, cash generated from operations and fees received in connection with the sale of franchises. In addition, in August 1995 the Company received net proceeds of $57.2 million from the private placement of $60.0 million principal amount of senior subordinated notes and common stock purchase warrants. In April 1996, the Company received proceeds of $196.6 million from the initial public offering of its common stock, which were used in part to retire the senior subordinated notes. In fiscal 1997, the Company utilized borrowings against its credit facility and funds received from a private sale of its common stock to help finance development activity.

        Net cash provided by financing activities in fiscal 1995, 1996 and 1997 was $52.1 million, $59.9 million and $81.2 million, respectively. In fiscal 1995, the primary sources of financing were the sale of the senior subordinated notes and warrants and development loans from stockholders. In fiscal 1996, the primary source of financing was the initial public offering of the Company's common stock. In fiscal 1997, the primary sources of financing were borrowings on the Company's credit facility and proceeds from a private sale of its common stock.

        Net cash provided by operating activities in fiscal 1995, 1996 and 1997 was $33.4 million, $48.8 million and $35.8 million, respectively. The increase in cash provided by operating activities from fiscal 1995 to fiscal 1996 was primarily due to the increased profitability of the Company. The decrease in cash provided by operating activities from fiscal 1996 to fiscal 1997 was due primarily to the utilization of cash in fiscal 1997 for inventory and operating expenses. Expenditures for pre-opening expenses, which are capitalized and amortized over a 12-month period following the opening of a unit, were $15.5 million, $13.9 million and $18.8 million for fiscal 1995, 1996 and 1997, respectively, and averaged $1.3 million per unit during the three-year period.

        Net cash used in investing activities in fiscal 1995, 1996 and 1997 was $75.6 million, $73.9 million and $156.4 million, respectively. The increase in net cash used in investing activities from fiscal 1996 to fiscal 1997 was primarily the result of the increased development and construction of new units and the construction of the Company's corporate headquarters. Capital expenditures for fiscal 1995, 1996 and 1997 were $80.3 million, $81.7 million and $124.5 million, respectively.

        Of the $196.6 million net proceeds from the initial public offering of the Company's common stock in fiscal 1996, the Company used approximately $130.8 million to prepay indebtedness consisting of approximately $70.8 million of notes payable to stockholders and $60.0 million of senior subordinated notes held by institutional investors. The remaining proceeds were used for general corporate purposes, including the development and construction of new units.

        On March 25, 1998, the Company amended and restated its existing $155.0 million multi-currency, long-term credit agreement (the "Old Credit Agreement") with SunTrust Bank, Central Florida, N.A. and a consortium of lenders. The Credit Agreement now provides for a $65.0 million revolving credit facility and a $35.0 million LIBOR-based leveraged lease facility. The Credit Agreement carries an annual facility fee on the total revolving credit portion and a commitment fee on the unused amount of the revolving credit portion. Interest rates are variable, with either prime or LIBOR indexes. At year end, the Company's weighted average borrowing rate under the Old Credit Agreement was 6.96%. The revolving credit facility matures on March 25, 2000, provided, however, that the Company may extend the maturity date to March 25, 2001 if it meets the financial test specified in the Credit Agreement. The LIBOR-based leveraged lease facility has a base lease term of three years that can be extended up to 21 years. During 1997, the Company borrowed an aggregate of $42.0 million under the revolving credit facility portion of the Old Credit Agreement. The Credit Agreement also provides for the issuance of up to $10.0 million of letters of credit and for the availibility of up to $25.0 million for multicurrency advances. At year end, the Company had outstanding letters of credit totaling $5.8 million under the Old Credit Agreement. See "Description of Credit Agreement."

        Under the terms of the Old Credit Agreement, the Company was required to meet certain minimum quarterly net worth, interest coverage and various other financial ratios. At December 28, 1997, the Company was in violation of one of the financial covenants. In March 1998, the lenders modified the covenant and waived the violation retroactively to December 28, 1997.

        The Company anticipates total capital expenditures to approximate $200.0 million in fiscal 1998. Expenditures related to the opening of theme restaurants are estimated to be $86.4 million. The Company's new strategic ventures are estimated to require $88.3 million, including $30.0 million for the PLANET MOVIES BY AMC venture, $41.3 million for the Las Vegas Project, $10.0 million for the OFFICIAL ALL STAR HOTEL, $3.0 million for the PLANET HOLLYWOOD HOTEL and $4.1 million for COOL PLANET shops. The remaining $25.3 million is expected to be utilized for restaurant refurbishments, purchases of memorabilia and expenditures related to the new corporate headquarters and computer system upgrades. Actual capital expenditures in 1998 could differ materially from this projection if the number of unit openings varies, if any strategic venture is delayed or if the Company accelerates or postpones certain other capital expenditures.

        The Company expects that cash generated from operations, together with proceeds from the sale of the Old Notes in excess of the amount used to retire indebtedness and available borrowings under the Credit Agreement, will be sufficient to meet its cash requirements for at least the next 18 months.

        NEW ACCOUNTING STANDARDS. In February 1997, the Financial Accounting Standards Board (FASB) adopted Statement of Financial Accounting Standards
    (SFAS) no. 128, "Earnings Per Share," which caused the Company to change in fiscal 1997 statements the way that it calculates and displays per share information. Under the new rules, the Company displays "basic" earnings per share, which is net income divided by weighted average shares outstanding during the period. Also displayed is "diluted" earnings per share, which considers the impact of common stock equivalents. Based on the Company's capital structure, its common stock equivalents are employee and director stock options and restricted stock. The difference between basic and diluted earnings per share is not significant for the Company, nor is the difference between per share earnings computed under the new and previous methods. Earnings per share presented for prior periods has been restated to the new method.

        In June 1997, the FASB adopted two standards, SFAS Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information." Both of these new standards relate to the display of financial information rather than impacting the computation of net income or earnings per share, and both will be effective for the Company in fiscal 1998. SFAS 130 requires that companies display "comprehensive income," which in addition to the current definition of net income, includes certain amounts currently recorded directly in equity. For the Company, the only such item is foreign currency translation adjustments. The new standard will be adopted by adding a column, which will show comprehensive income to the statement of changes in stockholders' equity.

        SFAS 131 mandates the management approach to identifying business segments. Under the management approach, segments are defined as the organizational units that have been established for internal performance evaluation purposes. For the Company, this will mean segmenting the Company's current operations into five segments: Food & Beverage, Retail, Consumer Products, Lodging and Gaming, and Theaters and Entertainment.

        In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants adopted a Statement of Position (SOP) entitled "Reporting on the Cost of Start-Up Activities." The Company currently capitalizes costs relating to opening of units and amortizes such costs over the twelve months following the opening date of the unit. The new SOP requires the Company to expense all such preopening costs as incurred. The SOP is effective for fiscal 1999 and all costs capitalized at the date the SOP is adopted by the Company will be charged to income as a cumulative effect of a change in accounting principle.

        Restatement of previously issued financial statements is not permitted under the SOP. However, had the SOP been adopted at the beginning of fiscal 1997, income before cumulative effect of the accounting change would have been approximately $9.8 million while the cumulative effect of the change in accounting would have been approximately ($6.6) million. Total deferred pre-opening costs at December 28, 1997 were approximately $8.0 million.

        The Company is currently evaluating the timing of the adoption of the SOP.

        YEAR 2000 COMPLIANCE. The Company has studied the issue of year 2000 compliance and its potential effects on the Company's operations. Based on its assessment, the Company expects to upgrade its critical computer systems to make them year 2000 compliant by the end of fiscal 1998 without material expenditures. Year 2000 compliance is not expected to have a material adverse effect on the Company's operations. See "Risk Factors--Year 2000 Compliance."

        IMPACT OF INFLATION. Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates. A portion of the Company's sales comes from its international operations (See Note 13 to the Consolidated Financial Statements). Although these operations are geographically dispersed, which partially mitigates the risks associated with operating in particular countries, the Company is subject to the usual risks associated with international operations. These risks include local political and economic environments and relations between foreign and U.S. governments.

        CURRENCY EXCHANGE RISK. The Company's international operations expose it to fluctuations in exchange rates when translating foreign currency to U.S. dollars for financial reporting purposes. The Company is not able to project the effect of future exchange rate fluctuations on its operating results. Currency fluctuations did not have a material effect on the Company's results in fiscal 1997.

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                                    BUSINESS

GENERAL

    The Company is a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes. Since the Company commenced operations in October 1991, the PLANET HOLLYWOOD name and distinctive logo design have become among the most widely-recognized trademarks in the world. To date, the Company has promoted its brands primarily through the operation of theme restaurants, most notably PLANET HOLLYWOOD and the OFFICIAL ALL STAR CAFE, that provide a unique dining and entertainment experience in a high-energy environment and, through their integrated retail stores, offer a broad selection of merchandise displaying the Company's logos. During fiscal 1997, more than 20 million people visited the Company's 53 Company-owned and 34 franchised restaurant units located in 29 countries throughout the world. The Company had revenues of approximately $475.1 million and EBITDA of approximately $120.2 million in fiscal 1997.

    An important part of the Company's strategy is to promote its brands through the active involvement as stockholders of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, and sports stars, including Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal, Monica Seles and Tiger Woods. The Company's celebrity stockholders generate significant media attention and publicity for the PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE brands. The Company is continuing to expand its roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to appeal to broader segments of consumers.

    The Company's strategy is to capitalize on its brand recognition across a wide range of businesses in addition to theme restaurants. Accordingly, the Company has embarked on several strategic ventures in movie theaters, lodging, gaming and consumer products. To reflect this diversification of its business, the Company has recently organized its operations into five divisions, each of which is described below.

FOOD & BEVERAGE DIVISION

    The Food & Beverage division is primarily responsible for the development of, and the food and beverage operations associated with, the Company's theme restaurants other than those associated with its joint venture projects. The Company's theme restaurants are characterized by distinctive design features and are generally located at high profile sites in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks.

    Each PLANET HOLLYWOOD unit features authentic movie memorabilia, including props and costumes ranging from movie classics, such as GONE WITH THE WIND, to the academy award winning film, FORREST GUMP, as well as items from the celebrity stockholders' movies, such as Arnold Schwarzenegger's cyborg from TERMINATOR, Sylvester Stallone's boxing shorts from ROCKY, Bruce Willis' motorcycle from PULP FICTION and Demi Moore's uniform from A FEW GOOD MEN. Each OFFICIAL ALL STAR CAFE unit resembles the inside of a sports arena or stadium and displays sports memorabilia such as the contract for Babe Ruth's trade from the Red Sox to the Yankees, authentic celebrity-owned uniforms and athletic equipment, the basketball backboard that Shaquille O'Neal shattered while dunking in his rookie season, Andre Agassi's high school trophies and ponytail and other items of personal interest from the careers of the sports celebrity stockholders. Diners are entertained by custom-designed videos, recorded music, movie trailers, footage of famous moments in sports, movie montages, live music events and live coverage of patrons displayed on large screens throughout the units. Certain of the PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units have separate screening or private rooms for viewing movies and special sporting events.

    The Company will soon launch its third major theme concept, a tribute to the world of live music. As with the Company's two existing theme concepts, the Music Concept will have substantial celebrity

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
involvement and a distinctive brand name and logo that can be applied to restaurants, lodging and merchandise. The Music Concept will be promoted initially through theme restaurants with integrated retail stores. Each of the Music Concept theme restaurants will feature live performances by a broad range of musical artists, either in a connected club facility or in an integrated stage area within the restaurant itself. The Company's two flagship units are expected to open in the summer of 1998 in Leicester Square in London and Times Square in New York City. Each will have approximately 15,000 square feet of restaurant space seating up to 350 people and an adjacent live music club with room for approximately 500 people in London and 1,000 people in New York. The restaurants will feature items of personal interest donated or loaned by the music industry celebrities who will be associated with the Music Concept. Each unit will also be configured to allow patrons to view a wide range of music events and videos from their seating location.

RETAIL & MERCHANDISING DIVISION

    The Retail & Merchandising division is primarily responsible for the development of, and sales of products and merchandise through, retail stores located within the Company's theme restaurants as well as stand-alone retail stores and other distribution channels, including mass market and specialty retailers. Management believes the Company will derive significant benefit from the creation of a separate division that focuses on sales of merchandise. Merchandise sales yield higher operating margins than do food and beverage sales and provide additional off-site promotion for the Company's brands.

    Most of the Company's theme restaurants include an integrated merchandise store that offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as watches, pins, key chains, glasses, stuffed animals and other souvenir items. The OFFICIAL ALL STAR CAFE units also offer athletic apparel for various sports, such as tennis, basketball and baseball, as well as duffle and equipment bags, all of which incorporates an OFFICIAL ALL STAR CAFE "team" theme. Music Concept units will also offer fashion and souvenir merchandise that incorporate the Music Concept theme. All merchandise prominently displays the colorful and distinctive trademark and logo design and typically the name of the city in which the unit is located, which enhances the collectible nature of the items. Each unit's product mix varies to meet the demand of the particular tourist market in which the unit is located. In cooperation with some of its celebrity stockholders, the Company has also developed a line of "celebrity series" merchandise. Items in this line feature artwork and designs created by a celebrity and a portion of the proceeds from sales of these items is directed to a charity designated by the celebrity.

    The Company also operates stand-alone retail "SuperStores." Each SuperStore offers a broader variety of clothing and other merchandise than is offered in the Company's integrated retail stores. Items offered include clothing for children, such as baby sleepers and bibs, clothing for adults, such as polo shirts, hats and jackets, and housewares, such as glassware and plastic tumblers. All merchandise bears one of the Company's distinct brand names or logos. The SuperStores also offer "celebrity series" merchandise and periodically feature lines of "Movie Studio" merchandise devoted to the latest film releases.

    The Company continually updates and refreshes its merchandise mix to reinforce the appeal and collectibility of its branded merchandise. For example, the Company has begun to introduce special seasonal product lines two times per year, as a complement to the base merchandise business. The seasonal product lines will reflect current color and style trends, such as brightly-colored, fitted ladies T-shirts for spring and fleece outerwear for fall. Although new items are being added, it is the Company's long-range goal to reduce its total SKUs by 25% and it has implemented an "open-to-buy" inventory management system that as of March 1, 1998 had already reduced domestic inventory levels by approximately 7% since the end of fiscal 1997.

THEATERS & ENTERTAINMENT DIVISION

    The Theaters & Entertainment division is primarily responsible for the development and oversight of the Company's joint venture with AMC and for the creation and development of other entertainment ventures.

    The Company and AMC, through a 50/50 joint venture, will develop, own and operate a series of multi-screen, movie theater megaplexes under the brand name PLANET MOVIES BY AMC. Each megaplex facility will feature as many as 30 screens and a dramatically designed entertainment center that will include restaurants, including in certain facilities a PLANET HOLLYWOOD unit and/or an OFFICIAL ALL STAR CAFE unit, as well as various refreshment and merchandise kiosks. The first PLANET MOVIES BY AMC megaplex, which is projected to open in the first half of 1999 near Columbus, Ohio, will occupy an approximately 150,000 square foot facility consisting of 30 screens with total seating capacity for 6,100 persons, an approximately 9,500 square foot PLANET HOLLYWOOD restaurant and a similar size OFFICIAL ALL STAR CAFE restaurant, each with its own integrated merchandise store, and various refreshment kiosks.

    Although the Company anticipates that the joint venture will develop and operate additional units beyond the facility under construction in Columbus, no minimum number of units has been agreed upon and the development of additional sites will require the approval of both partners. The Company expects that the build-out of the Columbus site will be financed out of the $9.0 million capital contribution that each partner is required to make to the joint venture and that additional sites will be financed through borrowings by the joint venture. In connection with the contribution of certain other sites by AMC to the joint venture, the Company has agreed to contribute an additional $1.0 million plus certain direct costs associated with such sites. To the extent that the joint venture is unable to obtain sufficient financing or financing on commercially reasonable terms, the Company expects that it and AMC will make additional capital contributions. The Company expects to use a portion of the proceeds of the sale of the Notes to make additional capital contributions to the joint venture when needed.

    The joint venture is structured so that each partner, for accounting purposes, will be able to consolidate the revenues and profits of approximately half of the units that are developed, including, in the case of the Company, the first unit in Columbus, Ohio, which will be leased and operated by an entity controlled by the Company. The Company has guaranteed the lease obligations of such entity.

    The joint venture has a term of 100 years. Except for transfers to affiliates and involuntary transfers, transfers of interests in the joint venture are subject to rights of first negotiation and rights of first refusal. Distributions from the joint venture to its partners will require the approval of both partners and are not anticipated in the near future. In addition, to the extent that the joint venture obtains financing for the build-out of its units, such indebtedness may limit or prohibit the payment of dividends or distributions to the Company and AMC. See "Risk Factors--Participation in Joint Ventures."

LODGING & GAMING DIVISION

    The Lodging & Gaming division is primarily responsible for the Company's participation in the Las Vegas Project, the OFFICIAL ALL STAR HOTEL and the PLANET HOLLYWOOD HOTEL and similar ventures that may be pursued in the future.

    LAS VEGAS PROJECT. The Company and a subsidiary of Aladdin intend to form a 50/50 joint venture to construct, own and operate the Las Vegas Project on a 35-acre complex on the site of the existing Aladdin hotel and casino at the center of the Strip in Las Vegas, Nevada. The Las Vegas Project, which will be an extension of the Company's soon-to-be-launched Music Concept brand and is targeted for completion in 2000, is expected to include a 1,000-room hotel, a 50,000 square foot casino containing approximately 1,500 slot machines and 50 gaming tables, a Music Concept-themed restaurant with a merchandise store and live performance club facility accommodating 1,000 people, as well as additional restaurants, an outdoor swimming pool and other amenities. The joint venture also is expected to acquire from Aladdin for nominal consideration a long-term lease of the existing 7,000-seat Theater of the Performing Arts (located in the center of the complex), which will be renovated into a state-of-the-art concert venue. The existing Aladdin hotel was razed in April 1998 and will be replaced by a new 2,600-room hotel and casino to be owned and operated by a subsidiary of Aladdin. The new Aladdin hotel and casino will be linked to the Las Vegas Project and the Theater of the Performing Arts by an entertainment and shopping mall, to be named the Desert Passage, that will include approximately 462,000 square feet of retail space.

    Definitive agreements relating to the Las Vegas Project have not yet been completed, although the Company and Aladdin are presently operating under a letter of intent. The Company anticipates that the joint venture will operate substantially as described below. However, the terms discussed herein are subject to further negotiation and may be modified prior to the execution of definitive documentation.

    The total cost of the Las Vegas Project is estimated to be approximately $250.0 million. The Company and Aladdin each expect to contribute approximately $41.3 million to the Las Vegas Project, with the Company's contribution in cash and Aladdin's contribution in cash and property. The Company will use a portion of the proceeds of the sale of the Notes to finance its capital contributions. The joint venture is expected to obtain a $120.0 million credit facility for the construction of the Las Vegas Project and up to an additional $50.0 million in debt financing for equipment and operations. In connection with the $120.0 million credit facility, Aladdin, a trust for the benefit of certain members of the family of the chairman of Aladdin (the "Trust") and the Company are expected to provide a keep-well agreement (the "Keep-Well Agreement") to provide additional cash to the Las Vegas Project after its opening to the extent necessary to comply with the financial covenant requirements under the credit facility. The Company's obligation under the Keep-Well Agreement for a particular period, after reimbursement by Aladdin and the Trust, will be limited to the amount by which the Las Vegas Project's merchandise revenues fall below certain designated targets. The Keep-Well Agreement will terminate if the Las Vegas Project (without the benefit of any such contributions) complies with all financial covenant requirements for six consecutive quarterly periods following the completion date.

    In addition to its participation in the Las Vegas Project's profits through its 50% interest in the joint venture, the Company will receive licensing fees for the use of the Music Concept name and logo and consulting fees for the provision of certain services. The Company is expected to enter into a long-term agreement to provide promotional services to the Las Vegas Project and to arrange for performers to appear at the Theater for the Performing Arts and the live performance music club associated with the Music Concept-themed restaurant.

    OFFICIAL ALL STAR HOTEL. A joint venture among the Company, Vornado Realty Trust and an affiliate of Mr. Ong (a director and principal stockholder of the Company) acquired the Hotel Pennsylvania in New York City in September 1997. The 1,700-room hotel, which is the fourth largest in New York City, is located directly opposite the entrance to Madison Square Garden, one of the most well-known sports arenas in the world. While continuing its normal operations, the hotel is being renovated and remodeled into a unique sports-themed facility that will be renamed the OFFICIAL ALL STAR HOTEL. Renovation is expected to be substantially completed by the end of 1999. The renovated guest rooms and common areas will feature theming that celebrates the world of sports, including memorabilia from the Company's sports celebrity stockholders and other prominent athletes and sports legends. In addition to its guest rooms, restaurants and banquet and conference facilities, the renovated hotel will also contain approximately 400,000 square feet of rentable retail space. The Company has contributed $9.6 million to the joint venture for its 20% equity interest and is obligated to contribute up to an additional $10.4 million for capital expenditures in connection with the renovation of the hotel. The Company will use a portion of the proceeds of the sale of the Notes for this contribution.

    The joint venture has a term of 99 years. Except for transfers to affiliates, transfers of interests in the joint venture are subject to certain rights of first offer, first refusal and co-sale. Distributions of profits are to be made pro rata among the partners based on their respective ownership interests in the joint venture. It is expected that income derived from the joint venture's activities associated with its retail, office and parking rentals will be distributed to the joint venture partners on a current basis, while distributions of income derived from the hotel itself will be discretionary. In addition to participation in the hotel's profits through its 20% equity interest in the joint venture, the Company will also receive royalty payments from the joint venture under a ten-year license (renewable by the joint venture for two additional five-year periods) of the OFFICIAL ALL STAR name and logo and certain other intellectual property rights.

    The joint venture has entered into a $120.0 million loan agreement with Salomon Brothers Realty Corp. and LaSalle National Bank in order to finance the acquisition of the hotel. In connection with this loan, the joint venture granted the lenders a security interest in certain assets of the joint venture, an assignment of its interests in rents and leases relating to the hotel and a mortgage on certain real property. In addition, if the joint venture does not deposit $45.0 million dollars into a reserve account by September 24, 1999, each of the partners will contribute a portion of any shortfall based on its ownership interest in the joint venture. In March 1998, Ong Beng Seng's affiliate announced that it had entered into an agreement to sell its interest in the OFFICIAL ALL STAR HOTEL to Vornado Realty Trust for a profit, which transaction is anticipated to close in Spring 1998.

    PLANET HOLLYWOOD HOTEL. The Company and several prominent real estate developers, through a joint venture, plan to construct and own a 50-story, 560-room, movie-themed hotel at the intersection of Broadway and 47th Street in New York City's Times Square redevelopment area. The new PLANET HOLLYWOOD HOTEL will be characterized by striking, modern decor and will include motion picture memorabilia from the Company's collection. Upon its completion--presently anticipated for late 1999, in time for the millennial New Year's Eve celebration--the hotel will also become the site for a new Company-owned PLANET HOLLYWOOD flagship restaurant with seating for more than 400 patrons that will replace the Company's existing restaurant on West 57th Street in New York City. As part of the operations of the PLANET HOLLYWOOD restaurant, the Company has the exclusive right to provide all food and beverage services to the hotel (excluding mini-bar operations, in-room guest amenities and self-serve coffee), and will provide and prepare the food for room service, serve breakfast to the hotel's guests in its restaurant and provide bar service in the hotel's lobby area.

    In addition to its participation in the hotel's profits through its 20% equity interest in the joint venture, the Company will receive royalties from the joint venture under a ten-year license (renewable by the joint venture for two additional five-year periods) for the hotel's use of the PLANET HOLLYWOOD name and logo. The joint venture may terminate the license under certain circumstances in which it would be required to rename the hotel.

    The Company is required to make a $7.0 million capital contribution (of which $5.0 million has been paid) for its 20% interest in the joint venture. In addition, the Company has entered into a synthetic lease of a condominium unit that will constitute the site of the new flagship PLANET HOLLYWOOD restaurant. If the joint venture fails to make certain required payments to the lenders under the joint venture's credit facility, the Company may increase its interest in the joint venture by making such payments.

    The term of the joint venture is until December 31, 2050. The Company and its joint venture partners have granted each other rights of first refusal with respect to transfers of the restaurant and hotel units, respectively. If, within five years after the opening of the hotel, the hotel is sold to a third party and such third party terminates the license agreement with the Company, the Company has the right to require the joint venture to reacquire its membership interest at fair market value and to pay $1.0 million to the Company.

    The joint venture has entered into agreements with Nomura Asset Capital Corporation for loans up to a maximum principal amount of $85.0 million to finance the construction of the hotel. In connection with these loans, the joint venture granted the lender a security interest in substantially all the assets of the joint venture and an assignment of its interests in rents, leases and other agreements relating to the hotel.

CONSUMER PRODUCTS DIVISION

    The Consumer Products division is primarily responsible for the licensing of the Company's brands in connection with selected consumer products, such as ice cream, toys and games.

    COOL PLANET ICE CREAM. The Company has formed a strategic alliance with Dreyer's Grand Ice Cream, Inc., a leading manufacturer of ice cream and frozen desserts. Under a license from the Company, Dreyer's will produce and distribute through supermarkets and other retail food outlets a new line of premium-plus ice cream under the name COOL PLANET. In addition, the Company plans to develop and open its own COOL PLANET ice cream and dessert shops that will feature COOL PLANET ice cream products. The shops generally will range in size from 800 to 1,400 square feet, will have counter service and a small table seating area, and will feature unique decor derived from the PLANET HOLLYWOOD theme concept. COOL PLANET ice cream also will be added to the menu in all of the Company's theme restaurants and is anticipated to be sold in PLANET MOVIES BY AMC megaplexes. COOL PLANET ice cream products are expected to become available to consumers in 1998 and the Company anticipates opening COOL PLANET shops, primarily in California and Florida, by the end of 1998. Whoopi Goldberg, one of the Company's principal celebrity stockholders, will become the spokesperson for COOL PLANET products and COOL PLANET shops.

    The Company has granted Dreyer's and its wholly owned subsidiary, Edy's Grand Ice Cream, subject to certain exceptions, an exclusive 30-year license to use the COOL PLANET trademarks and designs in connection with manufacturing, distributing, promoting and selling ice cream and similar frozen products. The Company and Dreyer's have agreed to co-develop at least five ice cream flavors for sale under the COOL PLANET brand. Dreyer's ice cream will pay quarterly royalties to the Company based on its net sales of COOL PLANET ice cream to customers other than the Company's existing and future theme restaurants and COOL PLANET shops. Either party may terminate the license if net sales in the fourth year of the license fall below a specified minimum threshold.

    OTHER CONSUMER PRODUCTS. The Company has entered into licensing arrangements to create, in conjunction with Hasbro, Inc., the "PLANET HOLLYWOOD--The Game" board game and, in conjunction with Mattel, Inc., the PLANET HOLLYWOOD Barbie-Registered Trademark- doll. The Company has also entered into a licensing arrangement for a PLANET HOLLYWOOD Visa-Registered Trademark-card and for a PLANET HOLLYWOOD "entertainment minute update" to be broadcast on radio stations around the United States. The Company is continuing to seek additional licensing arrangements to promote its brands and capitalize on its brand recognition.

CELEBRITY INVOLVEMENT

    A number of motion picture and sports celebrities promote the Company and allow the Company to use their names, pictures and select memorabilia in advertising, promoting and operating its units. These celebrities include, in addition to the founding movie and sports celebrities, such stars as Tom Arnold, Cindy Crawford, Danny Glover, Melanie Griffith, Don Johnson, Luke Perry, Steven Seagal, Charlie Sheen, Wesley Snipes, Jean-Claude Van Damme and Tiger Woods. The Music Concept is also expected to have substantial celebrity involvement from leading recording artists.

    Each celebrity generally grants the Company the right to use his or her name, approved likeness, approved biography and selected career memorabilia in connection with the promotion, advertising and operation of the Company's units. The Company must obtain prior consent with respect to any use of a celebrity's name or likeness in connection with sales of merchandise. In addition, each celebrity generally assists or participates in various promotional activities, including attending the grand openings of new units, screening new movies at the units and making periodic appearances at parties and other special events at the units. The Company generally issues to these celebrities shares or options to acquire shares of its Common Stock. Resale of the shares is restricted for varying periods of years and the options are subject to forfeiture in certain circumstances.

    The Company is continuing to expand its roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to further expand its appeal to broader segments of consumers. The Company anticipates that it will be able to continue to attract new celebrities to enter into promotional agreements with the Company similar to those currently in effect, including provision for the issuance to those celebrities of shares or options to acquire shares of its Common Stock in amounts that, in the aggregate, are not expected to be material. There can be no assurance, however, of the extent to which major motion picture, sports, music or other celebrities will promote the Company or its brands in the future.

ADVERTISING AND PROMOTION

    The Company attracts new customers through word-of-mouth, the visibility of its branded merchandise, radio and print advertising, billboards and the extensive media coverage typically associated with grand openings of new units due to the attendance of celebrities. In addition, certain Company-owned units employ their own public relations manager. In connection with unit openings, local public relations firms are retained to generate local interest and industry magazines and television shows are alerted to the upcoming "photo opportunities" with celebrities. Motion picture premieres have become occasions for large-scale, major media events at the Company's units, further enhancing the awareness and cachet of the brand. The Company issues redeemable vouchers for food and merchandise purchases to tour operators in an effort to encourage tourists to include certain of the Company's units on their itineraries. The Company also hosts fund-raising parties for local charities at its units with the support of celebrities, including pre-opening staff-training events where the charity collects the receipts and uses the unit free of charge.

FRANCHISING

    A significant number of overseas theme-restaurant units have been franchised. The Company's standard franchise agreement grants the exclusive right for up to 50 years to operate restaurant and/or merchandise locations, and sell branded merchandise in a specified market and to use the Company's brands and trademarks. In addition, some of the franchisees have obtained the exclusive rights to open up units in specified countries, and the Company has entered into master franchise arrangements with respect to several larger territories. In return for the franchise, the Company has been paid initial nonrefundable fees typically ranging from $1.0 million to $2.0 million upon execution of the franchise agreements as well as royalties based on a percentage of the total revenues from the units, usually 5% to 10% of food and beverage revenues and 10% to 15% of merchandise revenues.

    The franchisee assumes responsibility for the development and construction of the unit, including all costs. The Company provides limited pre-opening consultation services to the franchisee and has the right to reject sites, plans and proposals that do not meet its specifications or standards. The franchisee is obligated to operate the unit in accordance with the Company's operating manual, which provides strict guidelines for the unit's design, decor and furnishings, dress style of the staff, food menus and operating procedures. The arrangements also include specific requirements regarding accounting and records and the leasing and display of the Company's memorabilia.

    The licensed rights for Asia are currently held by Planet Hollywood (Asia) Pte Ltd. ("PH Asia"), an entity that is 50% owned by each of the Company and Leisure Ventures Pte Ltd., a Singapore company of which Mr. Ong Beng Seng (a director of the Company) is the largest stockholder. From time to time, some of the Company's franchisees have also entered into management agreements with PH Asia pursuant to which PH Asia has agreed to manage the franchisee's restaurants.

    The Company is party to a master franchise agreement with ECE, a publicly-traded Mexican company in which the Company is a 20% stockholder. Mr. Claudio Gonzalez (a director of the Company) is one of ECE's principal stockholders and the Chairman of its Board of Directors. ECE is currently operating PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units in Cancun, Buenos Aires, Los Cabos, Puerto Vallarta, Nassau, Cozumel, Acapulco and Sao Paolo. Pursuant to the franchise agreement, ECE has paid nonrefundable franchise fees of $5.0 million for the right to open a total of five PLANET HOLLYWOOD units and two OFFICIAL ALL STAR CAFE units in Mexico through 2000. In addition, ECE has the right, upon payment of the customary initial, non-refundable per unit franchise fees, to open up to eight additional OFFICIAL ALL STAR CAFE units and, with the Company's approval, up to an additional five PLANET HOLLYWOOD units in Mexico. ECE has also acquired the rights to open PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units in Rio de Janiero, Brazil and Santiago, Chile. ECE is obligated to pay continuing royalties to the Company consistent with the Company's standard franchise arrangements, based on a percentage of the total revenues from its units. In addition, ECE has recently acquired the rights to develop PLANET HOLLYWOOD units in Madrid, Spain and three other locations in Spain.

    During fiscal 1997, the Company and an affiliate of HRH Prince Alwaleed Bin Talal Abdulaziz Al Saud of Saudi Arabia ("Kingdom") entered into a franchise agreement pursuant to which Kingdom may develop up to 15 PLANET HOLLYWOOD units, and has a right of first refusal for an additional 19 units, in a total of 23 countries throughout the Middle East and Europe. To date, Kingdom has paid the Company $9.5 million for seven locations and has the option for an additional $1.5 million to develop up to two more units in Italy. Additional franchise fees will be payable under the franchise agreement. Kingdom also purchased approximately 1,087,000 shares of the Company's common stock directly from the Company for approximately $19.6 million. In addition, in March 1998, Kingdom entered into a joint venture agreement with the Company for the development and operation of a PLANET HOLLYWOOD unit in Tokyo, Japan.

PROPERTIES

    As of December 28, 1997, the Company, together with its franchisees and licensees, operated 87 theme restaurants located in 29 countries throughout North America, Europe and Asia, of which 53 are Company-owned. At present, all Company-owned units are located on leased sites, with lease terms (including renewal options) generally ranging from 15 to 25 years. Typically, the lease rental includes a minimum fixed rent and additional rent based on a percentage of total revenue from the unit. In fiscal 1997, total rental expense represented approximately 10.0% of Direct Revenues. The following tables provide information about the Company-owned and franchised units that were operating on December 28, 1997. The Company may franchise or close certain underperforming Company-owned units, none of which is material to its operations.

                              COMPANY-OWNED UNITS

PLANET HOLLYWOOD

LOCATION                                      YEAR OPENED    LOCATION                                      YEAR OPENED
------------------------------------------  ---------------  ------------------------------------------  ---------------
New York, New York........................          1991     Helsinki, Finland.........................          1995
Costa Mesa, California....................          1992     San Antonio, Texas........................          1996
London, England...........................          1993     Myrtle Beach, South Carolina..............          1996
Chicago, Illinois.........................          1993     Nashville, Tennessee......................          1996
Washington, D.C...........................          1993     Seattle, Washington.......................          1996
Mall of America, Minnesota................          1993     Disneyland Paris, France..................          1996
Aspen, Colorado...........................          1994     Berlin, Germany...........................          1996
Phoenix, Arizona..........................          1994     Oberhausen, Germany.......................          1996
Miami, Florida............................          1994     Amsterdam, Netherlands....................          1996
Maui, Hawaii..............................          1994     Gatwick Airport, England..................          1996
Lake Tahoe, Nevada........................          1994     Vancouver, Canada.........................          1996
Las Vegas, Nevada.........................          1994     Toronto, Canada...........................          1997
Dallas, Texas.............................          1994     Cannes, France............................          1997
Reno, Nevada..............................          1994     Prague, Czech Republic....................          1997
Orlando, Florida..........................          1994     Key West, Florida.........................          1997
San Diego, California.....................          1995     Indianapolis, Indiana.....................          1997
Atlantic City, New Jersey.................          1995     Edmonton, Canada..........................          1997
New Orleans, Louisiana....................          1995     Gurnee Mills, Illinois....................          1997
Honolulu, Hawaii..........................          1995     Houston, Texas............................          1997
Atlanta, Georgia..........................          1995     Ft. Lauderdale, Florida...................          1997
San Francisco, California.................          1995     Munich, Germany...........................          1997
Paris, France.............................          1995     St. Louis, Missouri.......................          1997
Beverly Hills, California.................          1995     Dublin, Ireland...........................          1997

OFFICIAL ALL STAR CAFE

LOCATION                                      YEAR OPENED    LOCATION                                      YEAR OPENED
------------------------------------------  ---------------  ------------------------------------------  ---------------
New York, New York........................          1995     Myrtle Beach, South Carolina..............          1997
Orlando, Florida(a).......................          1996     Miami, Florida............................          1997
Las Vegas, Nevada.........................          1996     Atlanta, Georgia..........................          1997
Atlantic City, New Jersey.................          1997

                                FRANCHISED UNITS

PLANET HOLLYWOOD

LOCATION                                      YEAR OPENED    LOCATION                                      YEAR OPENED
------------------------------------------  ---------------  ------------------------------------------  ---------------
Cancun, Mexico(b).........................          1992     Zurich, Switzerland.......................          1996
Hong Kong(c)..............................          1994     Hamburg, Germany(a).......................          1996
Jakarta, Indonesia(c).....................          1994     Tel Aviv, Israel(d).......................          1996
Barcelona, Spain..........................          1995     Singapore.................................          1997
Sydney, Australia.........................          1996     Guam......................................          1997
Buenos Aires,                                       1996     Johannesburg, South                                 1997
  Argentina(a)(b).........................                   Africa(a).................................
Los Cabos, Mexico(b)......................          1996     Melbourne, Australia......................          1997
Puerto Vallarta,                                    1996     Manila, Philippines(a)....................          1997
  Mexico(b)...............................
Nassau, Bahamas(b)........................          1996     Rome, Italy...............................          1997
Cozumel, Mexico(b)........................          1996     Kuala Lumpur, Malaysia(a).................          1997
Acapulco, Mexico(b).......................          1996     Gold Coast, Australia(a)..................          1997
Moscow, Russia............................          1996     Madrid, Spain(a)..........................          1997
Bangkok, Thailand.........................          1996     Sao Paolo, Brazil(a)(b)...................          1997
Cape Town, South Africa...................          1996     Taipei, Taiwan(a).........................          1997
Beirut, Lebanon(a)........................          1996     Niagara Falls, Canada(a)..................          1997
Dubai, United Arab                                  1996     Brussels, Belgium(a)......................          1997
  Emirates(a).............................

OFFICIAL ALL STAR CAFE

LOCATION                                      YEAR OPENED
------------------------------------------  ---------------
Cancun, Mexico(b).........................          1996
Melbourne, Australia......................          1996

------------------------

(a) A stand-alone retail store is presently operating at this location and the Company expects to open a restaurant-merchandise store on the site within twelve months.

(b) The PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE units in Cancun, Buenos Aires, Los Cabos, Puerto Vallarta, Nassau, Cozumel, Acapulco and Sao Paolo are owned by ECE. See "Franchising."

(c) The Hong Kong and Jakarta units operate under both a single master franchise agreement and site franchise agreements that provide for royalty payments to PH Asia, of which the Company owns a 50% interest, as the assignee of the Company. PH Asia owns a 64% equity interest in the entity that operates the Hong Kong unit and 20% equity interest in the entity that operates the Jakarta unit.

(d) The Company is leasing the assets at this location to a third party that operates the facility.

    The Company has entered into certain lease agreements with the Walt Disney Co. or its affiliates, for various PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE restaurants and merchandise stores. Each of the respective leases contain certain unique provisions which are consistent with the standard terms imposed by the Walt Disney Co. One such provision requires the consent of the landlord prior to certain transfers of a controlling interest in the Company, the tenant or its subsidiaries, which may include transfers of 50% or more of the shares of any such entity, the transfer of a controlling interest in any such entity by the Company or Robert Earl, or the termination of Mr. Earl's active management of any such entity. In addition, the landlord has a right of first refusal to match certain offers to acquire more than 10% of the stock of the Company, the tenant or its affiliates. Similarly, the landlord has a right of first refusal to match any offer to locate a restaurant within or adjacent to any theme park that is not owned or licensed by the landlord or its affiliates. Another provision grants the landlord an option to terminate the lease for any reason upon 60 days notice and acquire the improvements on the premises at fair market value, as defined by the particular lease agreement.

INTELLECTUAL PROPERTY

    The Company, either directly or through other companies with whom it has exclusive license agreements, has registered the PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE names and associated designs and logos, and has applied for the registration of the PLANET MOVIES, COOL PLANET and Music Concept brand names and associated designs and logos, as trademarks, trade names and service marks with the United States Patent and Trademark Office. The Company also has registered or has applied for registrations in corresponding offices in all other countries in which its units are located and, wherever legally permissible, has filed applications to register its trademarks, designs, trade names and service marks in foreign countries where it has an expectation of opening units in future years. There can be no assurance that such registrations and other steps will prove effective in protecting the proprietorship of the Company's brands. The Company regards its trademarks, designs, trade names, service marks and trade dress as having significant value and as material to its business.

    The Company licenses its brands and trademarks to its franchisees and joint ventures. A typical license agreement grants the licensee the right to use on a non-exclusive basis and to sublicense certain intellectual property rights of the Company, including the Company's brand names, logos, trademarks and service marks. These intellectual property rights may be used only in connection with the operation and promotion of a unit and the sale of branded merchandise at a specified unit.

    The Company has entered into a master license agreement with PH Asia entitling PH Asia to use and sublicense the PLANET HOLLYWOOD name in connection with developing, franchising and operating PLANET HOLLYWOOD units throughout most of Asia and in certain Middle East countries. The Company receives no royalties from PH Asia under this agreement but through its 50% equity interest in PH Asia is entitled to 50% of the distributable profits realized by PH Asia.

    Sales of counterfeit merchandise bearing the Company's trademarks have occurred from time to time. The Company has attempted, and will continue to attempt, to control the sale of counterfeit merchandise by instituting legal proceedings against manufacturers or distributors of counterfeit merchandise. Management believes that sales of such counterfeit merchandise have not had material adverse effect on the Company's merchandise sales.

COMPETITION

    The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of the Company's units. Changes in any of these factors in the markets where the Company currently operates units could adversely affect the Company's results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors.

    The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than the Company compete with the Company in many markets. In addition, some competitors have design and operating concepts similar to those of the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

    Competition in the hotel industry is vigorous and is generally based on quality of service, attractiveness of facilities and locations, price and other factors. Competition in the gaming industry, and in particular in Las Vegas, is intense and is generally based on the quality of the facilities and services and the entertainment offered at such facilities. The Company believes its properties are distinguishable from those of its competitors by their theme-orientations and celebrity involvement. However, many well-established lodging and gaming companies with greater financial, marketing and other resources and longer histories than the Company will compete with the Company in the markets where the Company will open its facilities.

    The motion picture exhibition industry is affected by a number of factors, including the availability of desirable motion pictures and their performance in the exhibitors' markets. Poor performance of, or disruption in the production of or access to, motion pictures, whether produced by the major studios or independent producers, could adversely affect the performance of the PLANET MOVIES BY AMC joint venture. In addition, were the joint venture to experience poor relationships with one or more major motion picture distributors, its business could be adversely affected. The joint venture will be subject to varying degrees of competition with respect to licensing films, attracting patrons, obtaining new theater sites and acquiring theater circuits. In addition, the joint venture's theaters face competition from a number of motion picture exhibition delivery systems, such as pay television, pay-per-view and home video systems, and from other forms of entertainment that compete for the public's leisure time and disposable income.

EMPLOYEES

    As of December 28, 1997, the Company employed approximately 9,100 persons, 300 of whom were corporate management and administrative employees, 1,100 were restaurant and merchandise management personnel, and 7,700 were employed in non-management restaurant and merchandising operations. The Company's employees are not covered by a collective bargaining agreement, and the Company has never experienced an organized work stoppage, strike or labor dispute. The Company considers relations with its employees to be satisfactory.

GOVERNMENTAL REGULATION

    ALCOHOLIC BEVERAGE REGULATION. The Company's units are subject to licensing and regulation by a number of governmental authorities. The Company is required to operate its units in strict compliance with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of the states and municipalities where its units are located. Alcoholic beverage control regulations require each of the Company's units to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the units, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. The Company has obtained all regulatory permits and licenses necessary to operate its units that are currently open, and intends to do the same for all future units. Failure on the part of the Company to comply with federal, state or local regulations could cause the Company's licenses to be revoked and force it to terminate the sale of alcoholic beverages at its units. To reduce this risk, each Company unit is operated in accordance with procedures intended to ensure compliance with applicable laws and regulations. The failure to receive or retain, or any delay in obtaining, a liquor license in a particular location could adversely affect the Company's ability to obtain such a license elsewhere.

    The Company is subject to "dram-shop" laws in several of the states in which it has units. These laws generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs or at all. The imposition of a judgment substantially in excess of the Company's insurance coverage, or the failure or inability of the Company to obtain and maintain insurance coverage, could materially and adversely affect the Company.

    NEVADA GAMING REGULATION. The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The gaming operations of the gaming facilities that will form a part of the Las Vegas Project are subject to the licensing and regulatory control of the Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board"). The Nevada Commission, the Nevada Board, and the Clark County Board are collectively referred to as the "Nevada Gaming Authorities."

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's proposed gaming operations.

    The Company will be required to apply for and obtain Gaming Licenses in connection with its ownership interest (through a subsidiary) in the Las Vegas Project. The Las Vegas Project will be required to obtain Gaming Licenses in order to conduct casino gaming operations. The Las Vegas Project will be a limited liability company licensee (a "Company Licensee") upon the receipt of all required Gaming Licenses. The Gaming Licenses that will be held by the Las Vegas Project will require the payment of fees and taxes and will not be transferable. The Company will also be required to be registered with the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and to be found suitable to own the stock of its subsidiary that will have an ownership interest in the Las Vegas Project (the "Gaming Subsidiary") which will be required to be licensed as a member of the Joint Venture. The following regulatory requirements will be applicable to the Company, the Gaming Subsidiary and the Las Vegas Project upon their receipt of all necessary Gaming Licenses from the Nevada Gaming Authorities. The Company, the Gaming Subsidiary and the Las Vegas Project have not yet applied for or obtained from the Nevada Gaming Authorities the Gaming Licenses required in order for the Las Vegas Project to conduct gaming operations and there can be no assurances that such Gaming Licenses will be obtained, or that they will be obtained on a timely basis. There can also be no assurances that the officers, directors and key employees of the Company and the Gaming Subsidiary will obtain Gaming Licenses from the Nevada Gaming Authorities.

    As a Registered Corporation, the Company will be required to periodically submit detailed financial information and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a member of, or receive any percentage of profits from a Company Licensee without first obtaining Gaming Licenses from the Nevada Gaming Authorities.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, the Gaming Subsidiary or the Las Vegas Project in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company and the Gaming Subsidiary must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all costs of the investigations. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position. If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or the Gaming Subsidiary, the Company or the Gaming Subsidiary would have to sever all relationships with such person. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    The Las Vegas Project will be required to submit detailed financial and operating reports to the Nevada Commission and furnish any other information the Nevada Commission may require. If the Company obtains Gaming Licenses from the Nevada Commission, any restrictions on the transfer of the equity securities of the Gaming Subsidiary in respect of the Notes and the Exchange Notes, and any agreements not to encumber the equity securities of the Gaming Subsidiary in respect of the Notes and the Exchange Notes, will require the approval of the Nevada Commission in order to remain effective. No assurances can be given that such approvals will be obtained.

    If it were determined that the Nevada Act was violated by the Company, the Gaming Subsidiary or the Las Vegas Project, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, the Gaming Subsidiary, the Las Vegas Project and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the gaming properties held by the Las Vegas Project and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any Gaming License or the appointment of a supervisor could (and revocation of any Gaming License would) materially adversely affect the Company's proposed gaming operations.

    Any beneficial holder of a Registered Corporation's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Registered Corporation's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the voting securities beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or the Gaming Subsidiary, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or
(iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, such as the Notes, to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    After becoming a Registered Corporation, the Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval of the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

    The regulations of the Nevada Board and the Nevada Commission also provide that any entity which is not an "affiliated company," as such term is defined in the Nevada Act, or which is not otherwise subject to the provisions of the Nevada Act or such regulations, such as the Company, which plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Commission for prior approval of such offering. The Nevada Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, the Nevada Board Chairman has ruled that it is not necessary to submit an application. The Exchange Offer will qualify as a public offering. The Company has filed a written request (the "Ruling Request") with the Nevada Board Chairman for a ruling that it is not necessary to submit the Exchange Offer for prior approval. No assurance can be given that the Ruling Request will be granted or that it will be considered on a timely basis. If the Nevada Board Chairman rules that approval of the Exchange Offer is required, the Company will file an application for such approval. If the Ruling Request is not granted, the Exchange Offer could be significantly delayed, while the Company seeks approval of the Nevada Board and the Nevada Commission for the Exchange Offer. No assurance can be given that approval of the Exchange Offer, if required, will be granted. In addition, restrictions on the transfer of an equity security issued by a corporate licensee, such as the Gaming Subsidiary, upon its licensing, and agreements not to encumber any such equity security (collectively "Stock Restrictions"), are ineffective without the approval of the Nevada Commission. Therefore, the Stock Restrictions in respect of the equity securities of the Gaming Subsidiary imposed by the Indenture governing the Notes will require approval of the Nevada Commission in order to remain effective at such time as the Gaming Subsidiary is licensed. The Company will request such approval in connection with its application.

    Regulations of the Nevada Commission also prohibit certain repurchases of securities by Registered Corporations without the prior approval of the Nevada Commission. Transactions covered by these regulations are generally aimed at discouraging repurchases of securities at a premium over market price from certain holders of more than 3% of the outstanding securities of the Registered Corporation. The regulations of the Nevada Commission also require prior approval for a "plan of recapitalization," as such term is defined in the Nevada regulations; generally, a plan of recapitalization is a plan proposed by the management of a Registered Corporation that contains recommended action in response to a proposed corporate acquisition opposed by management of the corporation which acquisition itself would require the prior approval of the Nevada Commission.

    Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received, (ii) the number of gaming devices operated or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where certain entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food, refreshments or merchandise.

    A person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standard of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

    OTHER REGULATIONS. The Company's units are subject to regulation by federal and foreign agencies and to licensing and regulation by foreign, state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. These regulations include matters relating to environmental, building construction, zoning requirements and the preparation and sale of food. Various federal, foreign and state labor laws govern the Company's relationship with its employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Significant additional government imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could have an adverse effect on the Company. Delays or failures in obtaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new units.

    Units established in countries other than the United States are subject to governmental regulation in the jurisdiction in which they are established principally in respect of sales of liquor, construction of premises and working conditions of employees. The Company does not believe that such regulations materially adversely affect its business.

LITIGATION

    The Company is a defendant from time to time in routine lawsuits incidental to its business, which, individually and in the aggregate, are not expected to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows (ages as of December 31, 1997):

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Keith Barish........................          53   Chairman of the Board and Director
Robert Earl.........................          46   President, Chief Executive Officer and Director
Thomas Avallone.....................          39   Executive Vice President, Chief Financial Officer and Director
Scott E. Johnson....................          41   Senior Vice President, General Counsel and Secretary
Nathaniel J. Lipman.................          33   Executive Vice President, Strategic Planning
Claudio Gonzalez....................          63   Director
Robert Krasnow......................          61   Director
Mark McCormack......................          67   Director
Ong Beng Seng.......................          51   Director
Isadore Sharp.......................          66   Director
Michael Tarnopol....................          61   Director

    KEITH BARISH is a co-founder of the Company and was instrumental in securing the support of the Company's celebrity stockholders. Mr. Barish is a renowned movie producer who continues to provide a crucial link between the entertainment world and the Company. Since 1979, Mr. Barish has been the producer or the executive producer of 18 motion pictures, including "The Fugitive," "Ironweed," "The Running Man," "Sophie's Choice" and "9 1/2 Weeks". In 1987, Mr. Barish was honored as Producer of the Year by the National Association of Theater Owners. Mr. Barish has been Chairman of the Company since inception and has been a director of the Company since its organization.

    ROBERT EARL co-founded the Company with Mr. Barish in 1991 and has over 23 years of experience in the restaurant industry. In 1977, Mr. Earl founded President Entertainment, a company that developed theme restaurants. Under Mr. Earl's leadership, over the next ten years, President Entertainment grew to a $120 million enterprise. In 1988, Mr. Earl sold President Entertainment to Pleasurama plc ("Pleasurama") and joined the Pleasurama management team, where he assumed responsibility for the management of another theme restaurant, Hard Rock Cafe International plc ("Hard Rock Cafe"). During his five years in charge of Hard Rock Cafe, Mr. Earl pioneered its expansion from seven to 22 units, while substantially increasing its profitability. In 1993, Mr. Earl resigned from Hard Rock Cafe to concentrate full-time on running the Company. He has been President and Chief Executive Officer of the Company since its inception, and a director of the Company since its organization.

    THOMAS AVALLONE, Executive Vice President, Chief Financial Officer and Director of the Company, has been involved in the entertainment theme restaurant industry for over 15 years. From July 1987 until joining the Company in September 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Cafe and Rank Leisure USA. He has been a Director of the Company since February 1996. Prior to serving in those positions, Mr. Avallone, a Certified Public Accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in that firm's leisure industry practice. Mr. Avallone is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

    SCOTT E. JOHNSON, Senior Vice President, General Counsel and Secretary of the Company since 1996, had been Vice President, General Counsel and Secretary since joining the Company in March 1994. From January 1992 to March 1994, Mr. Johnson was engaged in the private practice of law. From May 1990 through January 1992, Mr. Johnson was Senior Vice President and General Counsel of Financial Benefit Life Insurance Company, having previously served as Deputy General Counsel of Independence Blue Cross (formerly, Blue Cross of Greater Philadelphia).

    NATHANIEL J. LIPMAN, Executive Vice President, Strategic Planning, joined the Company in 1996 after having served as a senior executive and general counsel for HOB Entertainment, Inc. ("House of Blues"), and Senior Corporate Counsel at The Walt Disney Company. Prior to joining Disney, Mr. Lipman was a corporate associate with Skadden, Arps, Slate, Meagher & Flom in Los Angeles. Mr. Lipman oversees and develops the Company's long-term strategic direction emphasizing mergers and acquisitions, including joint ventures, licensing and new business opportunities.

    CLAUDIO GONZALEZ has been a director of the Company since June 1996. Mr. Gonzalez has been the Chairman and Chief Executive Officer of Kimberly Clark de Mexico since 1973. Mr. Gonzalez is also currently a member of the Board of Directors of Kimberly Clark Corporation, General Electric Company, Kellogg Company, Banco Nacional de Mexico, Grupo Televisa, Grupo Carso, Grupo Industrial Alfa, Impulsora del Fondo Mexico, Telefonos de Mexico and Grupo Modelo and of J.P. Morgan International Advisory Board. Mr. Gonzalez is also a principal stockholder in ECE, a publicly-traded Mexican company in which the Company is a 20% stockholder and which has entered into a master franchise agreement with the Company with respect to Mexico and South America. See "Business--Franchising."

    ROBERT KRASNOW has been a director of the Company since February 1996. Mr. Krasnow has worked in the music and entertainment industry for over 35 years. Mr. Krasnow is the President of Krasnow Entertainment, which he founded in 1994. From 1983 to 1994, Mr. Krasnow was Chairman and Chief Executive Officer of Elektra Records, an affiliate of Time Warner Corporation.

    MARK MCCORMACK has been a director of the Company since June 1996. Mr. McCormack is the Chairman and Chief Executive Officer of the Cleveland-based sports and entertainment conglomerate known as International Management Group, which he founded in 1965. Mr. McCormack has also authored a number of best-selling business and management books.

    ONG BENG SENG has been a director of the Company since February 1996. He is a co-founder and has been a Managing Director since 1980 of Hotel Properties Limited, a Singapore publicly-listed company. HPL has diversified interests in the hotel, leisure and retail industries spanning Asia, Europe and North America. Mr. Ong also has personal diversified interests ranging from the oil, stockbrokering and automotive industries to art and concert promotion.

    ISADORE SHARP has been a director of the Company since February 1996. In 1961, Mr. Sharp founded Four Seasons Hotels, Inc., and is currently its Chairman and Chief Executive Officer. Mr. Sharp has also been a director of the Bank of Nova Scotia since 1990.

    MICHAEL TARNOPOL has been a director of the Company since June 1996. Mr. Tarnopol has been a Senior Managing Director and Chairman of the Investment Banking Division of Bear, Stearns & Co. Inc. ("Bear Stearns") since 1985. Mr. Tarnopol joined Bear Stearns in 1975 and headed the firm's International Department from 1975 until 1985, at which time he was appointed head of the Mergers & Acquisitions Department of Bear Stearns. He is Vice Chairman of the Board of Directors of Bear Stearns and Chairman of Bear Stearns International, Ltd. Mr. Tarnopol is currently a director of Avis International, Inc. and NRT, Inc. He is a Trustee of the University of Pennsylvania and a member of the Board of Overseers of the Wharton School of Business.

OTHER KEY PERSONNEL

    Other key personnel of the Company are as follows (ages as of December 31, 1997):

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Michael Baker.......................          42   Vice President of Worldwide Marketing
John Caparella, Jr..................          40   Vice President of Lodging
Jeffrey Carpenter...................          53   President, COOL PLANET ICE CREAM
Patricia Caruso.....................          39   Vice President of National Public Relations
Alexander Chesterman................          27   Senior Vice President of Worldwide Franchising
Patricia Endre......................          42   Senior Vice President of Merchandising
Ian Hamilton........................          41   President, OFFICIAL ALL STAR CAFE
Daniel Harf.........................          39   Senior Vice President of Operations, OFFICIAL ALL STAR CAFE
William Lombardo....................          44   Vice President Food and Beverage Operations
Lisa Havey Long.....................          37   Executive Vice President of Marketing, PLANET HOLLYWOOD
Thomas Mandula......................          37   Vice President of Finance
Jim Stanley.........................          46   Senior Vice President of Operations, PLANET HOLLYWOOD
Michelle Steinberg..................          29   Senior Vice President of Corporate Communications and Special
                                                   Projects
David P. Terry......................          40   Vice President of Business Development
Brian Woods.........................          37   President--Entertainment, PLANET HOLLYWOOD

    MICHAEL BAKER, Vice President of Worldwide Marketing, joined the Company in 1997. He has nineteen years of experience marketing and building consumer brands including the direction of global marketing initiatives for The Coca-Cola Company along with the introduction and development of the Blockbuster Video brand, now part of Viacom International, Inc.

    JOHN CAPARELLA, JR., Vice President of Lodging, has been involved with the lodging and food service industries throughout his entire career. John joined the Company in 1997 to manage the Company's diversification of its brands and trademarks into the lodging and resort businesses. Previously, Mr. Caparella was an executive with ITT Sheraton Hotels and Resorts for over 16 years progressively managing larger properties for the chain. He was responsible for successfully developing from start-up many Sheraton properties in North America.

    JEFFREY CARPENTER, President, COOL PLANET ICE CREAM, has extensive experience in the food service and specialty retail industries. Mr. Carpenter is responsible for Cool Planet Ice Cream's introduction into the wholesale and retail distribution marketplace as well as managing the Company's expansion of its Cool Planet retail ice cream shops. Prior to joining the Company in 1997, he was Director, Haagen-Dazs Shops, North America for The Pillsbury Company, responsible for the development and franchising of retail frozen dessert products from 1994 through 1997. Mr. Carpenter was also involved in retail frozen dessert products with TCBY, Inc., as well as executive experience in marketing, sales and research and development with other branded food service and retail products.

    PATRICIA CARUSO, Vice President of National Public Relations, has been with the Company since 1995. Ms. Caruso is responsible for negotiating and acquiring national media coverage on all of the Company's concepts. A twenty year veteran in the entertainment industry, she previously held the position of Director of Publicity at Paramount Pictures.

    ALEXANDER CHESTERMAN, Senior Vice President of Worldwide Franchising, has been involved with themed-dining and entertainment industries his entire career. His duties include development, negotiation and implementation of franchise arrangements for all of the Company's concepts as well as licensing of its brands and trademarks. Since 1991, Mr. Chesterman has served as a member of the Company's management and operational teams through the formative and expansionary stages of the Company's growth, with particular emphasis in international markets. Prior to joining the Company, he worked with Hard Rock Cafe involved in unit operations.

    PATRICIA ENDRE, Senior Vice President of Merchandising, joined the Company in 1996. Ms. Endre comes to PLANET HOLLYWOOD with nearly 20 years of retail experience, including senior buying and merchandising responsibilities with Walt Disney Attractions as Director of the adult apparel business and Macy's Department Stores.

    IAN HAMILTON, President, OFFICIAL ALL STAR CAFE, joined the Company in 1997. Previously, he was Global Director of Tennis Sports Marketing with Nike, Inc., where he helped develop Nike's annual worldwide tennis business by signing such famous pros as Andre Agassi, Monica Seles, John McEnroe, Pete Sampras and Jim Courier. Mr. Hamilton managed Nike's tennis sports marketing for 13 years, including advertising, product and athlete marketing.

    DANIEL HARF, is Senior Vice President of Operations, OFFICIAL ALL STAR CAFE. Mr. Harf was Vice President of Operations for PLANET HOLLYWOOD from its inception through 1997, and has over ten years' experience in the theme-restaurant industry. From 1981 to 1985, Mr. Harf held various management positions with Cask 'N Cleaver in California. He owned and operated theme restaurants and nightclubs in California from 1985 to 1989. In January 1989, he joined Hard Rock Cafe, where he was Vice President, Human Resources and a regional director until April 1991, when he joined the Company.

    WILLIAM LOMBARDO, Vice President Food and Beverage Operations, has been actively involved in the restaurant business for over 15 years. In 1985, Mr. Lombardo joined Darden Restaurants Inc., a full-service restaurant chain company, where he began as Vice President of Marketing. He became Senior Vice President and Division General Manager for Darden in April 1993 and then served as its Vice President for Food and Beverage from January 1995 until he joined the Company in his present capacity in November 1995.

    LISA HAVEY LONG, Executive Vice President of Marketing, PLANET HOLLYWOOD, has extensive experience in the promotion and marketing of entertainment companies. Ms. Long joined the Company in August 1991 as Vice President of Public Relations. Prior to August 1991, Ms. Long was the senior account executive in charge of entertainment and film accounts (including "Dances with Wolves" and "Sea of Love") for Zarem, Inc., a public relations firm.

    THOMAS MANDULA has been Vice President of Finance since 1992. Prior to 1992, Mr. Mandula was Senior Audit Manager and Director of Accounting Systems Consulting at KPMG Peat Marwick. Mr. Mandula, a certified public accountant, is a member of the American Institute of Certified Public Accountants.

    JIM STANLEY, Senior Vice President of Operations, PLANET HOLLYWOOD, has been in the restaurant business for over 20 years. Prior to joining the Company, Mr. Stanley spent eight years as Vice President of Operations at Hard Rock Cafe. While at Hard Rock Cafe, Mr. Stanley was responsible for overseeing all phases of the development and operation of units in 18 countries. Previously, Mr. Stanley was the Director of Operations for a 30-unit dinner house chain in southern California.

    MICHELLE STEINBERG, Senior Vice President of Corporate Communications and Special Projects, joined the Company in 1997. Prior to joining the Company, Ms. Steinberg spent four years as Vice President of Corporate Communications for House of Blues, having previously served as an account executive at McMullen & Company Public Relations, Annett Wolf & Associates Public Relations, and Mahoney Communications Public Relations.

    DAVID TERRY, Vice President of Business Development, since April 1996. Previously, from September 1993 to April 1996, he was the Vice President of Operations for OFFICIAL ALL STAR CAFE. Mr. Terry has over fifteen years experience in the restaurant industry. From September 1987 to September 1993, he served as Vice President for Development for Hard Rock Cafe, in charge of international development and European operations. Prior to September 1987, Mr. Terry was a Regional Director of C & C Services, Inc., responsible for the operations of 12 restaurants in Northern California.

    BRIAN WOODS, President--Entertainment, PLANET HOLLYWOOD, has an extensive background in brand development. Mr. Woods' entire career has been involved in the marketing and development of entertainment based companies. Prior to joining the Company, Mr. Woods was Executive Vice President and Chief Marketing Officer for Blockbuster Video, Blockbuster Music and Blockbuster International. Additionally, he served as Co-Chairman of Viacom Marketing Council, which was responsible for the development of Blockbuster's cross-country marketing efforts with Paramount Pictures and Home Video, MTV, VH-1, Nickelodeon, Simon and Schuster, Paramount Theme Parks, the United Paramount Network and Showtime Network.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Old Notes were issued and the New Notes will be issued pursuant to the Indenture between the Company and United States Trust Company of New York, as trustee (the "Trustee"), which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the New Notes will be identical in all material respects with the terms of the Old Notes, except that the New Notes have been registered under the Securities Act and are issued free of any covenant regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates. The New Notes and the Old Notes are deemed the same series of Notes under the Indenture and are entitled to the benefits thereof. Accordingly, unless specifically stated to contrary, the following description applies equally to the Old Notes and the New Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete. Copies of the Indenture and the Registration Rights Agreement are available as set forth under "--Additional Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

    The Notes represent general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including borrowings under the Credit Agreement. The Notes rank PARI PASSU with all Senior Subordinated Indebtedness, whenever Incurred, of the Company and senior in right of payment to all Subordinated Indebtedness, whenever Incurred, of the Company. The Notes will be effectively subordinated to all current and future Indebtedness and other liabilities of the Company's Subsidiaries. As of December 28, 1997, outstanding Indebtedness and other liabilities of the Company's Subsidiaries totaled approximately $33.1 million.

    As of the date of the Indenture, all of the Company's existing Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be limited in aggregate principal amount to $250.0 million and will mature on April 1, 2005. Interest on the Notes will accrue at the rate of 12% per annum and will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 1998, to holders of record on the immediately preceding March 15 and September 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of and premium, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to holders of the Notes at their respective addresses set forth in the register of holders; provided, however, that all payments of interest and Liquidated Damages, if any, with respect to Notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

    The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

    Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash or Cash Equivalents, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

    The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause
(i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions described in the first sentence of this paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. No nonpayment default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

    The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of a Default.

    As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. As of December 28, 1997, on a pro forma basis after giving effect to the sale of the Notes and the use of proceeds therefrom, the aggregate principal amount of the Company's outstanding Senior Indebtedness, together with liabilities of the Company's subsidiaries to which the claims of Noteholders are effectively subordinated, would have been approximately $33.1 million and the Company would have had no outstanding Subordinated Indebtedness. The Indenture will permit the Company to incur additional Indebtedness, including Senior Indebtedness, under certain circumstances. See "Risk Factors-- Subordination" and "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

OPTIONAL REDEMPTION

    Except as set forth in the following paragraph and under "--Gaming Redemption", the Notes will not be redeemable at the Company's option prior to April 1, 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

YEAR                                                                                 PERCENTAGE
----------------------------------------------------------------------------------  -------------
2003..............................................................................          108%
2004..............................................................................          104

    For a period of three years following the Issue Date, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price of 112% of the principal amount thereof, plus accrued and unpaid interest thereon (plus Liquidated Damages, if any) to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; PROVIDED, HOWEVER, that (a) at least $162,500,000 aggregate principal amount of Notes remain outstanding immediately following such redemption (excluding Notes held by the Company and its Subsidiaries) and (b) such redemption shall occur within 90 days of the date of such public offering.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

GAMING REDEMPTION

    Notwithstanding any other provision hereof, if any holder or beneficial owner of Notes is required by a Gaming Authority to be licensed, qualified or found suitable under any applicable gaming law in order to hold Notes, and such holder or beneficial owner fails to apply for a license, qualification or finding of suitability within the period required by such Gaming Authority, or if such holder or beneficial owner is notified by such Gaming Authority that such holder or beneficial owner will not be so licensed, qualified or found suitable, and if so ordered by such Gaming Authority or required by applicable gaming laws the Company shall have the right, at its option, (i) to require that such holder or beneficial owner dispose of such holder's or beneficial owner's Notes within 30 days (or such earlier date as may be required by the applicable Gaming Authority) of (a) the termination of the period described above for such holder or beneficial owner to apply for a license, qualification or finding of suitability or (b) receipt of the notice from such Gaming Authority that such holder or beneficial owner will not be licensed, qualified or found suitable by such Gaming Authority or (ii) to redeem the Notes held by such holder or beneficial owner at a redemption price equal to the lesser of the price at which such holder or beneficial owner acquired such Notes and the principal amount thereof, together with, in either case, accrued and unpaid interest and Liquidated Damages, if any, thereon to the earlier of date of redemption or the date of the finding that such holder or beneficial owner will not be licensed, qualified or found suitable, which may be less than 30 days following the notice of redemption.

    Immediately upon a determination by any Gaming Authority that a holder or beneficial owner of Notes will not be licensed, qualified or found suitable by such Gaming Authority, such holder or beneficial owner shall have no further rights with respect to the Notes (i) to exercise, directly or indirectly, through any trustee, nominee or any other Person or entity, any right conferred by the Notes or (ii) to receive any interest or any other distribution or payment with respect to the Notes or any remuneration in any form from the Company for services rendered or otherwise, except the redemption price of the Notes described in the foregoing paragraph. In connection with any such redemption, and except as may be required by a Gaming Authority, the Company shall comply with the procedures contained in the Indenture for redemptions of the Notes. Under the Indenture, the Company is not required to pay or reimburse any holder or beneficial owner of Notes who is required to apply for such license, qualification or finding of suitability for any costs associated with obtaining or maintaining such licensure or associated with any investigation for such qualification or finding of suitability. Such expenses are entirely the obligation of such holder or beneficial owner. See "Business--Governmental Regulation--Nevada Gaming Regulation."

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following a Change of Control, the Company will mail a notice to each holder of Notes describing the transaction that constitutes the Change of Control and offering to purchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

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
    On the Change of Control Payment Date, the Company will, to the extent lawful, (a) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED, HOWEVER, that each new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company's capital structure or the value of the Notes, but that would not constitute a Change of Control.

    The Credit Agreement currently prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes.

    Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain restrictions and provisions similar to those in the Credit Agreement. Moreover, the exercise by the holders of their right to require the Company to purchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. The Company's ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. In any case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

    The provisions under the Indenture relative to the Company's obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes. Moreover, the Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to purchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of and (b) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; PROVIDED, HOWEVER, that the amount of (i) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (ii) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are promptly converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

    Within one year after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds at its option (a) to repay Senior Indebtedness or (b) to the acquisition of (i) any assets or property (other than Capital Stock) in a Permitted Business, (ii) the Capital Stock of a Person engaged in a Permitted Business that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock or (iii) Capital Stock constituting a minority interest in an existing Restricted Subsidiary, except that an acquisition of such minority interest Capital Stock in excess of $1.0 million shall be authorized by a resolution of the Company's Board of Directors. Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding borrowings under the Credit Agreement or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

    When the aggregate amount of Excess Proceeds exceeds $5.0 million in any calendar year, the Company will be required to make an offer to all holders of Notes (and to holders of other Senior Subordinated Indebtedness designated by the Company) (an "Asset Sale Offer") to purchase the maximum principal amount of Notes (and such other Senior Subordinated Indebtedness) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes (and other Senior Subordinated Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes (and other Senior Subordinated Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, Notes (and other Senior Subordinated Indebtedness) to be purchased shall be selected on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

    The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this clause by virtue thereof.

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or similar payment to the direct or indirect holders of the Company's Equity Interests (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (b) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company); (c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest, customary fees and charges or principal at Stated Maturity; or (d) make any Restricted Investment (all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to such Restricted Payment:

        (i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

        (ii) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

       (iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (b), (c) and (d), but including, without duplication, Restricted Payments permitted by clauses (a) and (e), of the next succeeding paragraph), is less than the sum of (A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from April 1, 1998 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (B) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (C) to the extent that any Restricted Investment that was made after the Issue Date is (i) sold for cash or otherwise liquidated or repaid for cash or (ii) in the case of Restricted Investments arising from guarantees by the Company or any Restricted Subsidiary, terminated, the lesser of (x) the cash return of capital or the amount of the terminated guarantee with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment, plus (D) the portion proportionate to the Company's equity interest in such Subsidiary of the fair market value (as determined by an independent appraisal) of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that such amount shall be limited to the amount of the Restricted Investment previously made by the Company or a Restricted Subsidiary (and treated as a Restricted Payment) in the Unrestricted Subsidiary.

    The foregoing provisions will not prohibit (a) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (b) any Restricted Payment (other than a Restricted Payment described in clause (a) of the first paragraph of this covenant) made in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than any Disqualified Stock); PROVIDED, HOWEVER, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from clause (iii)(B) of the preceding paragraph; (c) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with (x) the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (d) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis; and (e) so long as no Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any member of the Company's or any of its Subsidiaries' management; PROVIDED, HOWEVER, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation and shall reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation shall only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors and reflected in a resolution with respect thereto.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness and that the Company will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company and its Restricted Subsidiaries may Incur Indebtedness if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.

    The foregoing provisions will not apply to the Incurrence by the Company or any Restricted Subsidiary of any of the following items of Indebtedness ("Permitted Indebtedness"):

        (a) Indebtedness pursuant to the Credit Agreement; PROVIDED, HOWEVER, that the aggregate principal amount of all Indebtedness outstanding under the Credit Agreement after giving effect to such Incurrence does not exceed $100.0 million less, without duplication, (i) the amount of all repayments of the revolving credit Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) made utilizing any Net Proceeds of an Asset Sale since the Issue Date, other than temporary paydowns of such revolving credit Indebtedness and letters of credit pending final application of such Net Proceeds and
    (ii) the aggregate amount of all commitment reductions with respect to revolving credit Indebtedness under the Credit Agreement that have been made since the Issue Date;

        (b) Indebtedness represented by the Notes and the Indenture;

        (c) Capital Lease Obligations or Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business, in an amount not to exceed $15.0 million at any one time outstanding;

        (d) Permitted Refinancing Indebtedness with respect to Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred (i) pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (ii) clauses (a), (b) or
    (e) of this covenant.

        (e) Existing Indebtedness;

        (f) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interest that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (f);

        (g) Hedging Obligations that are Incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

        (h) the Guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant; and

        (i) additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $15.0 million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (i) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest and accretion or amortization of original issue discount will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant; PROVIDED, HOWEVER, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

    LIMITATION ON LAYERING

    The Indenture will provide that the Company shall not Incur any Indebtedness if such Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinate in right of payment to Senior Subordinated Indebtedness.

    LIENS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Senior Subordinated Indebtedness or Subordinated Indebtedness of the Company on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the Issue Date or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (i) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (ii) in the case of any Lien securing Senior Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to or PARI PASSU with such Lien.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances to the Company or any of its Restricted Subsidiaries or
(c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (1) an agreement in effect or entered into on the Issue Date, (2) the Indenture and the Notes, (3) applicable law, (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; PROVIDED, HOWEVER, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (5) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (6) in the case of clause (c) above, restrictions consisting of Liens not prohibited by the Indenture, (7) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no less favorable to the holders of Notes than those contained in the agreements governing the Indebtedness being refinanced; or (8) customary pre-closing covenants in bona fide contracts for the sale of property or assets.

    MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (a) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Successor Company") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the Successor Company assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, (c) immediately after such transaction no Default exists and (d) except in the case of a merger of the Company with or into a wholly owned Restricted Subsidiary of the Company, the Company or the Successor Company (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of, premium (if any), interest and Liquidated Damages (if any) on the Notes.

    TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction"), unless the terms thereof (i) are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, (ii) if such Affiliate Transaction or series of related Affiliate Transactions involve aggregate consideration in excess of $1.0 million, shall be approved by a majority of the disinterested members of the Board of Directors and evidenced in a resolution of such members of the Board of Directors and (iii) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5.0 million, the Company obtains an opinion from an accounting, appraisal or investment banking firm of national standing to the effect that such Affiliate Transaction is fair to the Company or the relevant Restricted Subsidiary from a financial point of view or that the terms of such Affiliate Transaction are at least as favorable to the Company or the relevant Restricted Subsidiary as might reasonably have been obtained in a comparable arm's length transaction with an unaffiliated third party.

    The provisions of the foregoing paragraph shall not prohibit (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and/or its Restricted Subsidiaries, (iii) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," (iv) transactions made pursuant to Existing Affiliate Obligations, (v) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (vi) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (vii) loans or advances to employees, other than the Permitted Holders, in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, (viii) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries and (ix) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company.

    PAYMENTS FOR CONSENT

    The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all

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holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

    REPORTS

    Whether or not the Company is required to do so by the rules and regulations of the Commission, the Company will file with the Commission (unless the Commission will no longer accept the same for filing) and furnish to the holders of the Notes (a) all quarterly and annual financial and other information with respect to the Company and its consolidated Subsidiaries (showing in reasonable detail, the revenues and EBITDA of the Company and its Restricted Subsidiaries separate from the revenues and EBITDA of the Unrestricted Subsidiaries of the Company in the event that either the revenue or the EBITDA of the Unrestricted Subsidiaries for the accounting period covered thereby was greater than or equal to 10% of the revenues or EBITDA of the Company and its consolidated Subsidiaries) that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and (b) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, the Company will furnish to the holders of the Notes, prospective purchasers of the Notes and securities analysts, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will provide that each of the following constitutes an Event of Default: (a) default for 30 days in the payment when due of interest or Liquidated Damages, if any, on the Notes; (b) default in payment when due of the principal of or premium, if any, on the Notes; (c) failure by the Company to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock," which failure remains uncured for 30 days after notice; (d) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (e) the nonpayment within any applicable grace period after the final maturity, or the acceleration by the holders because of a default, of Indebtedness of the Company or any Significant Subsidiary, or group of Restricted Subsidiaries that taken together would constitute a Significant Subsidiary, and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million; (f) failure by the Company or any of its Significant Subsidiaries, or a group of Restricted Subsidiaries that taken together would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 consecutive days; and (g) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

    If any Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of a Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default (except a Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

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
    The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of the principal of or interest or Liquidated Damages on the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (a) the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (c) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (e) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events with respect to the Company) described under "Events of Default" will no longer constitute a Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date, (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on

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the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred, (iv) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Defaults from bankruptcy or insolvency events of the Company are concerned, at any time in the period ending on the 91st day after the date of deposit, (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any Restricted Subsidiary is a party or by which the Company or Restricted Subsidiary is bound,
(vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided below, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (a) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (b) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (c) reduce the rate of or change the time for payment of interest on any Note, (d) waive a Default in the payment of principal of or premium, interest or Liquidated Damages on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (e) make any Note payable in money other than that stated in the Notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, interest or Liquidated Damages on the Notes, (g) waive a redemption payment with respect to any Note or (h) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the

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
assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case a Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819, attention Chief Financial Officer.

BOOK ENTRY, DELIVERY AND FORM

    The New Notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

    Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below). Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

    Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITORY PROCEDURES

    The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company

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
takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

    DTC has advised the Company that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised the Company that, pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

    EXCEPT AS DESCRIBED BELOW, OWNERS OF INTEREST IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

    Payments in respect of the principal of, and premium, if any, Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Except for trades involving only Euroclear and Cedel participants, interests in the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same-Day Settlement and Payment."

    Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counter-party in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

    DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

    Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

    A Global Note is exchangeable for definitive Notes in registered certificated form ("Certificated Notes") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act and the Company fails to appoint a successor, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes or (iii) there shall have occurred and be continuing a Default with respect to the Notes. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors," unless the Company determines otherwise in compliance with applicable law.

SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Holder of such Global Notes. With respect to Notes in certificated form, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Notes represented by the Global Notes are eligible to trade in the PORTAL market and to

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
trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in any certificated Notes will also be settled in immediately available, funds.

    Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    Holders of the New Notes are not entitled to any registration rights with respect to the New Notes. Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") entered into between the Company and the Initial Purchasers for the benefit of the holders of Transfer Restricted Securities on the Issue Date, the Company agreed to file the Exchange Offer Registration Statement with the Commission on the appropriate form under the Securities Act with respect to the New Notes. The registration statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement. The Registration Rights Agreement provides that if (a) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (b) any holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (i) it is prohibited by law or Commission policy from participating in the Exchange Offer or (ii) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (iii) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission the Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (A) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (B) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (C) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (D) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

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
    The Registration Rights Agreement provides that (a) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the Closing Date, (b) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the Closing Date, (c) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 25 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (d) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 150 days after such obligation arises. If (i) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (ii) any of such registration statement is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (iii) the Company fails to consummate the Exchange Offer within 25 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (iv) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iv) above, a "Registration Default"), Liquidated Damages will accrue on the Notes subject to the respective and applicable registration statements from and including the day following such Registration Default to but excluding the day on which such Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such Liquidated Damages begin to accrue, and will accrue at a rate per annum of 25 basis points (0.25%) of the principal amount of Notes held, which rate shall increase by an additional 25 basis points (0.25%) per annum on the first day of any subsequent 90-day period that the Registration Default remains uncured up to a maximum rate equal to 100 basis points (1.0%) per annum. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED, HOWEVER, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ALADDIN GAMING" means the joint venture between the Company and Aladdin Gaming LLC to construct, own and operate a music-themed hotel, casino and entertainment center as part of a complex at the center of Las Vegas Boulevard in Las Vegas, Nevada.

    "ASSET SALE" means (a) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback), excluding sales of inventory and licensing of intellectual property in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of

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Control" and/or the provisions described above under the caption "--Merger,
Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (b) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Restricted Subsidiaries (other than directors' qualifying shares), in the case of either clause (a) or (b), whether in a single transaction or a series of related transactions (i) that have a fair market value in excess of $1.0 million or (ii) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, (A) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (B) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary,
(C) a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" and (D) Permitted Asset Swaps will not be deemed to be Asset Sales for purposes of the covenant described under "--Repurchases at the Option of Holders--Asset Sales."

    "AVERAGE LIFE" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK"  means (a) in the case of a corporation, corporate stock,
(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (c) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above and (d) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

    A "CHANGE OF CONTROL" will be deemed to have occurred upon the occurrence of any of the following: (a) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act) (whether or not otherwise in compliance with the Indenture), other than to a Permitted Holder; (b) the adoption of a plan relating to the liquidation or dissolution of the Company; (c) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such terms are used in Section 13(d)(3) of the Exchange
Act) other than a Permitted Holder becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the then outstanding Voting Stock of the Company on a fully-diluted basis, PROVIDED, HOWEVER, that the Permitted Holders

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beneficially own (as defined above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such "person" or "group" and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors; or (d) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income and Fixed Charges of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period, (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, (b) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries, (c) depreciation and amortization (including amortization of goodwill and other intangibles and amortization of pre-opening expenses but excluding amortization of other prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries, and (d) all other non-cash charges of such Person and its Restricted Subsidiaries except to the extent such non-cash charges are in contemplation of or in connection with future cash obligations, in each case, on a consolidated basis and determined in accordance with GAAP.

    "CONSOLIDATED NET ASSETS" means the total assets of the Company determined on a consolidated basis in accordance with GAAP, less current liabilities except for notes payable and current maturities of long-term Indebtedness, including current portions payable of Capital Lease Obligations.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED, HOWEVER, that (a) the Net Income (but not loss) of any Person (other than the referent Person) that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (b) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (c) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (d) the cumulative effect of a change in accounting principles shall be excluded.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the total of the amounts shown on the balance sheet of such Person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of such Person's most recent fiscal quarter ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Issue Date or (b) was nominated for election to the Board of Directors with the approval of at least two-thirds of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

    "CREDIT AGREEMENT" means that certain Credit Agreement, dated as of September 24, 1997, by and between the Company, SunTrust Bank, Central Florida, N.A. and certain other lenders, providing for up to $20.0 million of term loan borrowings, up to $100.0 million of revolving credit borrowings and up to $35.0 million of leveraged lease borrowings, and including any related notes, guarantees, pledges, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended,

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extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) any Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (other than as a result of a "change of control" or asset sale) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof (other than as a result of a "change of control" or asset sale), in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EXISTING AFFILIATE OBLIGATIONS" means obligations existing on, or pursuant to an agreement in effect on the Issue Date of the Company and its Restricted Subsidiaries with Affiliates of the Company or its Restricted Subsidiaries and any amendments thereto that do not adversely affect the rights of the holders of Notes (as determined by resolution of the disinterested members of the Board of Directors of the Company), until such obligations are extinguished.

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, until such amounts are repaid.

    "EXISTING JOINT VENTURES" means Aladdin Gaming, Official All Star Hotel, Planet Hollywood Hotel and Planet Movies.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of (a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), (b) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (c) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (d) the product of (i) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times
(ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

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
    "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period; PROVIDED, HOWEVER, that (a) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an Incurrence of Indebtedness, or both, Consolidated Cash Flow and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (b) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, Consolidated Cash Flow and Fixed Charges for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash used to repay, repurchase, defease or otherwise discharge such Indebtedness, (c) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale, the Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to the Consolidated Cash Flow (if negative), directly attributable thereto for such period and Fixed Charges for such period shall be reduced (without duplication of reducing made pursuant to clause (b) above) by an amount equal to the Fixed Charges directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold in whole but not in part, the Fixed Charges for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (d) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow and Fixed Charges for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (e) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) or (d) above if made by the Company or a Restricted Subsidiary during such period, Consolidated Cash Flow and Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Fixed Charges associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by the principal financial officer of the Company in compliance with Regulation S-X under the Securities Act. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) and (f) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent

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that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the date of determination.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

    "GAMING AUTHORITY" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including without limitation, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board, with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Company or any of its Subsidiaries.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "INCUR" means create, incur, issue, assume, guarantee or otherwise become liable, directly or indirectly, contingently or otherwise, for any Indebtedness. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (b) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness. Except as required by the prior sentence, Indebtedness shall not include any interest or similar obligations.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount

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determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (a) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (i) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (ii) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (b) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but only as and when received, and excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions and all title and recording taxes) and any relocation expenses incurred as a result thereof, (ii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be applied to the repayment of Indebtedness (other than under the Credit Agreement) secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iv) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and (v) all distributions and other payments required to be made to minority interest holders in a Subsidiary as a result of an Asset Sale involving the assets of such Subsidiary in proportion to such minority interest holders' respective ownership interests in the Subsidiary.

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    "OBLIGATIONS" means, with respect to any Indebtedness, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing such Indebtedness.

    "OFFICIAL ALL STAR HOTEL" means the joint venture to acquire, develop and operate a sports-themed hotel and entertainment complex at 401 Seventh Avenue in New York City across from Madison Square Garden.

    "PERMITTED ASSET SWAPS" means the exchange (i) by the Company or any of its Restricted Subsidiaries of assets that the Board of Directors determines in good faith are not core assets of the Company's

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business (ii) for assets (which may consist of an Equity Interest in the business using such exchanged assets) of comparable value as determined by the Board of Directors; PROVIDED, HOWEVER, that if the Consolidated Cash Flow of the Company represented by such assets exceeds $5.0 million, the Company shall have obtained an opinion from an investment banking firm of national standing to the effect that such exchange is fair to the Company from a financial point of view.

    "PERMITTED BUSINESS" means the business of developing and promoting consumer brands in the entertainment, dining and lodging sectors and the lines of businesses and services that are related to or complementary to the foregoing.

    "PERMITTED HOLDER" means each of Keith Barish, Robert Earl, Planet Hollywood Holdings Pte. and their respective Affiliates.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or in a Restricted Subsidiary, (b) any Investment in Cash Equivalents, (c) any Investment by the Company or any Restricted Subsidiary in a Person if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Asset Sales," (e) any Investment to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company, (f) Investments in the Existing Joint Ventures in an aggregate amount, when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, that does not exceed $175.0 million and (g) other Investments in any Person in an aggregate amount, when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, that does not exceed $50.0 million.

    "PERMITTED JUNIOR SECURITIES" means Equity Interests in the Company or debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Indebtedness pursuant to the subordination provisions of the Indenture.

    "PERMITTED REFINANCING INDEBTEDNESS" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) such Refinancing Indebtedness has a stated maturity no earlier than the stated maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; PROVIDED FURTHER, HOWEVER, that Permitted Refinancing Indebtedness shall not include Indebtedness of a Subsidiary that Refinances Indebtedness of the Company.

    "PERSON" means a natural person, company, corporation, partnership, government, political subdivision, agency or instrumentality of a government, or any other entity.

    "PLANET HOLLYWOOD HOTEL" means the joint venture to acquire and develop a movie-themed hotel in Times Square in Manhattan, New York.

    "PLANET MOVIES" means the joint venture between the Company and AMC Entertainment, Inc. to develop, own and operate a series of multi-screen, movie theatre megaplexes that will include restaurants as well as various refreshment and merchandise kiosks.

    "PUBLIC EQUITY OFFERING" means a bona fide underwritten sale to the public of Class A Common Stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company) that is declared effective by the Commission.

    "REFINANCE" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

    "RESTRICTED INVESTMENT"  means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "SENIOR INDEBTEDNESS" means, with respect to the Company, (i) Obligations of the Company with respect to the Credit Agreement and (ii) any other Indebtedness permitted to be Incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is PARI PASSU with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (a) any obligation of the Company to any Restricted Subsidiary or Affiliate of the Company, (b) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company, (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (d) any Indebtedness that is Incurred in violation of the Indenture on or after the Issue Date.

    "SENIOR SUBORDINATED INDEBTEDNESS" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank PARI PASSU with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

    "SIGNIFICANT SUBSIDIARY" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date (except that all references to 10% therein shall be deemed to be references to 5%).

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "SUBORDINATED INDEBTEDNESS" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

    "SUBSIDIARY" means, with respect to a Person, (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); PROVIDED, HOWEVER, that, with respect to the Company, its Subsidiaries directly investing in and responsible for Aladdin Gaming and Planet Movies, and any Subsidiary of the Company that is a general or managing partner of an entity majority owned by Planet Movies, shall not be a

Subsidiary for purposes of this Indenture; PROVIDED FURTHER, HOWEVER, that, with respect to the Company and except with regard to Subsidiaries that own in the aggregate less than 5% of the Consolidated Net Assets of the Company, at least 80% of the outstanding Capital Stock of each Subsidiary shall be owned by the Company or a Subsidiary of the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under "--Certain Covenants-- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default would be in existence following such designation.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

                        DESCRIPTION OF CREDIT AGREEMENT

    The description set forth below does not purport to be complete and is subject, and qualified in its entirety by reference, to the provisions of the Credit Agreement. Certain capitalized terms used below are defined in the Credit Agreement and have the meaning assigned to them therein.

    The Company is party to the $100.0 million Credit Agreement, dated as of September 18, 1997, as amended October 1, 1997, as amended and restated March 25, 1998 (the "Credit Agreement"), by and among the Company, SunTrust Bank, Central Florida, N.A. ("STB") and a consortium of other lenders. The Credit Agreement consists of (i) a two-year revolving credit facility (the "Revolving Facility") (with a one-year extension option if certain financial tests are satisfied) in an aggregate principal amount of $65.0 million, of which up to $25.0 million is available for multicurrency advances and up to $10.0 million is available for the issuance of letters of credit, and (ii) a three-year LIBOR-based leveraged lease facility (the "Lease Facility") in an aggregate principal amount of $35.0 million. Borrowings under the Revolving Facility are intended to finance the general corporate needs of the Company, including working capital, capital expenditures, acquisitions and stock repurchases. Borrowings under the leveraged lease facility are intended to fund the construction of the new PLANET HOLLYWOOD restaurant-condominium unit in the PLANET HOLLYWOOD HOTEL.

    Loans and letters of credit under the Revolving Facility are available at any time prior to, in the case of loans, the final maturity of the Revolving Facility and, in the case of letters of credit, the fifth business day prior to the final maturity of the Revolving Facility. Nothing has been drawn under the Revolving Facility and $33.0 million is outstanding under the Lease Facility.

    Borrowings under the Credit Agreement bear interest, at the Company's option, at a rate per annum equal to the then Base Rate or the LIBO rate plus an Applicable Margin. Base Rate borrowings are at the higher of STB's prime rate and the Federal funds rate plus .50%. The Applicable Margin for all LIBO rate loans is 3.0%

    Any loans under the Credit Agreement may be prepaid without premium or penalty (subject to reimbursement of customary breakage costs) and commitments may be reduced by the Company in minimum amounts starting at $5.0 million and increasing only in $1.0 million increments thereafter. Any amount repaid or prepaid under the Lease Facility may not be reborrowed.

    The obligations of the Company under the Credit Agreement are guaranteed by each of the Company's Material Subsidiaries (other than Foreign Subsidiaries and certain other Subsidiaries identified in Schedule 7.10 of the Credit Agreement) and the Revolving Facility will be secured by a pledge by the Company of the stock of its Subsidiaries and a mortgage of its executive office building.

    The Credit Agreement contains customary representations and warranties and affirmative covenants that, among other things, limit indebtedness, liens, guarantee obligations, mergers, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, optional payments and modifications of subordinated and other debt instruments, transactions with affiliates, sale leasebacks and negative pledge clauses. The Credit Agreement also contains financial covenants including, but not limited to, minimum interest coverage and maximum leverage.

    The Credit Agreement contains customary events of default, including, but not limited to, nonpayment of principal, interest or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default, bankruptcy events, material judgments, ERISA, actual or asserted invalidity of collateral documents and a Change of Control.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of the material U.S. Federal income tax considerations applicable to the Exchange Offer and to holders of the Old Notes in connection therewith. This discussion assumes that a holder of Old Notes purchased such Old Notes for cash at original issue, and that a holder of Old Notes holds such Old Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not deal with all aspects of U.S. Federal income taxation that may be relevant to holders of the Old Notes in light of their personal investment circumstances, including persons holding Old Notes as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, nor does it discuss U.S. Federal income tax considerations applicable to certain types of investors subject to special treatment under the U.S. Federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and former citizens or former residents of the United States. In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor.

    This summary is based upon current provisions of the Code, regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service ("IRS") and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The Company has not and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below, and as a result, there can be no assurance that the IRS will not take positions concerning the tax consequences of the Exchange Offer which are different from those discussed herein.

    HOLDERS OF OLD NOTES SHOULD CONSULT THEIR TAX ADVISOR CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL AND FOREIGN TAXING JURISDICTIONS, TO THEIR OWNING AND DISPOSING OF NEW NOTES AND TO EXCHANGING OLD NOTES FOR NEW NOTES IN LIGHT OF THEIR PARTICULAR SITUATIONS.

    The Exchange of Old Notes for New Notes pursuant to the Exchange Offer will not constitute a taxable exchange. As a result, (i) a holder will not recognize taxable gain or loss as a result of exchanging Old Notes for New Notes pursuant to the Exchange Offer; (ii) the holding period of the New Notes will include the holding period of the Old Notes exchanged therefor; and (iii) the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Old Notes exchanged therefor.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes if such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer that requests such documents in the Letter of Transmittal, for use in connection with any such resale. In addition, until
          , 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

    The validity of the New Notes offered hereby will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The financial statements of the Company and subsidiaries as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................        F-2
Consolidated Statements of Operations for fiscal 1995, 1996 and 1997..................        F-3
Consolidated Balance Sheets as of December 29, 1996 and December 28, 1997.............        F-4
Consolidated Statements of Changes in Stockholders' Equity for fiscal 1995, 1996 and
  1997................................................................................        F-5
Consolidated Statements of Cash Flows for fiscal 1995, 1996 and 1997..................        F-6
Notes to Consolidated Financial Statements............................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

                            ------------------------

To the Board of Directors and Stockholders of Planet Hollywood International,
Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Planet Hollywood International, Inc. and its subsidiaries at December 29, 1996 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Orlando, Florida
March 3, 1998

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (DOLLARS IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)

                                                                                 FISCAL      FISCAL      FISCAL
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Revenues:
  Direct.....................................................................  $  265,048  $  347,436  $  447,310
  Franchise..................................................................       4,000      21,400      16,100
  Royalty and other..........................................................       1,558       4,528      11,715
                                                                               ----------  ----------  ----------
                                                                                  270,606     373,364     475,125
Costs and expenses:
  Cost of sales..............................................................      76,462      93,426     124,808
  Operating..................................................................     116,805     156,893     208,484
  General and administrative.................................................      20,057      20,431      49,324
  Depreciation and amortization..............................................      22,182      27,295      38,825
  Impairment of long-lived assets............................................      --          --          48,699
                                                                               ----------  ----------  ----------
                                                                                  235,506     298,045     470,140
Income from operations.......................................................      35,100      75,319       4,985
Non-operating (income) expense:
  Interest income............................................................        (598)     (2,121)     (1,327)
  Interest expense...........................................................      11,827       4,995      --
  Equity in earnings of unconsolidated affiliates............................        (848)     (4,308)     (6,900)
  Minority interests.........................................................       3,728       1,037      --
  Gain on sale of subsidiary interests.......................................        (611)     --          --
                                                                               ----------  ----------  ----------
                                                                                   13,498        (397)     (8,227)
Income before provision for income taxes.....................................      21,602      75,716      13,212
Provision for income taxes...................................................         875      27,636       4,954
                                                                               ----------  ----------  ----------
Income before extraordinary item.............................................      20,727      48,080       8,258
Extraordinary loss on early extinguishment of debt (net of income tax benefit
  of $5,991).................................................................      --          10,421      --
                                                                               ----------  ----------  ----------
Net income...................................................................  $   20,727  $   37,659  $    8,258
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings per share:
  BASIC
    Income before extraordinary item.........................................  $     0.26  $     0.47  $     0.08
    Extraordinary item.......................................................      --           (0.10)     --
                                                                               ----------  ----------  ----------
    Net income...............................................................  $     0.26  $     0.37  $     0.08
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  DILUTED
    Income before extraordinary item.........................................  $     0.25  $     0.47  $     0.08
    Extraordinary item.......................................................      --           (0.10)     --
                                                                               ----------  ----------  ----------
    Net income...............................................................  $     0.25  $     0.37  $     0.08
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                       DECEMBER 29,  DECEMBER 28,
                                                                                           1996          1997
                                                                                       ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................................................   $   49,831    $    9,089
  Accounts receivable, less allowance of $1,500 in 1997..............................       22,697        25,084
  Inventories........................................................................       20,604        42,612
  Deferred taxes.....................................................................        7,166        10,427
  Pre-opening cost, net..............................................................        8,096         6,716
  Prepaid expenses and other assets..................................................        5,479         7,082
                                                                                       ------------  ------------
    Total current assets.............................................................      113,873       101,010
Property and equipment, net..........................................................      250,108       322,949
Goodwill, net........................................................................       25,779        29,922
Deferred taxes.......................................................................       --             6,015
Other assets, net....................................................................        1,487         5,259
Investment in affiliated entities....................................................       10,013        40,404
                                                                                       ------------  ------------
    Total assets.....................................................................   $  401,260    $  505,559
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................   $   41,668    $   54,100
  Accrued expenses...................................................................       10,908        15,215
  Notes payable--current.............................................................          746         1,264
                                                                                       ------------  ------------
    Total current liabilities........................................................       53,322        70,579
Deferred rentals.....................................................................       10,329        10,798
Deferred taxes.......................................................................          849        --
Notes payable........................................................................        7,529        70,491
Deferred credits.....................................................................       17,100        15,150
                                                                                       ------------  ------------
    Total liabilities................................................................       89,129       167,018
                                                                                       ------------  ------------
Commitments and contingencies (Note 7 and Note 11)
Stockholders' equity:
  Preferred stock, $.01 par value; 25,000,000 shares authorized; none issued;
    preferences, limitations and rights to be established by the Board of
    Directors........................................................................       --            --
  Common stock--Class A voting, $.01 par value; 250,000,000 shares authorized;
    95,972,563 and 97,127,526 issued and outstanding, respectively...................          960           972
  Common stock--Class B non-voting, $.01 par value; 25,000,000 shares authorized;
    11,545,706 and 11,764,144 issued and outstanding, respectively...................          115           118
  Capital in excess of par value.....................................................      252,695       279,372
  Deferred compensation..............................................................         (525)       (4,125)
  Retained earnings..................................................................       58,386        66,644
  Cumulative currency translation adjustment.........................................          500        (4,440)
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................      312,131       338,541
                                                                                       ------------  ------------
      Total liabilities and stockholders' equity.....................................   $  401,260    $  505,559
                                                                                       ------------  ------------
                                                                                       ------------  ------------

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                        COMMON STOCK              COMMON STOCK
                                          CLASS A                   CLASS B           CAPITAL IN
                                  ------------------------  ------------------------   EXCESS OF    RETAINED      DEFERRED
                                    SHARES       AMOUNT       SHARES       AMOUNT      PAR VALUE    EARNINGS    COMPENSATION
                                  -----------  -----------  -----------  -----------  -----------  -----------  -------------
Balance at January 1, 1995......      80,000    $     800           --    $      --    $   7,568    $      --     ($    990)
Net Income......................                                                                       20,727
Celebrity restricted stock
  options.......................                                                             140
Employee restricted stock
  awards........................         100            1                                     99                        220
Currency translation
  adjustment....................
                                  -----------       -----   -----------  -----------  -----------  -----------  -------------
Balance at December 31, 1995....      80,100          801           --           --        7,807       20,727          (770)
Net Income......................                                                                       37,659
Proceeds from public offering...      11,609          116                                193,020
Shares issued for All-Star
  acquisition...................                                11,547          115
Shares issued for acquisition of
  minority interests............       1,709           17                                 35,167
Conversion of redeemable
  warrants......................       2,555           26                                 14,974
Celebrity restricted stock
  options and awards............                                                           1,727
Employee restricted stock
  awards........................                                                                                        245
Currency translation
  adjustment....................
                                  -----------       -----   -----------  -----------  -----------  -----------  -------------
Balance at December 29, 1996....      95,973          960       11,547          115      252,695       58,386          (525)
Net Income......................                                                                        8,258
Celebrity restricted stock
  options and awards............                                   218            3        5,959                     (3,800)
Proceeds from sale of stock.....       1,087           11                                 19,555
Exercise of stock options.......         108            1                                  1,163
Employee restricted stock
  awards........................                                                                                        200
Retirement of employee
  restricted stock..............         (40)
Currency translation
  adjustment....................
                                  -----------       -----   -----------  -----------  -----------  -----------  -------------
Balance at December 28, 1997....      97,128    $     972       11,765    $     118    $ 279,372    $  66,644     ($  4,125)
                                  -----------       -----   -----------  -----------  -----------  -----------  -------------
                                  -----------       -----   -----------  -----------  -----------  -----------  -------------


                                  CUMULATIVE       TOTAL
                                  TRANSLATION  STOCKHOLDERS'
                                  ADJUSTMENT      EQUITY
                                  -----------  -------------
Balance at January 1, 1995......   $      81     $   7,459
Net Income......................                    20,727
Celebrity restricted stock
  options.......................                       140
Employee restricted stock
  awards........................                       320
Currency translation
  adjustment....................        (501)         (501)
                                  -----------  -------------
Balance at December 31, 1995....        (420)       28,145
Net Income......................                    37,659
Proceeds from public offering...                   193,136
Shares issued for All-Star
  acquisition...................                       115
Shares issued for acquisition of
  minority interests............                    35,184
Conversion of redeemable
  warrants......................                    15,000
Celebrity restricted stock
  options and awards............                     1,727
Employee restricted stock
  awards........................                       245
Currency translation
  adjustment....................         920           920
                                  -----------  -------------
Balance at December 29, 1996....         500       312,131
Net Income......................                     8,258
Celebrity restricted stock
  options and awards............                     2,162
Proceeds from sale of stock.....                    19,566
Exercise of stock options.......                     1,164
Employee restricted stock
  awards........................                       200
Retirement of employee
  restricted stock..............
Currency translation
  adjustment....................      (4,940)       (4,940)
                                  -----------  -------------
Balance at December 28, 1997....   ($  4,440)    $ 338,541
                                  -----------  -------------
                                  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                        FISCAL     FISCAL     FISCAL
                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from operations.........................................................  $  20,727  $  48,080  $   8,258
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation.....................................................................      7,727     11,620     18,173
    Amortization.....................................................................     14,455     15,676     20,652
    Impairment of long-lived assets..................................................         --         --     48,699
    Amortization of discount on senior subordinated notes, debt issue costs and line
     of credit costs.................................................................      1,563      1,167         --
    Amortization of celebrity restricted stock options and awards....................        140      1,268      2,864
    Gain on sale of subsidiary interests.............................................       (611)        --         --
    Minority interests...............................................................      3,728      1,037         --
    Equity in income of unconsolidated affiliates....................................       (848)    (4,308)    (6,900)
    Changes in assets and liabilities:
      Accounts receivable............................................................     (2,599)   (15,604)    (4,959)
      Inventories....................................................................      2,245     (7,747)   (22,008)
      Prepaid expenses and other assets..............................................     (1,188)    (1,778)    (3,604)
      Preopening costs...............................................................    (15,498)   (13,916)   (18,782)
      Deferred income taxes..........................................................    (10,706)     5,711    (10,125)
      Accounts payable and accrued expenses..........................................      8,924      3,230      4,780
      Deferred rentals...............................................................      3,441      3,827        469
      Deferred credits...............................................................      2,000        100     (1,950)
      Other, net.....................................................................       (130)       467        199
                                                                                       ---------  ---------  ---------
      Net cash provided by operating activities......................................     33,370     48,830     35,766
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment................................................    (80,291)   (81,675)  (124,526)
  Proceeds from sale of subsidiary interest..........................................        900         --         --
  Proceeds from sale of transportation equipment.....................................      6,450      7,936         --
  Purchase of restaurant from franchisee.............................................         --         --     (8,083)
  Purchase of minority interest......................................................       (250)        --         --
  Investment in affiliated entities..................................................     (2,408)      (131)   (22,721)
  Other..............................................................................         --         --     (1,115)
                                                                                       ---------  ---------  ---------
      Net cash used in investing activities..........................................    (75,599)   (73,870)  (156,445)
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in restricted cash and investments..........................................      3,064        610         --
  Proceeds from issuance of senior subordinated notes................................     60,000         --         --
  Distributions to minority interests................................................     (3,209)      (271)        --
  Proceeds from issuance of common stock.............................................         --    196,581     19,137
  Proceeds from exercise of options..................................................         --         --        891
  Proceeds from issuance of notes payable............................................      6,350      3,360     63,028
  Proceeds from notes and advances from stockholders.................................     29,583         --         --
  IPO costs and financing costs capitalized..........................................         --     (3,445)        --
  Deferred financing costs...........................................................     (3,750)      (698)    (1,020)
  Repayment of stockholder notes payable.............................................    (25,194)   (70,750)        --
  Repayment of notes payable.........................................................    (14,716)   (65,439)      (883)
                                                                                       ---------  ---------  ---------
      Net cash provided by financing activities......................................     52,128     59,948     81,153
                                                                                       ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..............................................         --         --     (1,216)
                                                                                       ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................................      9,899     34,908    (40,742)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................................      5,024     14,923     49,831
                                                                                       ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................................  $  14,923  $  49,831  $   9,089
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Planet Hollywood International, Inc. ("PHII") and its wholly and majority owned subsidiaries (collectively, the "Company"). All material intercompany transactions and accounts have been eliminated in consolidation. The Company has interests in various entities which are not majority owned or controlled. The Company uses the equity method to account for these interests.

    The Company's fiscal year is the 52 or 53 weeks ending the Sunday closest to December 31. The fiscal years ended December 31, 1995, December 29, 1996 and December 28, 1997 are herein referred to as "fiscal 1995", "fiscal 1996" and "fiscal 1997", respectively. All years presented herein are 52 week years.

DESCRIPTION OF BUSINESS

    The Company's primary business is to create and develop consumer brands. To date, the Company has promoted its brands primarily through the operation of distinctive entertainment-oriented theme restaurants and their associated merchandise sales. The Company currently operates under the PLANET HOLLYWOOD and OFFICIAL ALL STAR CAFE brands. Direct revenues in the accompanying financial statements include sales of food, beverage and merchandise.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits and certificates of deposit.

INVENTORIES

    Inventories, consisting primarily of merchandise, are valued at the lower of cost (determined by the first-in, first-out method) or market.

PREOPENING COSTS

    The Company capitalizes costs relating to opening of units and amortizes such costs over the twelve months following the opening date of the unit.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for by using the straight-line method over the following useful lives:

                                                                                            YEARS
                                                                                            -----
Furniture and equipment................................................................        5-10
Memorabilia............................................................................          20
Leasehold improvements.................................................................        5-40

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Expenditures for additions and improvements which extend the life of the assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. Depreciation of memorabilia commences when it is placed in service upon its installation at a unit location.

GOODWILL

    The excess of purchase price over the fair value of assets acquired is amortized on a straight-line basis over 20 years. Accumulated amortization of goodwill at December 29, 1996 and December 28, 1997 was $1,028 and $2,393, respectively.

DEBT ISSUANCE COSTS

    Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the term of the related debt.

MINORITY INTERESTS

    Minority interests represent third parties' equity in the earnings or losses in the entities which are majority owned by the Company.

FOOD, BEVERAGE AND MERCHANDISE REVENUES

    Food, beverage and merchandise revenues are recognized as the products are sold to customers.

FRANCHISE AND ROYALTY REVENUES

    Revenues from the sale of franchises are deferred until the Company fulfills its obligations under the franchise agreement, which is generally upon the opening of a franchise restaurant or merchandise shop. The franchise agreements provide for continuing royalty fees based on a percentage of gross receipts.

ADVERTISING AND PROMOTIONAL COSTS

    All costs associated with advertising and promoting the Company's brands are expensed in the period incurred. Advertising expense for fiscal 1995, 1996 and 1997 totaled $2,103, $2,753 and $6,309, respectively.

INCOME TAXES

    Deferred taxes are provided for the tax effects of the differences between the carrying value of assets and liabilities for tax and financial reporting purposes. These differences relate primarily to differences in depreciable lives and amortization periods for property and equipment and preopening costs, deferred rentals, the timing of franchise revenue recognition, net operating losses, certain accrued expenses and reserves. Deferred tax assets and liabilities represent the future tax consequence of those differences.

    No provision is made for United States income taxes applicable to undistributed earnings of foreign subsidiaries or affiliates that are indefinitely reinvested in the foreign operations.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of foreign operations are translated into United States dollars at the year-end rate of exchange. Revenue and expense accounts are translated at the average rate of exchange. Resulting translation adjustments are included in the caption "Cumulative currency translation adjustment" as a separate component of stockholders' equity. Gains and losses from foreign currency transactions which are included in the consolidated statements of operations were not material.

STOCK-BASED COMPENSATION

    The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions for pro forma disclosure requirements of SFAS 123.

    Options granted to celebrities and other non-employees are recorded at their estimated fair value at the date of grant and the expense is recognized over the periods benefitted, generally 5 years.

EARNINGS PER SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in the fourth quarter of 1997. As a result of this adoption, the Company has restated all periods presented in these financial statements to reflect "basic" and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus common stock equivalents related to stock options for each period.

    A reconciliation of weighted average number of common shares to weighted average number of common shares plus common stock equivalents is as follows:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Weighted average number of common shares......................     80,000    100,741    108,465
Stock options and awards......................................        399      1,849      1,340
Warrants......................................................      1,834     --         --
                                                                ---------  ---------  ---------
Weighted average number of common shares plus common stock
  equivalents.................................................     82,233    102,590    109,805
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Options to purchase 3 million shares of common stock were not included in the computation of diluted earnings per common share in fiscal 1997 because the option exercise price was greater than the average market price of the common stock.

LEASES

    The Company has various noncancelable operating and capital lease agreements, primarily unit sites. Unit leases are established using a base amount and/or a percentage of sales. Certain of these leases provide for escalating lease payments over the terms of the leases. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash, cash equivalents, receivables and accounts payable approximates the fair value because of the short maturity of these instruments. The carrying value of notes payable approximate fair value as interest rates vary with market interest rates.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in the determination of allowances for doubtful accounts, impairment of long-lived assets, depreciation and amortization, and taxes, among others. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the fiscal 1997 presentation.

2. IMPAIRMENT OF LONG LIVED ASSETS

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), was implemented by the Company in fiscal 1996. SFAS 121 states that if the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted cash flows from the operation of the asset, an impairment loss should be recognized for the difference between the asset's estimated fair value and carrying value.

    As a result of operating losses incurred in fiscal 1997 and projected to continue at certain restaurant units, the Company recorded a non-cash impairment charge of $48.7 million related to a write-down of long-lived assets relating to these non-performing domestic and foreign restaurant units. The Company considers continued and projected operating losses or significant and long-term changes in market conditions to be its primary indicators of potential impairment. An impairment was recognized as the future undiscounted cash flows for these units were estimated to be insufficient to recover the related carrying value of the long-lived assets relating to the units. As a result, the carrying values of these assets

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. IMPAIRMENT OF LONG LIVED ASSETS (CONTINUED) were written down to their estimated fair values, based on the Company's estimates of future discounted cash flows.

3. ACQUISITIONS AND DIVESTITURES

    In August 1995, the Company entered into an agreement whereby the Company purchased a 57.9% interest in All Star Cafe, Inc. ("All Star") for $567 from the Company's President, who is a stockholder of All Star, and the All Star Cafe Trust (the "Trust"), a trust established for the benefit of the President's children (collectively the "Sellers").

    The acquisition of the 57.9% interest in All Star was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $738 was recorded as goodwill.

    In February 1996, the Company entered into an agreement to acquire the remaining minority interests in All Star. Under the terms of the agreement, the Company issued 11,545,706 shares of Class B non-voting stock in exchange for all of the minority interests in All Star. Due to the high degree of common control between the Company and All Star and the lack of an exchange of monetary consideration, the acquisition was accounted for as a reorganization of entities under common control. Accordingly, the bases of All Star's assets and liabilities are carried at historical cost.

    The following unaudited pro forma information has been prepared assuming that the acquisition of All Star took place at the beginning of fiscal 1995. The unaudited pro forma financial information does not purport to be indicative of the results of operations had the transaction been effected at the beginning of fiscal 1995, nor to project results for any future period:

                                                                                    FISCAL 1995
                                                                                    -----------
Revenues..........................................................................   $ 270,606
Net income........................................................................      19,374
Basic earnings per share--net income..............................................         .21
Diluted earnings per share--net income............................................         .21

    During 1996, the Company acquired the remaining minority interests in PH London and the minority interests in the Company's subsidiaries that operate Planet Hollywood units in Maui, Washington D.C. and New York. These acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated to the assets purchased and the liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $23,090 and has been recorded as goodwill which is being amortized on a straight line basis over twenty years.

    The results of operations for All Star, PH London and the minority interests in Maui, Washington D.C. and New York after their respective acquisition dates are included in the consolidated statement of operations.

    The following unaudited pro forma information has been prepared assuming that the acquisitions of the minority interests took place at the beginning of fiscal 1995 and 1996, respectively. The unaudited pro

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3. ACQUISITIONS AND DIVESTITURES (CONTINUED) forma financial information does not purport to be indicative of the results of operations had the transaction been effected at the beginning of fiscal 1995 and 1996, nor to project results for any future period:

                                                                       FISCAL 1995  FISCAL 1996
                                                                       -----------  -----------
Revenues.............................................................   $ 270,606    $ 373,364
Income before extraordinary item.....................................      22,671       48,500
Net income...........................................................      22,671       38,079
Basic earnings per share before extraordinary item...................         .28          .48
Basic earnings per share--net income.................................         .28          .38
Diluted earnings per share before extraordinary item.................         .27          .47
Diluted earnings per share--net income...............................         .27          .37

    In January 1997, the Company acquired the net assets of a domestic franchise unit for $8,000. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated to the assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired, $5,835, was recorded as goodwill and is being amortized on a straight-line basis over twenty years.

    In December 1994, the Company purchased the PLANET HOLLYWOOD Cancun unit from a former franchisee (see Note 5) for $5,600. The purchase was funded by a $4,600 bank loan. In July 1995, the Cancun unit was sold to an affiliated company, ECE, S.A. de C.V. ("ECE") for net book value ($1,000) and the assumption of the related bank loan (see Note 9).

    During 1995, the Company sold minority interests in a limited partnership that operated one of its units. The gain on the sale is included in the caption "Gain on sale of subsidiary interests" in the accompanying financial statements.

4. PROPERTY AND EQUIPMENT

    The components of property and equipment are as follows:

                                                                   DECEMBER 29,  DECEMBER 28,
                                                                       1996          1997
                                                                   ------------  ------------
Leasehold improvements...........................................   $  181,107    $  211,030
Furniture and equipment..........................................       50,855        63,396
Memorabilia......................................................       26,244        33,274
Land.............................................................       --             5,051
Capital lease facility...........................................        3,900         3,900
Construction in progress.........................................       11,854        43,965
                                                                   ------------  ------------
                                                                       273,960       360,616
Less--accumulated depreciation...................................      (23,852)      (37,667)
                                                                   ------------  ------------
                                                                    $  250,108    $  322,949
                                                                   ------------  ------------
                                                                   ------------  ------------

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. INVESTMENT IN UNCONSOLIDATED AFFILIATES

    The Company's investments in affiliated companies which are not majority owned or controlled are accounted for using the equity method.

    In January 1995, the Company obtained a 50% equity interest in PH Asia, which operates and franchises PLANET HOLLYWOOD and OFFICIAL ALL STAR units in the Pacific Rim. The remaining interest in PH Asia is owned by an entity controlled by a company in which a director of the Company is a major stockholder.

    In July 1995, the Company acquired a 20% equity interest in ECE for $5,000. ECE operates themed restaurant/retail units in Mexico (see Notes 3 and 9). At the acquisition date, the Company's share of the underlying net assets of ECE exceeded the investment by $2,900. The excess is being amortized over 20 years. A director of the Company is also a principal stockholder of ECE. In January 1997, ECE issued 21,587,145 shares of common stock in an initial public offering in Mexico. The Company purchased 4,317,429 shares for $6,050 in order to retain its 20% equity interest in ECE.

    In September 1997, the Company entered into a venture to remodel and renovate the Hotel Pennsylvania in New York City. During 1997, the Company advanced the venture $9.6 million and estimates that total funding requirements for its 20% equity investment in the venture will be $20 million. The renovated hotel will be branded the OFFICIAL ALL STAR HOTEL, and the Company will receive royalties for the use of its OFFICIAL ALL STAR HOTEL trademark.

    In December 1997, the Company entered into a venture to construct a 50-story, 560-room movie-themed hotel in New York City. During 1997, the Company contributed $5.0 million to the venture and estimates that its total funding requirements for its 20% equity investment in the venture will be $7.0 million. In addition to participation in the hotel's profits through its equity interest in the venture, the Company will receive a license fee for the use of the Planet Hollywood name and logo. A PLANET HOLLYWOOD restaurant will be constructed in the lobby of the hotel. The Company has entered into a $35 million LIBOR-based leveraged lease for this facility. The lease has a base term of three years and can be extended up to 21 years.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. INVESTMENT IN UNCONSOLIDATED AFFILIATES (CONTINUED)
    Condensed financial information for affiliated companies accounted for by the equity method is as follows:

                                                                     1996                              1997
BALANCE SHEET DATA:                                      PH ASIA     OTHER      TOTAL     PH ASIA     OTHER       TOTAL
------------------------------------------------------  ---------  ---------  ---------  ---------  ----------  ----------
Current assets........................................  $  15,537  $  13,884  $  29,421  $  17,370  $  206,142  $  223,512
Non-current assets....................................     24,363     32,427     56,790     24,578      89,767     114,345
                                                        ---------  ---------  ---------  ---------  ----------  ----------
Total assets..........................................  $  39,900  $  46,311  $  86,211  $  41,948  $  295,909  $  337,857
                                                        ---------  ---------  ---------  ---------  ----------  ----------
                                                        ---------  ---------  ---------  ---------  ----------  ----------

Current liabilities...................................  $   7,081  $  27,968  $  35,049  $   9,255  $   13,300  $   22,555
Other liabilities.....................................     31,349        319     31,668     25,219     139,804     165,023
Stockholders' equity..................................      1,470     18,024     19,494      7,474     142,805     150,279
                                                        ---------  ---------  ---------  ---------  ----------  ----------
Total liabilities and stockholders' equity............  $  39,900  $  46,311  $  86,211  $  41,948  $  295,909  $  337,857
                                                        ---------  ---------  ---------  ---------  ----------  ----------
                                                        ---------  ---------  ---------  ---------  ----------  ----------

                                          1995                             1996                              1997
                             -------------------------------  -------------------------------  --------------------------------
                                PH                               PH                               PH
OPERATING DATA:                ASIA       OTHER      TOTAL      ASIA       OTHER      TOTAL      ASIA       OTHER      TOTAL
---------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
Revenues...................  $  14,771  $  17,330  $  32,101  $  27,993  $  55,126  $  83,119  $  43,332  $  72,606  $  115,938
Operating income...........        414      8,537      8,951      3,073     19,194     22,267      7,073     25,893      32,966
Net income.................        550      2,181      2,731      2,530      6,818      9,348      6,196     15,296      21,492
Company's interest in net
  income...................        100        748        848      1,200      3,108      4,308      3,250      3,650       6,900

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6. ACCRUED EXPENSES

    Accrued expenses are summarized as follows:

                                                                                       DECEMBER 29,  DECEMBER 28,
                                                                                           1996          1997
                                                                                       ------------  ------------
Accrued taxes........................................................................   $    4,658    $    1,820
Accrued rent.........................................................................          878         3,318
Accrued payroll and related benefits.................................................        3,304         3,776
Other................................................................................        2,068         6,301
                                                                                       ------------  ------------
                                                                                        $   10,908    $   15,215
                                                                                       ------------  ------------
                                                                                       ------------  ------------

7. NOTES PAYABLE

    Notes payable are summarized as follows:

                                                                                       DECEMBER 29,   DECEMBER 28,
                                                                                           1996           1997
                                                                                       -------------  ------------
Revolving line of credit.............................................................    $      --     $   42,000
Term loan............................................................................           --         20,000
Capital lease payable................................................................        3,897          3,872
Other notes payable..................................................................        4,378          5,883
                                                                                            ------    ------------
                                                                                             8,275         71,755
Less current portion.................................................................         (746)        (1,264)
                                                                                            ------    ------------
                                                                                         $   7,529     $   70,491
                                                                                            ------    ------------
                                                                                            ------    ------------

    In August 1995, the Company issued $60,000 10% Senior Subordinated Notes (the "1995 Notes") due in 2000 with warrants to purchase Class A common stock (see Note 8). In connection with the 1996 initial public offering of stock, the Company repaid the 1995 Notes from a portion of the offering's proceeds. The Company incurred a one-time extraordinary charge of $10.4 million, net of $5.9 million in taxes, as a result of the early extinguishment of the 1995 Notes.

    In September 1997, the Company replaced its existing $50 million credit facility with a multi-currency, long-term credit facility with a consortium of financial institutions. This facility consists of a $100 million revolving credit facility and a $20 million term loan facility. The credit agreement carries a commitment fee of .25% on the unused amount of the revolving credit portion. Interest rates are variable, with either prime or LIBOR indexes. At December 28, 1997, the Company's weighted average rate on outstanding borrowings under the facility was 6.96%. The revolving credit facility matures in September 2000, while the term loan facility matures in 1999. During 1997, the Company drew $42 million under the revolving credit facility. The credit facility also provides for the Company to have up to $10 million in letters of credit. At December 28, 1997, the Company had outstanding letters of credit totaling $5.8 million.

    Under the terms of the credit facility, the Company is required to meet certain minimum quarterly net worth, interest coverage and various other financial ratios. At December 28, 1997, the Company was in violation of one of the financial covenants. In March 1998, the lenders modified the covenant and the Company was in compliance with the revised covenants at December 28, 1997.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7. NOTES PAYABLE (CONTINUED)
    In fiscal 1996, notes due to stockholders totaling $70,750 were repaid from the proceeds of the initial public offering of stock.

    During fiscal 1995, the principal stockholders or their affiliates advanced or guaranteed various loans and credit facilities to the Company totaling $21,600. These borrowings were repaid with proceeds of the 1995 Notes. During fiscal 1995 and 1996, approximately $7,705 and $2,202, respectively, was charged to interest expense under these loans.

    During fiscal 1995, 1996 and 1997, approximately $12,661, $6,093 and $2,555, respectively, was charged to interest expense and approximately $834, $1,098 and $2,555 in fiscal 1995, 1996 and 1997, respectively, of interest was capitalized.

    Aggregate principal amounts maturing in each of the five fiscal years subsequent to fiscal 1997 and thereafter are summarized as follows:

FISCAL
-----------------------------------------------------------------------------------
1998...............................................................................  $   1,264
1999...............................................................................     20,486
2000...............................................................................     42,490
2001...............................................................................        530
2002...............................................................................        575
Thereafter.........................................................................      6,410
                                                                                     ---------
                                                                                     $  71,755
                                                                                     ---------
                                                                                     ---------

8. STOCKHOLDERS' EQUITY AND REDEEMABLE WARRANTS

STOCKHOLDERS' EQUITY

    On January 1, 1995, the Company issued 1,333,333 shares of Class A common stock to certain employees, including 466,666 shares issued under a participation agreement with an employee dated January 1, 1994. The shares are restricted and cannot be transferred or sold unless the Company waives its right of first refusal to purchase any shares. The shares are subject to forfeiture by the employee in the event the employee is no longer employed by the Company. The forfeiture restriction lapses generally over a five year period. The shares were valued at their estimated market value totaling $1,100. Compensation expense is recognized over the vesting period. Deferred compensation expense has been reflected as a reduction of stockholders' equity.

    In April 1996, the Company completed an initial public offering of 12,406,452 shares of common stock at an offering price of $18.00 per share, including 1,618,233 shares from the exercise of the Underwriters' over allotment option. The Company received net proceeds of approximately $193.1 million.

    In April 1997, the Company issued 1,087,000 shares of Class A Common Stock to an investor in conjunction with the consummation of a franchise agreement with the investor. Approximately $19.6 million was received for the shares issued (Note 9).

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. STOCKHOLDERS' EQUITY AND REDEEMABLE WARRANTS (CONTINUED)
    In January 1997, the Company issued 218,438 shares of restricted Class B Common Stock to certain celebrities. The restrictions lapse over a period of years, generally three to four years. The shares were valued at their estimated market value totaling $4.0 million. Compensation expense is recognized ratably over the period benefitted. Deferred compensation expense has been reflected as a reduction of stockholders' equity.

REDEEMABLE WARRANTS

    In connection with the issuance of the 1995 Notes (see Note 7), the Company issued warrants to purchase up to 5,112,765 shares of common stock at an exercise price of $0.01 per share. The proceeds of the offering were allocated between the 1995 Notes and warrants based upon their fair values at the date of issuance. The number of shares which may be purchased upon exercise of the warrants were subject to increase or decrease by up to 50% based upon the total rate of return to the holders upon repayment of the 1995 Notes, including the fair value of the warrants at the date they become exercisable or are deemed exercised. The warrants became exercisable upon the repayment of the 1995 Notes. The number of warrants which may be exercised were reduced by 50% to 2,556,383 based upon the total rate of return to the holders at the date of repayment of the 1995 Notes. In connection with the initial public offering of stock in fiscal 1996, warrants to purchase 788,219 shares were exercised. In 1996, the Company registered the shares issued upon the exercise of the remaining warrants.

STOCK OPTIONS

    During 1995, the Board of Directors adopted the 1995 Stock Option Award and Incentive Plan ("1995 Stock Plan"). The 1995 Stock Plan calls for up to 4,000,000 shares of Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. In October 1996, the 1995 Stock Plan was amended to provide for 5,000,000 shares of Class A common stock to be available. In May 1997, the 1995 Stock Plan was amended to provide for 6,000,000 shares of Class A common stock to be available. Under the 1995 Stock Plan, options and/or stock appreciation rights may be granted to officers and employees of the Company, and certain of the Company's independent contractors, to purchase Class A common stock. During fiscal 1995, 1996 and 1997, options to purchase 1,130,733, 3,051,161 and 839,800 shares, respectively, of Class A common stock were granted under the 1995 Stock Plan at the estimated fair market value at the date of grant. These options vest and are exercisable over a period of four years and expire five years from the date of grant.

    During 1995, the Board of Directors adopted the 1995 Celebrity Stock Option Award and Incentive Plan ("1995 Celebrity Plan"). The 1995 Celebrity Plan calls for up to 4,000,000 shares of the Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. In October 1996, the 1995 Celebrity Plan was amended to provide for 6,000,000 shares of Class A Common Stock to be available. During fiscal 1995, 1996, and 1997, options to purchase 2,250,000, 1,895,000, and 180,000 shares, respectively, of Class A common stock were granted under the 1995 Celebrity Plan at the estimated fair market value at the date of grant. These options vest and are exercisable over a period of four years and expire five years from the date of grant. During fiscal 1995, 1996, and 1997, approximately $140, $1,268, and $2,081, respectively, was charged to expense relating to the grants.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. STOCKHOLDERS' EQUITY AND REDEEMABLE WARRANTS (CONTINUED)

                                                                   STOCK PLAN               CELEBRITY PLAN
                                                            -------------------------  -------------------------
                                                              NUMBER    WEIGHTED AVG.    NUMBER    WEIGHTED AVG.
                                                            OF SHARES   OPTION PRICE   OF SHARES   OPTION PRICE
                                                            ----------  -------------  ----------  -------------
Granted during 1995 and outstanding at
  December 31, 1995,......................................   1,130,733   $      7.88    2,250,000   $      7.88
Exercisable at December 31, 1995,.........................      --                         --
Available for grant at December 31, 1995..................   2,869,267                  1,750,000
Granted during 1996.......................................   3,051,161         18.70    1,895,000         17.65
Canceled..................................................    (440,579)        11.08      (50,000)         7.88
Outstanding at December 29, 1996,.........................   3,741,315         16.34    4,095,000         12.40
Exercisable at December 29, 1996,.........................      --                         --
Available for grant at December 29, 1996..................   1,258,685                  1,905,000
Granted during 1997.......................................     839,800         18.11      180,000         16.28
Canceled..................................................    (649,343)        17.00     (796,334)        17.64
Exercised.................................................     (77,297)         8.40      (30,666)         7.88
Outstanding at December 28, 1997,.........................   3,854,475         16.76    3,448,000         10.55
Exercisable at December 28, 1997,.........................     237,801                  1,082,655
Available for grant at December 28, 1997..................   2,068,228                  2,552,000

    The following tables summarize the stock options outstanding at December 28, 1997:

   EMPLOYEES:                                           WEIGHTED
    RANGE OF           NUMBER        WEIGHTED-AVERAGE    AVERAGE
    EXERCISE       OUTSTANDING AT       REMAINING       EXERCISE
     PRICES       DECEMBER 28, 1997  CONTRACTUAL LIFE     PRICE
----------------  -----------------  ----------------  -----------
 $         7.88          662,289           3 Years      $    7.88
   14.00--18.63          873,086           4 Years          17.03
          19.00        2,095,100           4 Years          19.00
   20.00--21.63          224,000           4 Years          21.05

  CELEBRITIES:                                          WEIGHTED
    RANGE OF           NUMBER        WEIGHTED-AVERAGE    AVERAGE
    EXERCISE       OUTSTANDING AT       REMAINING       EXERCISE
     PRICES       DECEMBER 28, 1997  CONTRACTUAL LIFE     PRICE
----------------  -----------------  ----------------  -----------
 $         7.88        2,169,334           3 Years      $    7.88
   14.00--15.00        1,138,666           3 Years          14.42
   19.00--24.00          140,000           4 Years          20.50

    The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for the 1995 Stock Plan. Had compensation cost for the 1995 Stock Plan been determined based on the fair value at the date of grant for awards in 1995 and 1996 consistent with the

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. STOCKHOLDERS' EQUITY AND REDEEMABLE WARRANTS (CONTINUED) provisions of SFAS 123, the Company's net income and earnings per share would approximate the following pro forma amounts:

                                                                                     FISCAL     FISCAL     FISCAL
                                                                                      1995       1996       1997
                                                                                    ---------  ---------  ---------
Net income--as reported...........................................................  $  20,727  $  37,659  $   8,258
Net income--pro forma.............................................................     20,723     36,987      4,852
Basic earnings per share--as reported.............................................        .26        .37        .08
Basic earnings per share--pro forma...............................................        .26        .37        .04
Diluted earnings per share--as reported...........................................        .25        .37        .08
Diluted earnings per share--pro forma.............................................        .25        .36        .04

    The fair value of each option is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions for grants in 1995, 1996 and 1997: no dividend yield for all three years; expected volatility of 33% in 1995 and 1996, 40% in 1997; risk free rates of 5.95% in 1995 and 1996, 5.70% in 1997; and expected lives of 4 years for all periods presented. The weighted-average fair value of options granted during each year was $1.63, $6.83, and $6.32 for fiscal 1995, 1996 and 1997, respectively.

9. FRANCHISE REVENUES

    The Company has an agreement with PH Asia, whereby PH Asia was granted the right to license the PLANET HOLLYWOOD name and rights within a number of countries, primarily in the Pacific Rim. In 1996, PH Asia opened or franchised four units, and the Company received the initial franchise fee revenue for three of the units. In 1997, PH Asia opened or franchised eight units, and the Company received the initial franchise fee revenue for five of the units.

    During 1995, the Company entered into a franchise agreement with ECE, an affiliated company (see Note 5), which allows ECE to develop and operate up to five PLANET HOLLYWOOD units and up to ten OFFICIAL ALL STAR CAFE units in Mexico. Upon Company approval, ECE may open an additional five Planet Hollywood units. In 1996, ECE opened 5 units. No units were opened in 1997. ECE pays continuing royalty fees as defined in the agreement.

    In December 1995, the Company terminated the site franchise agreement of an existing franchisee and purchased the franchise rights to four undeveloped locations. The Company assumed certain liabilities and lease obligations relating to the four undeveloped locations. In consideration for the franchise rights, the Company will pay the seller an amount equal to a multiple of each unit's first year profits less the costs to develop and open the site, as defined. The franchisee forfeited the nonrefundable initial franchise fees of $2,000 each for four sites. Unearned franchise fees are included in deferred credits and any consideration paid for the sites will be offset against each site's related unearned franchise fee. In fiscal 1997, the Company recognized the deferred credit for two of the sites.

    In March 1997, the Company entered into a franchise agreement which provides for the development of up to 34 Planet Hollywood restaurant-merchandise units in 23 countries throughout the Middle East and Europe. The franchise agreement provided for and the investor made a payment to the Company of $8.0 million for six sites. Additional franchise fees may be payable to the Company under the terms of the

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. FRANCHISE REVENUES (CONTINUED)
franchise agreement for the additional sites. In connection with the agreement, the investor purchased 1% of the Company's total common stock outstanding directly from the Company for approximately $19.6 million.

    The number of franchised units opened in fiscal 1995, 1996 and 1997 were 6, 21 and 34, respectively.

10. INCOME TAXES

    The sources of income before income taxes are presented as follows:

                                                                                    FISCAL     FISCAL     FISCAL
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
United States....................................................................  $  18,977  $  47,370  $  15,529
Foreign..........................................................................      2,625     28,346     (2,317)
                                                                                   ---------  ---------  ---------
Income before taxes..............................................................  $  21,602  $  75,716  $  13,212
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The income tax provision (benefit) consists of the following:

                                                                                      FISCAL     FISCAL     FISCAL
                                                                                       1995       1996       1997
                                                                                     ---------  ---------  ---------
Current:
  Federal..........................................................................  $   5,949  $  12,616  $   9,927
  State and local..................................................................      1,857      1,472      1,777
  Foreign..........................................................................      1,592      3,168      3,375
                                                                                     ---------  ---------  ---------
                                                                                         9,398     17,256     15,079
                                                                                     ---------  ---------  ---------
Deferred:
  Federal..........................................................................     (7,586)     2,941     (7,499)
  State and local..................................................................       (937)     1,448       (337)
  Foreign..........................................................................     --         --         (2,289)
                                                                                     ---------  ---------  ---------
                                                                                        (8,523)     4,389    (10,125)
                                                                                     ---------  ---------  ---------
                                                                                     $     875  $  21,645  $   4,954
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    In 1997, the Company recognized $783 of benefits for deductions from the exercise of employee stock options and the vesting of certain celebrity restricted stock awards. The benefits were recorded directly to capital in excess of par value and are not reflected in the provision for income taxes.

    Income tax expense included in the financial statements is as follows:

                                                                                         FISCAL      FISCAL     FISCAL
                                                                                          1995        1996       1997
                                                                                       -----------  ---------  ---------
Continuing operations................................................................   $     875   $  27,636  $   4,954
Extraordinary item...................................................................      --          (5,991)    --
                                                                                            -----   ---------  ---------
                                                                                        $     875   $  21,645  $   4,954
                                                                                            -----   ---------  ---------
                                                                                            -----   ---------  ---------

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10. INCOME TAXES (CONTINUED)
    Deferred income taxes were recorded to reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes for December 31, 1995, December 29, 1996 and December 28, 1997.

    Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                                       DECEMBER 29,  DECEMBER 28,
                                                                                           1996          1997
                                                                                       ------------  ------------
Deferred tax assets:
Preopening costs.....................................................................   $    6,483    $    4,712
Deferred credits.....................................................................        6,584         6,104
Accrued expenses & reserves..........................................................          588         5,177
Deferred rental expense..............................................................        3,977         4,157
Net operating loss carryforwards.....................................................        1,034         4,884
Tax credit carryforwards.............................................................          269         1,047
Other................................................................................          410           809
                                                                                       ------------  ------------
                                                                                            19,345        26,890
Valuation allowance..................................................................       --            (1,925)
                                                                                       ------------  ------------
                                                                                            19,345        24,965
                                                                                       ------------  ------------
Deferred tax liabilities:
Depreciation and amortization........................................................      (12,893)       (8,473)
Deferred compensation................................................................         (104)       --
Other................................................................................          (31)          (50)
                                                                                       ------------  ------------
                                                                                           (13,028)       (8,523)
                                                                                       ------------  ------------
Net deferred tax asset...............................................................   $    6,317    $   16,442
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    The valuation allowance for the deferred tax asset as of January 1, 1995 was $8,478. The allowance was decreased in fiscal 1995 due to the taxable income generated by the Company in fiscal 1995 and the expectation of sufficient taxable income in the future to utilize the deductible temporary differences and carryforwards. A valuation allowance of $1,925 was established during fiscal 1997 for the deferred tax assets relating to foreign operations. SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10. INCOME TAXES (CONTINUED)
    Reconciliation of the federal statutory tax rate and the effective tax rate is as follows:

                                                                                             FISCAL      FISCAL       FISCAL
                                                                                              1995        1996         1997
                                                                                            ---------  -----------  -----------
Federal statutory tax rate................................................................       35.0%       35.0%        35.0%
Nondeductible expenses....................................................................        2.2         0.6          1.9
Tax benefit of foreign operations.........................................................       (1.3)       (1.8)        (1.5)
State and local income taxes, net of federal tax benefit..................................        5.7         3.2          7.1
Utilization of tax loss carry forward.....................................................       (1.4)         --           --
Valuation allowance.......................................................................      (35.4)         --           --
Tax credits...............................................................................       (2.4)       (1.2)        (6.5)
Other.....................................................................................        1.7         0.7          1.5
                                                                                            ---------         ---          ---
Effective tax rate........................................................................        4.1%       36.5%        37.5%
                                                                                            ---------         ---          ---
                                                                                            ---------         ---          ---

    The amount of domestic net operating loss carryforwards generated by certain subsidiaries prior to their acquisition was $4,288 with expiration dates through the fiscal year 2011. The use of pre-acquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code. The Company does not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration.

    The amount of foreign net operating loss carryforwards at December 28, 1997 was $8,220, of which $5,674 has no expiration date and $2,546 expires between 2002 and 2007.

    Provision has not been made for United States or foreign taxes on the undistributed earnings of foreign affiliates, as those earnings are considered to be permanently invested. It is not practicable to estimate the amount of the tax on such earnings. Such earnings would become taxable upon the sale or liquidation of the investment in these foreign affiliates or upon the remittance of dividends. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's United States tax liability.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11. COMMITMENTS AND CONTINGENCIES

LEASES

    Future minimum lease payments under the terms of operating and capital lease agreements at December 28, 1997 are as follows:

                                                                                              OPERATING    CAPITAL
                                                                                              ----------  ---------
1998........................................................................................  $   36,915  $     400
1999........................................................................................      37,636        400
2000........................................................................................      38,003        400
2001........................................................................................      38,190        400
2002........................................................................................      38,144        400
Thereafter..................................................................................     654,512      9,400
                                                                                              ----------  ---------
    Total...................................................................................  $  843,400     11,400
                                                                                              ----------
                                                                                              ----------
Less: amount representing interest..........................................................                 (7,523)
                                                                                                          ---------
Present value of net minimum lease payments.................................................              $   3,877
                                                                                                          ---------
                                                                                                          ---------

    Rent expense approximated $23,900, $34,540 and $44,607 for fiscal 1995, 1996 and 1997, respectively. Included in fiscal 1995, 1996 and 1997 rent expense is approximately $7,300, $8,600 and $8,620, respectively, of contingent rental payments.

OTHER

    In connection with the construction and development of future restaurants and corporate headquarters, the Company has entered into various construction contracts. As of December 28, 1997, these outstanding contract commitments totaled approximately $20,473.

    In July 1997, the Company entered into a venture with AMC Entertainment, Inc. ("AMC") to develop, own and operate "Planet Movies By AMC", an integrated moviegoing, dining and retail concept worldwide. The Company anticipates funding $30 million to the joint venture in fiscal 1998 for the purpose of developing and operating "Planet Movies By AMC" complexes throughout the world.

    In fiscal 1997, the Company and Aladdin Gaming, LLC announced their intent to form a venture to develop, own and operate a 1,000 room hotel and 50,000 square foot casino in Las Vegas, Nevada. Each partner will be required to contribute initial equity of approximately $41 million. The Company will initially contribute cash for its ownership interest and receive ongoing licensing and marketing fees.

LITIGATION

    The Company is a defendant in certain lawsuits for which counsel has been retained. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect upon the financial condition, results of operations, or cash flows of the Company.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12. RELATED PARTY TRANSACTIONS

    In December 1994, the Company transferred ownership of an aircraft to a company owned by two of the Company's stockholders. The transportation equipment was leased to the Company on a month-to-month basis, and the debt assumed by the stockholders was guaranteed by the Company. The results of operations for this company are included in the Company's consolidated results until June 1995, when the Company repurchased the aircraft at its book value. No gain or loss was recognized on the transactions.

    Through fiscal 1995, certain of the Company's officers and employees were employed by a service company owned by the Company's president and stockholder. The service company's expenses were allocated to the Company and other entities based upon the employees' time spent on each entity. During fiscal 1995, the Company was allocated $890. During fiscal 1996 and fiscal 1997, the Company paid officers' and employees' salaries directly.

    A company that is controlled by a director and stockholder of the Company bought the franchise rights to develop one PLANET HOLLYWOOD unit in 1995 and two units in 1997 for $5,250. The franchise fees were recognized by the Company in 1997.

    In fiscal 1997, the Company paid approximately $1 million in investment banking fees for services rendered by a firm in which a director of the Company is also a member of that firm's board of directors.

13. OTHER FINANCIAL DATA

GEOGRAPHIC SEGMENT DATA

    Condensed financial information, summarized by geographic area, is as follows:

                                                                    UNITED                  OTHER
                                                                    STATES      EUROPE    AREAS(1)   CORPORATE(2)     TOTAL
                                                                  ----------  ----------  ---------  -------------  ----------
Revenues                                                    1997  $  355,641  $  103,083  $  16,401    $  --        $  475,125
                                                            1996     305,221      67,824        319       --           373,364
                                                            1995     228,833      36,150      5,623       --           270,606

Operating income (loss)                                     1997      11,273      (6,834)       546        6,900        11,885
                                                            1996      71,282       3,972         65        4,308        79,627
                                                            1995      27,828       5,284      1,988          848        35,948

Identifiable assets                                         1997     362,363      85,411     10,392       47,393       505,559
                                                            1996     297,470      41,241      2,704       59,845       401,260
                                                            1995     185,058      34,020     --           21,107       240,185

------------------------

(1) Includes Mexico and Canada

(2) Corporate assets include cash and cash equivalents and investment in unconsolidated affiliates. Corporate operating income includes equity in earnings in unconsolidated affiliates.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. OTHER FINANCIAL DATA (CONTINUED)
DIRECT REVENUES AND COST OF SALES

    Direct revenues and cost of sales are summarized as follows:

                                                                                 FISCAL      FISCAL      FISCAL
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Direct revenues:
  Food and beverage..........................................................  $  160,997  $  222,481  $  273,345
  Merchandise................................................................     104,051     124,955     173,965
                                                                               ----------  ----------  ----------
                                                                               $  265,048  $  347,436  $  447,310
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Cost of sales:
  Food and beverage..........................................................  $   38,537  $   50,190  $   61,930
  Merchandise................................................................      37,925      43,236      62,878
                                                                               ----------  ----------  ----------
                                                                               $   76,462  $   93,426  $  124,808
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

14. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                        FISCAL     FISCAL     FISCAL
                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
  Issuance of common stock for the purchase of minority interests                      $      --  $  35,185  $      --
  Additions to property and equipment, construction in process and other assets
    included in accounts payable and accrued expenses                                      3,821     12,538      9,459
  Capital lease                                                                               --      3,900         --
  Sale of franchise in exchange for equity interest in unconsolidated affiliate              661         --         --
  Transfer of deposit to minority interest contributions                                     500         --         --
  Purchase of franchise for assumption of franchisee liabilities                              --      3,181         --
  Receivable exchanged for stock in an affiliate.....................................         --         --        770
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest, net of amount capitalized                                        7,605     10,132         --
  Cash paid for income taxes.........................................................      7,518     13,398     14,848

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15. QUARTERLY DATA (UNAUDITED)

    Summarized quarterly data for 1996 and 1997 are as follows:

                                                                      FISCAL 1996--QUARTERS ENDED
                                                       ----------------------------------------------------------
                                                        MAR. 31     JUNE 30     SEP. 29     DEC. 29      TOTAL
                                                       ----------  ----------  ----------  ----------  ----------
Revenues.............................................  $   77,025  $   85,366  $  111,840  $   99,133  $  373,364
Income from operations...............................       9,323      17,422      28,213      20,361      75,319
Income before provision for income taxes.............       5,276      17,546      30,598      22,296      75,716
Income before extraordinary item.....................       3,350      11,142      19,430      14,158      48,080
Net income...........................................       3,350         721      19,430      14,158      37,659
Basic EPS--income before extraordinary item..........  $     0.04  $     0.11  $     0.18  $     0.13  $     0.47
Diluted EPS--income before extraordinary item........  $     0.04  $     0.11  $     0.18  $     0.13  $     0.47
Basic EPS--net income................................  $     0.04  $     0.01  $     0.18  $     0.13  $     0.37
Diluted EPS--net income..............................  $     0.04  $     0.01  $     0.18  $     0.13  $     0.37

                                                                      FISCAL 1997--QUARTERS ENDED
                                                       ----------------------------------------------------------
                                                        MAR. 30     JUNE 29     SEP. 28     DEC. 28      TOTAL
                                                       ----------  ----------  ----------  ----------  ----------
Revenues.............................................  $  101,647  $  121,892  $  149,598  $  101,988  $  475,125
Income from operations...............................      13,296      23,150      39,111     (70,572)      4,985
Income before provision for income taxes.............      16,858      26,059      40,167     (69,872)     13,212
Net income...........................................      10,536      16,287      25,245     (43,810)      8,258
Basic EPS--net income................................  $     0.10  $     0.15  $     0.23  ($    0.40) $     0.08
Diluted EPS--net income..............................  $     0.10  $     0.15  $     0.23  ($    0.40) $     0.08

    In the fourth quarter of fiscal 1997, the Company recorded a pre-tax charge of $71.2 million ($44.5 million after tax). The charge was primarily related to the writedown of impaired assets ($48.7 million); the writeoff of accounts receivable due to the Company's change in business strategy and the financial uncertainties of certain franchisees ($13.5 million); and other costs associated with the Company's change in business strategy ($9.0 million).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY NOTES IN ANY JURISDICTION, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Summary.........................................          1
Risk Factors....................................         13
Use of Proceeds.................................         20
Capitalization..................................         20
Selected Historical and Pro Forma Operating
 Data...........................................         21
The Exchange Offer..............................         24
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.....................................         31
Business........................................         39
Management......................................         55
Description of the Notes........................         60
Description of Credit Agreement.................         88
Certain U.S. Federal Income Tax Consequences....         89
Plan of Distribution............................         89
Legal Matters...................................         90
Experts.........................................         90
Index to Financial Statements...................         F1

                                  $250,000,000

                                     [LOGO]

                            12% SENIOR SUBORDINATED
                                 NOTES DUE 2005

                          ----------------------------
                                   PROSPECTUS
                          ----------------------------

                                  MAY   , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), the Second Amended and Restated By-laws of the Company (the "By-laws") provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct unlawful.

    Pursuant to Section 145 of the DGCL, the By-laws further provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that a court of competent jurisdiction (the "Court") in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court shall deem proper.

    Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS [AND FINANCIAL STATEMENT SCHEDULES].

 EXHIBIT                                                                                              INCORPORATION
   NO.                                           DESCRIPTION                                          BY REFERENCE
---------  ----------------------------------------------------------------------------------------  ---------------
   3.1     Restated Certificate of Incorporation of the Registrant.................................             *
   3.2     Second Amended and Restated By-laws of the Registrant...................................           ***
   4.1     Form of Warrant.........................................................................             *
   4.2     Revolving Credit Agreement, dated as of January 29, 1996, among the Registrant and
           SunTrust Bank...........................................................................             *
   4.3     Credit Agreement, dated as of September 18, 1997, among the Registrant, Suntrust Bank
           and certain other banks.................................................................            **
   4.4     First Amendment to the Credit Agreement, dated as of October 1, 1997, among the
           Registrant, Suntrust Bank and certain other banks.......................................            **
   4.5     Amended and Restated Credit Agreement, dated as of March 25, 1998, among the Registrant,
           Suntrust Bank and certain other banks...................................................           ***
   4.6     Indenture dated as of March 25, 1998, between the Company and United States Trust
           Company of New York, as Trustee, relating to the Company's 12% Senior Subordinated Notes
           due 2005................................................................................           ***
   4.7     Initial Global Notes, dated March 25, 1998..............................................           ***
   5.      Opinion of Cravath, Swaine & Moore......................................................           ***
  10.1     Form of Master Franchise Agreement......................................................             *
  10.2     Form of Memorabilia Lease...............................................................             *
  10.3     Form of License Agreement...............................................................             *
  10.6     License Agreement dated as of December 4, 1992, by and between the Registrant and Planet
           Hollywood (Asia) Pte. Ltd...............................................................             *
  10.7     First Amendment to the License Agreement, dated as of July 1, 1995, by and between the
           Registrant and Planet Hollywood (Asia) Pte. Ltd.........................................             *
  10.7A    Second Amendment to the License Agreement, dated as of October 1, 1995, by and between
           the Registrant and Planet Hollywood (Asia) Pte. Ltd.....................................            **
  10.7B    Third Amendment to the License Agreement, dated as of November 6, 1997, by and between
           the Registrant and Planet Hollywood (Asia) Pte. Ltd.....................................            **
  10.8     Form of Master Franchise Agreement for All Star Cafe, Inc...............................             *
  10.10    Joint Venture Agreement, dated December 9, 1994, between Marvel Restaurant Venture Corp.
           and EBCO Management, Inc................................................................             *
  10.11    License Agreement, dated March 19, 1996, between Marvel Entertainment Group, Inc. and M
           Restaurant Venture......................................................................             *
  10.12    1995 Celebrity Stock Award and Incentive Plan...........................................             *
  10.13    1995 Stock Award and Incentive Plan.....................................................             *
  10.14    Form of Stock Option Award Agreement for options granted under the 1995 Celebrity Stock
           Award and Incentive Plan................................................................             *
  10.15    Form of Stock Option Award Agreement for options granted under the 1995 Stock Award and
           Incentive Plan..........................................................................             *
  10.16    Employment Agreement, dated August 8, 1995, between the Registrant and Robert Earl......             *
  10.17    Employment Agreement, dated January 1, 1993, between the Registrant and Keith Barish....             *
  10.19    Limited Partnership Agreement of Planet Movies Company, L.P., dated October 17, 1997....            **
  10.20    Master Agreement, dated as of December 2, 1997, relating to the Planet Hollywood Hotel joint venture between Planet Hospitality Holdings, Inc., Times Square Partners LLC and
           others..................................................................................            **

 EXHIBIT                                                                                              INCORPORATION
   NO.                                           DESCRIPTION                                          BY REFERENCE
---------  ----------------------------------------------------------------------------------------  ---------------
  10.21    Registration Rights Agreement, dated March 20, 1998, among the Company and Bear, Stearns
           & Co. Inc., Salomon Brothers Inc, NationsBanc Montgomery Securities LLC, Cowen &
           Company, SunTrust Equitable Securities Corporation and Scotia Capital Markets...........           ***
  21.1     Subsidiaries............................................................................            **
  23.1     Consent of Price Waterhouse LLP.........................................................           ***
  23.2     Consent of Cravath, Swaine & Moore (included in Exhibit 5)..............................           ***
  24.1     Powers of Attorney......................................................................           ***
  25.      Statement of Eligibility and Qualification on Form T-1 of The United States Trust
           Company of New York under the Indenture dated March 25, 1998............................           ***
  27.1     Financial Data Schedule.................................................................            **
  99.1     Form of Letter of Transmittal...........................................................           ***
  99.2     Form of Notice of Guaranteed Delivery...................................................           ***
  99.3     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees................................................................................           ***
  99.4     Form of Letter to Clients...............................................................           ***
  99.5     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9................................................................................           ***
  99.6     Ruling Request to Nevada State Gaming Control Board.....................................           ***
  99.7     Ruling from Nevada Board Chairman.......................................................          ****

------------------------

* Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registration Statement on Form S-1 previously filed by the Registrant (Registration no. 333-01490)

** Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Annual Report on Form 10-K for the year ended December 28, 1997, as amended, previously filed by the Registrant

*** Filed herewith

****To be filed by amendment.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in Securities Act and is, heretofore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This undertaking also includes documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the application form.

    The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on this 1st day of May, 1998.

                                          PLANET HOLLYWOOD INTERNATIONAL, INC.
                                          Registrant

By:        /s/ THOMAS AVALLONE
           -----------------------------------------
                        Thomas Avallone
               DIRECTOR, EXECUTIVE VICE PRESIDENT
                  AND CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Chairman of the Board of
------------------------------    Directors                      May 1, 1998
         Keith Barish

                                Director, President and
              *                   Chief Executive Officer
------------------------------    (Principal Executive           May 1, 1998
         Robert Earl              Officer)

                                Director, Executive Vice
     /s/ THOMAS AVALLONE          President and Chief
------------------------------    Financial Officer              May 1, 1998
       Thomas Avallone            (Principal Financial and
                                  Accounting Officer)

              *                 Director
------------------------------                                   May 1, 1998
       Claudio Gonzalez

                                Director
------------------------------                                     , 1998
        Robert Krasnow

                                Director
------------------------------                                     , 1998
        Mark McCormack

              *                 Director
------------------------------                                   May 1, 1998
        Ong Beng Seng

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
              *                 Director
------------------------------                                   May 1, 1998
        Isadore Sharp

              *                 Director
------------------------------                                   May 1, 1998
       Michael Tarnopol

------------------------

* The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment thereto on behalf of the above indicated directors and officers of Planet Hollywood International, Inc. pursuant to powers of attorney executed on behalf of each such director and officer.

By:                   /s/ THOMAS AVALLONE
           -----------------------------------------
                        Thomas Avallone
                        ATTORNEY-IN-FACT